Registration No. ___



13003345

Received SEC

AUG 23 2013

Washington, DC 20549

SECURITIES AND EXCHANGE COMMISSION

FORM 1-A
REGULATION A OFFERING STATEMENT

UNDER

THE SECURITIES ACT OF 1933

STEUBEN TRUST CORPORATION
(Exact name of issuer as specified in its charter)

NEW YORK
(State or other jurisdiction of incorporation or organization)

One Steuben Square, Hornell, New York 14843-1699
(607) 324-5010

(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

Christine C. Lachnicht, Esq.
UNDERBERG & KESSLER LLP
300 Bausch & Lomb Place
Rochester, New York 14604
(585) 258-2800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6060	16-1368310
Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

Item 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) and (b): The Issuer's Directors and Officers:

Name	Business Address	Residence Address
Robert U. Blades, Jr. Director	Blades Holding Company, Inc. Hornell, New York 14843	1609 Heather Heights Hornell, New York 14843
Brenda L. Copeland President, Chief Executive Officer and Director	One Steuben Square Hornell, New York 14843-1699	5863 Dineen Road Hornell, New York 14843
Michael E. Davidson Director	Davidson's Furniture 161 Main Street Hornell, NY 14843	212 Main Street Hornell, NY 14843
Charles M. Edmondson Director	Alfred University Saxon Drive, Carnegie Hall Alfred, New York 14802	71 Pine Hill Drive Alfred, New York 14802
Mary E. Hilfiger Corporate Secretary	One Steuben Square Hornell, New York 14843-1699	80 Bennett Street Hornell, New York 14843
Stoner E. Horey Director	(Not applicable)	3461 Pierce Road Canisteo, New York 14823
L. Victor Myers Director	(Not applicable)	8067 Gleason Road Lima, NY 14485
James P. Nicoloff Executive Vice President, Treasurer and Chief Financial Officer	One Steuben Square Hornell, New York 14843-1699	62 Maple Street Hornell, New York 14843
Charles D. Oliver Director	Charles F. Oliver & Son 17 South Church Street Canaseraga, New York 14822	8 North Street Canaseraga, New York 14822
Amanda S. Parker Director	The Bonadio Group 1 Lake Street, Suite 203 Perry, New York 14530	68 Covington Street Perry, New York 14530
David A. Shults Chairman of the Board and Director	Shults & Shults 9 Seneca Street Hornell, New York 14843	66 Maple Street Hornell, New York 14843
Eric Shults Director	Shults & Shults 9 Seneca Street Hornell, New York 14843	427 Seneca Road Hornell, New York 14843
Sherry C. Walton Director	(not applicable)	4165 Grandview Avenue Wellsville, New York 14895

(c) The Issuer has no general partners.

(d) The record owners of 5% or more of any class of the Issuer's equity securities:

Name	Business Address	Residence Address
Steuben Trust Company, as Trustee for Richard W. Bradley QTIP Trust	One Steuben Square Hornell, New York 14843-1699	(not applicable)
David A. Shults	9 Seneca Street Hornell, New York 14843	66 Maple Street Hornell, New York 14843
Dick T. Hollands	Not applicable	900 N Taylor St. #238 McLean, Virginia 22102-3419

(e) The beneficial owners of 5% or more of any class of the Issuer's equity securities: See responses under (d) above.

(f) Promoters of the Issuer: Not applicable.

(g) Affiliates of the Issuer: Affiliates of the issuer are its banking subsidiary, Steuben Trust Company, and a subsidiary trust, Steuben Statutory Trust II.

(h) Counsel to the issuer with respect to the proposed offering: Underberg & Kessler LLP, 300 Bausch & Lomb Place, Rochester, New York 14604

(i) through (m):

Each underwriter with respect to the proposed offering; the underwriter's directors; the underwriter's officers; the underwriter's general partners; and counsel to the underwriter:

In each case, not applicable.

Item 2. Application of Rule 262

(a) No person identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

Item 3. Affiliate Sales

Not applicable.

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) None.

(b) The Common Stock to be offered by the Issuer in its Share Owner Dividend Reinvestment and Stock Purchase Plan ("Plan") will be offered to the Issuer's existing shareholders who reside in the states of: Arizona, Arkansas, California, Colorado, Connecticut, Florida, Georgia, Illinois, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, New Jersey, New York, North Carolina, Ohio, Oregon, Pennsylvania, Tennessee, Texas, Virginia, and Washington. The Plan and any shares of Common Stock purchased by the Issuer for such Plan are being offered to existing shareholders of the Issuer by delivery of the final Offering Circular by United States mail.

Item 5. Unregistered Securities Issued or Sold Within One Year

Not applicable.

Item 6. Other Present or Proposed Offerings

None.

Item 7. Marketing Arrangements

None; not applicable.

Item 8. Relationship With Issuer of Experts Named in Offering Statement

Not applicable.

Item 9. Use of a Solicitation of Interest Document

No; not applicable.

PART II
OFFERING CIRCULAR

OFFERING CIRCULAR

STEUBEN TRUST CORPORATION
SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

500,000 shares of Common Stock
$1.00 par value

TO THE COMMON SHAREHOLDERS OF STEUBEN TRUST CORPORATION:

("STC" or the "Company") Share Owner Dividend Reinvestment and Stock Purchase Plan (the "Plan"). The Plan offers our shareholders who own the Company's Common Stock the opportunity to automatically reinvest any cash dividends on your Common Stock in the purchase of additional shares of Common Stock. No brokerage commissions, fees, or service charges will be paid by shareholders participating in the Plan for purchases of shares made under the Plan.

Dividends will be reinvested on a quarterly basis as paid. The Plan may purchase shares of Common Stock on the open market or from the Company for the accounts of participants in the Plan, as further described herein.

Shareholders may enroll in the Plan by completing the enclosed Authorization Form and returning it to American Stock Transfer and Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219, the Company's Agent for administering the Plan. Shareholders enrolled in the Plan will continue in the Plan until they notify American Stock Transfer and Trust Company, LLC in writing that they wish to withdraw from participation in the Plan.

If you do not wish to participate in the Plan, you do not need to take any action. You will continue to receive your cash dividends, if and when declared, by check.

Additional information about the Plan is provided in question-and-answer form in this Prospectus. Should any additional questions arise, please contact us.

Sincerely,

Brenda L. Copeland,
President and Chief Executive Officer

This Offering Circular relates to 500,000 shares of Common Stock, par value $1.00 per share, of the Company registered for sale under the Plan. Please retain this Offering Circular for future reference.

The date of commencement of this offering is _______, 2013.

STEUBEN TRUST CORPORATION

One Steuben Square
Hornell, New York 14843-1699
(607) 324-5010

500,000 shares of Common Stock

All the shares of Common Stock offered hereby are being sold by Steuben Trust Corporation ("STC" or the "Company"). There is no public market for the Common Stock and it is unlikely that a public market will develop as a result of this Offering. The Company does not intend to list the Common Stock on any securities exchange or the NASDAQ Stock Market. The offering price will be determined as set forth in the Plan, a copy of which is attached hereto as Annex 1.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to the Company
Per Share	$30.00	$ -0-	$ 30.00
Total	$30.00	$ -0-	$ 30.00

The date of this Offering Circular is August 22, 2013

THE SHARES OF COMMON STOCK OFFERED HEREUNDER ARE NOT A DEPOSIT OR AN ACCOUNT OF OUR BANK SUBSIDIARY AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

THIS OFFERING CIRCULAR IS NOT AN OFFER TO SELL OUR COMMON STOCK AND IS NOT SOLICITING AN OFFER TO BUY OUR COMMON STOCK EXCEPT TO OUR EXISTING SECURITY HOLDERS.

TABLE OF CONTENTS

	PAGE
SUMMARY	4
SELECTED FINANCIAL & OTHER DATA	5
RISK FACTORS	6
PLAN OF DISTRIBUTION	10
PURPOSE	10
ADVANTAGES	10
ADMINISTRATION	11
PARTICIPATION	11
COSTS	12
PURCHASES	12
VOLUNTARY ADDITIONAL CASH PAYMENTS	13
WITHDRAWAL FROM PARTICIPATION	13
OTHER INFORMATION	13
INFORMATION REGARDING THE COMPANY	17
GENERAL	17
BUSINESS AND COMPETITION	17
REGULATION AND SUPERVISION	29
PROPERTIES	31
USE OF PROCEEDS	31
DESCRIPTION OF CAPITAL STOCK	31
DIRECTORS AND EXECUTIVE OFFICERS	33
COMPENSATION OF DIRECTORS AND OFFICERS	35
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS	36
CERTAIN TRANSACTIONS	38
LITIGATION	38
AVAILABLE INFORMATION	38
EXPERTS	39
INDEPENDENT AUDITOR'S REPORT	F-1
CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO AS OF AND FOR YEARS ENDED DECEMBER 31, 2012 AND 2011	F-3
CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS FOR SIX MONTHS ENDING JUNE 30, 2013 AND 2012	F-38

ANNEX 1 -- DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

ANNEX 2 -- AUTHORIZATION FORM FOR PARTICIPATION IN PLAN

SUMMARY

The Plan provides all holders of the Company's Common Stock the ability, on a quarterly basis, to automatically reinvest all or a portion of any cash dividends declared by the Company or to voluntarily invest certain additional cash payments into additional shares of Common Stock. This Offering Circular explains the potential risks to those investing funds through the Plan and provides detailed information with respect to the purpose, advantages, administration, participation, and costs associated with investing through the Plan. In addition, the Offering Circular gives detailed information with respect to making purchases under the Plan, and how and when an investor may withdraw from the Plan.

Finally, the Offering Circular gives detailed information with respect to the Company, its business, and competition. This information includes statistical, financial, and descriptive detail of the Company's lending activities, as well as the regulation and supervision of the Company by Federal and New York State authorities. The capitalization of the Company is also discussed, as well as its management.

SELECTED FINANCIAL AND OTHER DATA

The following tables set forth our selected consolidated historical financial and other data for the years and at the dates indicated. The information at June 30, 2013 and 2012 and December 31, 2012 and 2011 and for the years or periods then ended is derived in part from and should be read together with our consolidated financial statements and notes thereto beginning at page F-1 of this offering circular. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and the accompanying notes and Management's Discussion and Analysis of Financial Condition and Results of Operations. The historical results are not necessarily indicative of results that may be expected for any future period.

Condensed Consolidated Statements of Condition

		December 31,		June 30,	
		2012	**2011**	**2013**	**2012**
		(Dollars in Thousands)			
Assets					
Cash and Due From Banks	$	15,008	17,237	13,509	11,512
Loans, net		240,476	218,782	233,820	222,076
Investment Securities		141,010	133,659	153,142	143,651
Premises & Equipment		7,497	6,561	7,357	7,420
Other Assets		15,498	14,412	16,090	14,037
Total Assets	$	**419,489**	**390,651**	**423,918**	**398,696**
Liabilities					
Deposits	$	330,034	314,435	352,065	338,698
Borrowings		41,500	29,250	25,000	13,000
Subordinated Debentures		2,062	2,062	2,062	2,062
Accrued Interest Payable		97	161	91	148
Other Liabilities		5,073	5,656	5,155	4,975
Total Liabilities	$	378,766	351,564	384,373	358,883
Shareholders' Equity					
Common Stock	$	1,728	1,707	1,728	1,712
Additional Paid-In Capital		4,469	3,865	4,494	4,017
Non-controlling interest		314	314	314	314
Undivided Profits		33,464	32,358	35,703	33,587
Accumulated Other Comprehensive Income		2,559	2,161	(526)	2,123
Treasury Stock		(1,811)	(1,318)	(2,168)	(1,940)
Total Shareholders' Equity		40,723	39,087	39,545	39,813
Total Liabilities and Shareholders' Equity	$	**419,489**	**390,651**	**423,918**	**398,696**

Condensed Consolidated Statements of Income
(Dollars in Thousands Except Per Share Data)

	Twelve Months Ending		Six Months Ending	
	12/31/12	12/31/11	6/30/13	6/30/12
Interest Income	$ 15,730	16,045	7,857	7,841
Interest Expense	1,389	1,838	523	771
Net Interest Income	14,341	14,207	7,334	7,070
Provision for Loan Losses	166	583	34	26
Net Interest Income After Provision for Loan Losses	**14,175**	**13,624**	**7,300**	**7,044**
Other Operating Income	4,546	4,680	2,302	2,171
Operating Expenses	12,696	12,459	6,425	6,373
Income Before Income Tax	**6,025**	**5,845**	**3,177**	**2,842**
Income Tax	1,626	1,585	910	779
Net Income	4,399	4,260	2,267	2,063
Less: net inc. attrib. to non-controlling interest	28	28	28	28
Net income available to common shareholders	$ 4,371	4,232	2,239	2,035
Basic Earnings Per Share	$ 2.66	2.58	1.36	1.24
Diluted Earnings Per Share	$ 2.66	2.58	1.36	1.24

	Year ended December 31,		Six Months Ended June 30, **	
Other Financial Information	2012	2011	2013	2012
Return on Average Assets	1.09%	1.13%	1.05%	1.03%
Return on Average Equity	10.90%	11.67%	10.88%	10.34%
Dividend Payout Ratio	74.70%*	37.05%	0.00%	39.63%

*Includes $1.00 accelerated dividend; regular dividend 37.14%

** Six month period results are annualized in computing ratios

RISK FACTORS

PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION CONCERNING THE COMPANY AND ITS BUSINESS CONTAINED IN THIS OFFERING CIRCULAR BEFORE PURCHASING THE SHARES OFFERED HEREBY.

THE COMPANY MAY BE UNABLE TO PAY DIVIDENDS OR ITS ABILITY TO PAY DIVIDENDS MAY BE RESTRICTED.

The Company's ability to pay dividends to holders of its Common Stock is dependent on receipt of cash dividends from its wholly-owned subsidiary, Steuben Trust Company (the "Bank"). Federal regulations limit the amount of cash dividends which the Bank may pay to the Company and may restrict the amount of dividends payable by the Company. Failure to obtain sufficient funds from the Bank to make periodic dividend payments will adversely affect the Company's ability to pay dividends to the holders of the Common Stock. The Bank's ability to make dividend payments is subject to the Bank maintaining profitable operations. There can be no assurance that future earnings will support dividend payments to the Company.

The Board of Governors of the Federal Reserve System (the "Federal Reserve Board") has the power to prohibit the payment of dividends by a bank holding company if actions by such a company constitute an unsafe or unsound practice. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality, and overall financial condition. The Federal Reserve Board indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Federal Reserve Board policy also requires that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity. These policies could affect the ability of the Company to pay cash dividends.

Federal legislation also prohibits depository institutions insured by the Federal Deposit Insurance Corporation (the "FDIC"), such as the Bank, from paying dividends or making capital distributions that would cause the institution to fail to meet minimum capital requirements. In addition, under the New York Banking Law, the Bank may only pay dividends up to an amount equal to its net profits for the current year combined with its retained net profits of the preceding two years.

NO PUBLIC MARKET FOR STOCK; COMPANY NOT REQUIRED TO FILE PERIODIC REPORTS WITH THE SEC

There is no public market for the Company's Common Stock offered hereby and there can be no assurance that any trading market will develop at any time in the future. Additionally, the Common Stock offered hereby is offered pursuant to an exemption from the registration requirements under the Securities Act pursuant to SEC Regulation A. The Company is not and will not be required to file periodic reports with the SEC as a result of this Offering or otherwise be subject to the provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or the rules of the SEC applicable to reporting companies. Such a reporting obligation would not arise unless and until the Company has 2,000 shareholders of record. In order to avoid the direct and indirect costs of being a reporting company, the Company intends to attempt to stay below 2,000 record shareholders.

SIGNIFICANT COMPETITION FROM BANKS AND OTHER FINANCIAL INSTITUTIONS OFFERING SIMILAR SERVICES

The Company faces significant competition from many banks, savings institutions, and other financial institutions, which have branch offices or otherwise operate in the Company's market area, as well as many other companies now offering a variety of financial services. Many of these competitors have substantially greater financial resources than the Company, including a larger capital base that allows them to attract customers seeking larger loans than the Bank is able to make.

LOCAL, NATIONAL, AND INTERNATIONAL ECONOMIC CONDITIONS AND GOVERNMENT MONETARY AND FISCAL POLICIES MAY ADVERSELY IMPACT PROFITABILITY

Commercial banking is affected, directly and indirectly, by local, domestic and international economic and political conditions, and by government monetary and fiscal policies. Conditions such as inflation, recession, unemployment, volatile interest rates, tight money supply, real estate values, international conflicts and other factors beyond the control of the Company and the Bank may adversely affect the potential profitability of the Company and the Bank. The Company is not immune from the effects of the current global economic downturn. Maintaining profitability may become increasingly challenging until these conditions improve. It should be noted that the recent recovery in the stock market has improved the overall wealth of many households. However, most of this additional wealth is in 401(k) plans or other retirement accounts. Therefore, the spending power of these households has not been greatly increased. Volatility in the stock market remains a risk to household wealth levels as well as consumer confidence. The unemployment rates are still at very high levels, both nationally and locally, but off their historic highs from a few years ago.

FEDERAL AND STATE REGULATIONS COULD AFFECT THE COMPANY AND THE BANK BY INCREASING COSTS OF OPERATIONS

The operations of the Company and the Bank are heavily regulated and will be affected by present and future legislation and by the policies established from time to time by various federal and state regulatory authorities. In particular, the monetary policies of the Federal Reserve Board have had a significant effect on the operating results of banks in the past and are expected to continue to do so in the future. In addition, the Company is regulated by the Federal Reserve Board under the federal Bank Holding Company Act of 1956 as amended, and the Bank is regulated both by the New York State Department of Financial Services and by the FDIC. Changes in applicable laws and regulations resulting from the current turmoil in the financial markets are anticipated. These may result in increased cost of operations for the Company. Increased regulation is highly likely and as a result the Bank's operations may be affected, and its costs of compliance may rise.

The Dodd-Frank Act, enacted in July 2010, represents a comprehensive overhaul of the US financial services industry and requires federal agencies to implement new rules. These new rules will include, among other things, changes to consumer and mortgage origination requirements.

In July 2013, the Federal Reserve and the Bank's primary federal regulator, the FDIC and other regulatory agencies published final rules (the Basel III Capital Rules) that will revise their leverage and risk-based capital requirements and the method for calculating risk-weighted assets to make them consistent with agreements that were reached by the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. Among other things, the rule establishes a new common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets), increases the minimum Tier 1 capital to risk-based assets requirement (from 4% to 6% of risk-weighted assets) and assigns a higher risk weight (150%) to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property. The final rule also requires unrealized gains and losses on certain available -for-sale securities holdings to be included for purposes of calculating regulatory capital requirements unless a one-time opt-in or opt-out is exercised. The rule limits a banking organization's capital distributions and certain discretionary bonus payments if the banking organization does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital risk-based weighted assets in addition to the amount necessary to meeting its minimum risk-based capital requirements.

The final rule becomes effective for the Bank on January 1, 2015. The capital conservation buffer requirement will be phased in beginning January 1, 2016 and ending January 1, 2019, when the full capital conservation buffer requirement will be effective. The final rule also implements consolidated capital requirements, effective January 1, 2015.

OPERATIONS OF THE COMPANY AND THE BANK DEPEND IN LARGE PART ON EXISTING MANAGEMENT

The operations of the Company and the Bank to date have been largely dependent on existing management. The loss to the Company or the Bank of one or more of its existing executive officers could have a material adverse effect on the Company's business and results of operations.

GEOGRAPHIC CONCENTRATION OF LOAN PORTFOLIO

The bank's primary lending markets are the New York counties of Steuben, Allegany, Livingston, Wyoming and Monroe. Therefore, despite the bank's diversification efforts, we are still reliant on the economy in this region as well as at risk to any natural disasters in the area.

MANAGEMENT, THROUGH A LARGE PERCENTAGE OF OWNERSHIP, COULD CONTROL CERTAIN SHAREHOLDER VOTES

As of June 30, 2013, Directors and officers of the Company and their affiliates owned, or had power to vote approximately 24.5% of the Company's outstanding shares of Common Stock. Management, by virtue of this concentration of stock ownership, may be able to control the election of the Company's Directors and to control the outcome of actions requiring shareholder approval.

CERTAIN PROVISIONS MAY DETER OR DISCOURAGE A CHANGE IN THE CONTROL OF THE COMPANY

The Company's Certificate of Incorporation, Bylaws and the New York Business Corporation Law contain certain provisions which may have the effect of deterring or discouraging, among other things, a non-negotiated tender or exchange offer for shares of Common Stock, a proxy contest for control of the Company, the assumption of control of the Company by a holder of a large block of Common Stock or removal of the Company's management.

TEN LARGEST SHAREHOLDERS MAY BE LIABLE FOR UNPAID WAGES AND SALARIES

New York Business Corporation Law Section 630 holds the ten largest shareholders of a New York corporation liable for any wages or salaries that an employee or laborer is unable to collect from the Company. Under Section 630, each of the ten largest shareholders of the Company could be personally liable for any wages or salaries earned for services provided to the Company for which the Company fails to make payment.

OUR ALLOWANCE FOR POSSIBLE LOAN LOSSES MAY BE INSUFFICIENT

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense. This reserve represents our best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in our judgment, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects our ongoing evaluation of various factors, including growth of the portfolio, an analysis of individual credits, adverse situations that could affect a borrower's ability to repay, prior and current loss experience, the results of regulatory examinations, and current economic conditions. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors both within and outside our control, including the possible collapse or insolvency of major area employers as a result of the current recession, may require an increase in the allowance for loan losses. In addition, bank regulators periodically review our allowance for loan losses and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase the allowance for loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and possibly capital, and may have a material adverse effect on our financial condition and results of operations.

OUR INFORMATION SYSTEMS MAY EXPERIENCE AN INTERRUPTION OR BREACH IN SECURITY

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our general ledger, deposit, loan and other systems, including risks to data integrity. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

The Bank has a comprehensive Business Resumption Contingency Plan that sets forth plans and procedures for various types of identified risks including but not limited to fire, flooding, environmental disasters and technical causes. The plan is updated periodically and approved by the Board of Directors on an annual basis. A key component of the plan includes backup and recovery procedures for our core operating system. The Bank has a contract with a third party (Sungard) for this service, which includes the use of a test site in the event of an emergency. Employees of the Bank perform a restoration of the core system on an annual basis at the test site.

OUR RESULTS MAY BE AFFECTED BY THE SOUNDNESS OF OTHER FINANCIAL INSTITUTIONS

We engage in trading, clearing, counterparty, and other types of transactions with other financial services institutions. We regularly review our exposure to these other institutions. However, a default by one or more of these institutions could adversely affect our results from operations and financial condition.

PLAN OF DISTRIBUTION

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The provisions of the Plan are discussed in question-and-answer form below. Holders of shares of the Company's Common Stock that do not wish to participate in the Plan will continue to receive cash dividends, if and when declared, by check as in the past. Shareholders that wish to participate in the Plan will need to complete and submit an Authorization Form as discussed below. The Plan, a copy of which is attached as Annex 1 to this Offering Circular, is incorporated herein by reference. All recipients of this Offering Circular are urged to read the Plan in its entirety.

The Plan provides holders of the Company's Common Stock with a simple and convenient method of purchasing additional shares of Common Stock without fees of any kind. Any holder of record of shares of Common Stock is eligible to join the Plan.

Participants in the Plan may:

1. Reinvest dividends on all shares held by a participant.

2. Reinvest dividends on less than all of the shares (minimum of 10% of share balance) held by a participant and continue to receive cash dividends on the other shares.

3. Invest by making voluntary additional cash payments at any time in an amount not less than $100.00, but up to $5,000.00 per quarter, whether or not dividends are being reinvested, and provided the Plan participant does not reside in the state of Pennsylvania.

Cash payments will be invested on the dividend payment date of each quarter after they are received. Shares purchased will also be entitled to subsequent dividends.

Purpose

(1) What is the purpose of the Plan?

The purpose of the Plan is to provide holders of record of the Company's Common Stock with a simple, convenient and inexpensive method of investing cash dividends and additional voluntary cash payments in the purchase of additional shares of Common Stock without payment of any brokerage commissions or service charges.

Advantages

(2) What are the advantages of the Plan?

Plan participants may purchase additional shares of Common Stock quarterly with reinvested cash dividends on all or less than all of the shares (minimum of 10% of share balance) of the Company's Common Stock, which they own. Except for Plan participants residing in Pennsylvania, participants also may elect to purchase additional shares of Common Stock quarterly with voluntary additional cash payments of a minimum of $100.00 per quarter, up to a maximum of $5,000.00 per quarter. No commissions or service charges are paid by participants in connection with purchases under the Plan. Full investment of funds is possible under the Plan because the Plan permits fractions of shares, as well as full shares, to be credited to a participant's account. In addition, dividends in respect of such fractions, as well as full shares, will be credited to a participant's account. Dividends on the shares in the participant's account are automatically reinvested in the purchase of additional shares of Common Stock. Participants are assured of safekeeping of shares credited to their accounts under the Plan. Regular statements of account provide simplified record keeping. The participant's equity in the Company will increase with each dividend payment thereby generating additional dividend income to be invested.

Administration

(3) Who administers the Plan for participants?

American Stock Transfer and Trust Company, LLC (the "Agent"), 6201 15th Avenue, Brooklyn, New York, will administer the Plan for participants, including all record keeping, sending statements of account to participants and performing other duties relating to the Plan. Shares of Common Stock purchased under the Plan will be held by and registered in the name of the Agent or its nominee as agent for the participants in the Plan.

Participation

(4) How does a shareholder participate?

A holder of record of shares of Common Stock may join the Plan by signing the Authorization Form, a copy of which is enclosed with this Offering Circular as Annex 2, and returning it to American Stock Transfer and Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219. An Authorization Form and return envelope may be obtained at any time by calling 1-800-937-5449. Written requests for Authorization Forms and return envelopes should be mailed to the Agent. All holders of record of shares of Common Stock are eligible to participate in the Plan. If a shareholder's shares are held in the name of a broker or nominee, the ownership of the number of shares that the shareholder wishes to have participate in the Plan must first be transferred into the shareholder's name in order to participate in the Plan. (To affect such a transfer, a shareholder should contact his/her/its broker or nominee.)

(5) When may a shareholder join the Plan?

A holder of record of shares of Common Stock may join the Plan at any time. An optional cash payment may be made at any time, including when joining the Plan, by enclosing a check or money order with an Authorization Form.

The Authorization Form must be received by the Agent no later than five business days prior to a record date for a dividend in order to reinvest that dividend through the Plan. With respect to any Authorization Form received after such date, the reinvestment of dividends through the Plan will begin with the next succeeding dividend.

(6) What does the Authorization Form provide?

The Authorization Form provides for the purchase of additional shares of Common Stock through the following investment options:

1. Reinvest dividends paid on all shares held by a participant.

2. Reinvest dividends paid on less than all of the shares held by a participant and continue to receive cash dividends on the other shares.

3. Invest by making voluntary additional cash payments at any time of not less than $100.00 per quarter and not exceeding $5,000.00 per quarter, whether or not dividends are being reinvested.

Cash dividends on shares credited to a participant's account under the Plan are automatically reinvested in the purchase of additional shares of Common Stock.

(7) How may a participant change options under the Plan?

A participant may change his/her/its investment option at any time by signing a new Authorization Form and returning it to the Agent. Any change in option with respect to reinvestment of dividends must be received by the Agent at least five business days prior to the record date for the next succeeding dividend to allow sufficient time for processing. A participant also must submit an appropriately completed form at any time that a participant desires to make additional voluntary purchases of shares of Common Stock under the Plan.

Costs

(8) Are there any expenses to participants in connection with purchases under the Plan?

No. All brokerage commissions or service charges will be paid by the Company for open market or negotiated purchases of shares. No brokerage fees or service charges will be charged for purchases of shares under the Plan directly from the Company. All costs of administration of the Plan are paid by the Company.

Purchases

(9) What will be the price of shares of Common Stock purchased under the Plan?

If original issue or treasury shares are purchased under the Plan directly from the Company, the per share price of the shares so purchased will be the then-current price per share of the Company's Common Stock, as determined by a committee appointed by the Company's Board of Directors or the Board of Directors itself (the "Committee"). This Committee determines what, in its best judgment, the Committee believes to be the fair market value of a share of the Company's Common Stock from time to time. The Committee may determine such fair market value from any reasonable criteria it elects to use, such as recent sales of shares of Common Stock in the marketplace of which it is aware, the fair market value and recent sales of shares of comparable institutions, other measures such as return on equity, return on assets and book value, and any other reasonable criteria the Committee determines. Only the shares that may be sold by the Company to the Plan are the subject of this Offering Circular, and the Company will only receive the proceeds from the sales of any such shares.

If shares are purchased under the Plan in the market, such purchases will be made at prevailing market prices and the price to each participant's Plan account will be based on the average price of all shares so purchased. The Company will not receive the proceeds from any such purchases.

If shares are purchased under the Plan in privately negotiated transactions, such purchases will be made at prices not exceeding the then-fair market value of the Company's Common Stock as determined by the Committee, and the price to each participant's account will be based on the average price of all shares so purchased.

As of the date of this Offering Circular, the current fair market value of the Company's Common stock is $30.00 per share, as determined by the Committee. From time to time the Committee may determine a new fair market value for the Company's Common Stock. Plan participants will be so notified by a supplement to this Offering Circular.

(10) How many shares of Common Stock will be purchased for participants?

The number of shares to be purchased for a participant depends on the amount of a participant's dividends and the prevailing market price or fair market value, as applicable, of the Common Stock on the relevant purchase date. As soon as possible following each dividend payment date, each participant's Plan account will be credited with that number of shares, including fractional shares computed to three decimal places, equal to the amounts to be invested for a participant divided by the applicable purchase price.

(11) When will purchases of shares under the Plan be made?

On each dividend payment date, the cash dividends payable on all shares held in a participant's Plan account, together with any voluntary additional cash payments that have been received from a participant at least five business days prior to the record date for such dividend, will be applied by the Agent to the purchase of additional shares of Common Stock. Cash dividends on all shares of Common Stock purchased for each participant's Plan account will automatically be reinvested in additional shares of Common Stock.

(12) How will shares be purchased?

The Agent will use funds from cash dividends and voluntary additional cash payments to acquire shares of Common Stock under the Plan in any of four ways, as directed by the Company: (1) purchase newly issued shares directly from the Company; (2) purchase Treasury shares directly from the Company; (3) purchase outstanding shares in the market; (4) purchase shares in negotiated transactions. The Agent may also use any combination of these methods, as directed by the Company. If the Company sells newly issued and/or Treasury shares under the Plan, participants will become owners of such shares as of the dividend payment date. To the extent shares are purchased in the open market and/or in negotiated transactions, such shares will usually be purchased within ten business days following a dividend payment date, subject to the availability of shares in the market and to any regulatory restrictions on such purchases to which the Company may be subject. Plan participants will become owners of shares purchased for their accounts upon settlement of open market or privately negotiated purchases.

The Company will make every effort to reinvest all dividends promptly after receipt. No interest will be paid on dividends or on voluntary additional cash payments pending investment of such funds. To the extent that any dividends and/or any voluntary additional cash payments cannot be reinvested in shares of Common Stock within 45 days following a dividend payment date, then the Company reserves the right to distribute the uninvested dividends to the participants and to return any voluntary additional cash payments received.

Voluntary Additional Cash Payments

(13) How are voluntary additional cash payments made?

Except for Plan participants residing in Pennsylvania (see Page 39 of the Offering Circular), voluntary additional cash payments may be made at any time and the amount each time may be varied. A voluntary additional cash payment may be made when enrolling by enclosing a check or money order with an Authorization Form. Payments may not be less than $100.00 per quarter and cannot exceed $5,000.00 per quarter. The Agent will send a receipt for each voluntary additional cash payment together with a statement for use in making the next such payment. Note that purchases of shares with voluntary additional cash payments will only be made quarterly as well, and that no interest will be paid on such voluntary cash payments received pending the investment of such funds. Accordingly, it is suggested that shareholders desiring to make voluntary additional cash purchases of shares under the Plan submit such payments together with an appropriately completed form to the Agent toward the end of a quarter.

Withdrawal From Participation

(14) How does a participant withdraw from the Plan?

In order to withdraw from the Plan, a participant must send a written request to the Agent. When a participant withdraws from the Plan, certificates for whole shares credited to the participant's account under the Plan will be issued and a cash payment will be made for any fraction of a share, based upon the most recent average per share purchase price of Common Stock made under the Plan prior to the effective date of the withdrawal multiplied by the fractional interest.

(15) When may a participant withdraw from the Plan?

A participant may withdraw from the Plan at any time. To be effective for a given dividend payment date, the withdrawal notice must be received by the Agent at least five business days prior to the record date for that dividend. Any notice of withdrawal received less than five business days prior to a dividend record date will not be effective until dividends paid for that record date have been reinvested and the shares credited to the participant's Plan account.

(16) Can a participant re-enter the Plan after withdrawing?

Yes, by following the procedure for initial enrollment (see Question 4).

Other Information

(17) Will certificates automatically be issued for shares of Common Stock purchased under the Plan?

No. Unless requested by a participant, certificates for shares of Common Stock purchased under the Plan will not be issued. All shares purchased will be held by the Agent as nominee of and for the benefit of Plan participants. The number of shares purchased for each participant's Plan account will be shown on a statement of account that each participant will receive at least quarterly from the Agent. (This feature also protects against loss, theft or destruction of stock certificates.)

Certificates for any number of full shares credited to a participant's Plan account will be issued without charge upon written request. Such shares remain eligible to participate in the Plan, and if a participant remains in the Plan, any remaining full shares and fractional interests in the participant's Plan account will continue to participate in the Plan as well.

The noncertificated shares credited to a participant's Plan account cannot be pledged as collateral for a loan or other obligation of a participant. A participant that wishes to pledge such shares must request that certificates for such shares be issued in his/her/its name. Certificates representing fractional interests will not be issued under any circumstances.

(18) What happens when a participant who is reinvesting the cash dividends on shares registered in the participant's name sells or transfers a portion of such shares?

If a participant who is reinvesting the cash dividends on shares of Common Stock registered in his/her/its name disposes of a portion of such shares with respect to which he/she/it is participating in the Plan, the Agent will continue to reinvest the dividends on the remainder of such shares that are participating in the Plan.

(19) What happens when a participant sells or transfers all of the shares registered in the participant's name?

If a participant disposes of all shares of Common Stock registered in his/her/its name, the Agent will continue to reinvest the dividends on any remaining shares credited to the participant's Plan account unless the participant also withdraws those shares held in his/her/its Plan account as well.

(20) How may a participant transfer shares held in the participant's Plan account?

A Plan participant that wishes to transfer shares held in his/her/its Plan account must first withdraw those shares from the Plan. Upon the receipt of the certificate(s) representing such shares, the participant may then transfer those shares as the participant would any other securities, including without limitation, compliance with applicable federal and state laws.

(21) If the Company has a rights offering, how will a participant's entitlement be computed?

A participant's entitlement in a rights offering will be based on the participant's total holdings -- just as the participant's dividend is computed each quarter. Rights certificates will be issued for the number of whole shares only, however, and rights based on a fraction of a share held in a participant's Plan account will be sold for the participant's account and the net proceeds will be treated as an optional cash payment.

(22) What happens if the Company issues a stock dividend or declares a stock split?

Any shares of Common Stock distributed as a result of a stock dividend or stock split by the Company on shares credited to the account of a participant under the Plan will be added to the participant's Plan account. Stock dividends or split shares distributed on shares registered in the name of the participant will be mailed directly to the shareholder in the same manner as to shareholders who are not participating in the Plan.

(23) How will a participant's Plan shares be voted at meetings of shareholders?

All shares of Common Stock credited to a participant's Plan account will be voted as the participant directs. If on the record date for a meeting of shareholders there are shares credited to a participant's Plan account, the participant will be sent the proxy material for that meeting. If the participant returns an executed proxy card in a timely fashion, it will be voted in accordance with the instructions so received with respect to all shares credited to the participant's Plan account. All such shares may also be voted in person at any meeting of shareholders. If the participant does not execute and return a proxy card in a timely fashion and does not attend the meeting and vote such shares in person, such shares will not be voted at that meeting.

(24) What are the federal income tax consequences of participation in the Plan?

The Company has not received a ruling from the Internal Revenue Service concerning the federal income tax consequences of participating in the Plan. Participants are urged to consult their own tax advisers before joining the plan. However, a general discussion of certain tax consequences follows:

(a) A participant in the Plan will be treated for federal income tax purposes as having received, on the dividend payment date, a dividend in an amount equal to the fair market value on the dividend payment date of the shares of Common Stock credited to the participant's Plan account. To the extent that dividends paid by the Company to its shareholders are treated as made from the Company's earnings and profits, those dividends are taxed in accordance with the provisions of the Internal Revenue Code for federal income tax purposes. The Company has sufficient earnings and profits such that participants can expect that the full amount of any dividends paid will be currently taxable to Plan participants.

(b) The tax basis of shares purchased with reinvested dividends will equal the average price at which all shares were acquired with respect to a specific dividend payment. Likewise, for each quarterly purchase of shares made with voluntary additional cash payments, the tax basis of such shares will equal the average price at which all such shares were acquired.

(c) A participant's holding period for shares acquired pursuant to the Plan both with reinvested dividends and voluntary additional cash payments will begin on the day following the purchase of such shares.

(d) A participant will not realize any taxable income when the participant receives certificates for whole shares credited to the participant's account, either upon the participant's request for certain of those shares or upon withdrawal from or termination of the Plan.

(e) A participant will realize long term or short-term gain or loss when shares are sold or exchanged, depending upon whether the shares have been held for more than one year at the time of disposition. In the case of a fractional share, when the participant receives a cash adjustment for a fraction of a share credited to the participant's account upon withdrawal from or termination of the Plan, the amount of such gain or loss will be the difference between the amount which the participant receives for the shares or fraction of a share and the tax basis therefor.

(25) What are the responsibilities of the Company and the Agent under the Plan?

The Agent receives the participant's dividend payments and voluntary additional cash payments, if any, invests such amounts in additional shares of the Company's Common Stock, maintains continuing records of each participant's account, and advises participants as to all transactions in and the status of their accounts. The Agent acts as agent for the participants.

As soon as practical after each purchase for the account of a Plan participant, each participant will receive a statement of account from the Agent showing: the total number of shares held in the participant's Plan account; the amount of dividends received on the shares held in the participant's Plan account; the amount invested on the participant's behalf, including any voluntary additional cash payments received; the number of shares purchased; the price per share; and the acquisition date of such shares. Additionally, each participant will continue to receive copies of the Company's annual and other periodic reports to shareholders, proxy statements, and information for income tax reporting purposes.

The Company reserves the right to interpret and regulate the Plan as necessary or desirable in connection with the administration of the Plan. In administering the Plan, neither the Company nor the Agent will be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a participant's account upon such participant's death prior to receipt of notice in writing of such death, nor shall they have any duties, responsibilities or liabilities except as expressly set forth in the Plan.

Participants must recognize that neither the Company nor the Agent can provide any assurance that shares of Common Stock purchased under the Plan will, at any particular time, be worth more or less than their purchase price.

(26) May the Plan be changed or discontinued?

While the Company currently expects to continue the Plan indefinitely, it reserves the right to suspend, modify, or terminate the Plan at any time. All participants will receive notice of any such suspension, modification, or termination. All notices from the Agent or the Company to a participant will be addressed to the participant's last address of record with the Agent. The mailing of a notice to a participant's last address of record will satisfy the Plan requirement of giving notice to such participant. Therefore, participants must promptly notify the Agent in writing of any change of address.

(27) To whom do I write for additional information concerning the Plan?

The Plan is administered by the Agent, and all correspondence should be directed to:

American Stock Transfer and Trust Company, LLC
Attention: Dividend Reinvestment Department
6201 15th Avenue
Brooklyn, New York 11219
1-800-937-5449

INFORMATION REGARDING THE COMPANY

GENERAL

The Company is a bank holding company incorporated under the New York Business Corporation Law on February 5, 1990 and headquartered in Hornell, New York. It is the sole shareholder of Steuben Trust Company (the "Bank"), a New York chartered commercial bank that commenced operations in 1902. The Bank's deposits are insured by the FDIC. The Bank is not a member of the Federal Reserve System.

The Company also has a subsidiary trust, Steuben Statutory Trust II (see **Subordinated Debentures** on page 25). The Company is exploring opportunities in other financial services.

The Bank is a locally managed and community oriented commercial bank which provides loans, both residential and commercial, and other traditional financial services to customers consisting principally of individuals and small to medium-sized businesses. The Bank attracts deposits from the general public, business and government entities through its offices and uses these funds and other available sources of funds to originate loans. The Bank seeks to provide personal attention and professional financial assistance to customers. The Bank's philosophy includes providing friendly, informed and courteous service, local and timely decision making, flexible and reasonable operating procedures, and consistently applied credit policies.

The Bank's market primary market area is located in Western New York State – Steuben County (4 branches), Allegany County (7 branches), Livingston County (1 branch), Monroe County (1 branch), and Wyoming County (1 branch). Overall, the combined population of the Bank's primary and extended markets was approximately 1 million based on 2010 census data. The three counties representing the majority of the Bank's business – Steuben County, Allegany County and Livingston County, had a combined population of approximately 209,000 based on 2010 census data. The City of Hornell, where the administrative offices are located, has a population of approximately 9,000 based on 2010 census data.

As of June 30, 2013, the Bank had a total of approximately 118 full-time equivalent employees.

BUSINESS AND COMPETITION

Lending Activities

General

At June 30, 2013, the Bank's net loan portfolio totaled $233.8 million representing approximately 55.2% of its $423.9 million of total assets at that date. The principal segments of loans in the Bank's portfolio are commercial loans, residential mortgage loans, and consumer loans.

Commercial Loans

The Bank originates secured and unsecured loans for commercial, corporate, agricultural, and business purposes. At June 30, 2013, $136.4 million, or 57.6% of the Bank's total loan portfolio consisted of commercial and agricultural loans. The Bank's commercial loans consist primarily of loans secured by real estate, equipment, machinery and other corporate assets. Commercial loans are also made to provide working capital to businesses in the form of lines of credit which may be secured by real estate, accounts receivable, inventory, equipment, or other assets. The Bank had approximately $1.7 million of vehicle dealership floor plan loans to finance retail inventory outstanding at June 30, 2013, versus $1.6 million at December 31, 2012. The financial condition and cash flow of commercial borrowers are monitored by the submission of quarterly, semi-annual and annual corporate financial statements, personal financial statements, and tax returns. The frequency of required financial information depends on the size and complexity of the credit and the collateral which secures the loan.

The Bank does not have any concentrations of loans exceeding 10% of loans to borrowers engaged in similar activities which would cause them to be similarly affected by economic or other conditions.

Residential Mortgage Loans

The Bank originates adjustable and fixed-rate residential mortgage loans and home equity loans and lines of credit to its retail customers. The Bank has historically been a portfolio lender. The Bank originates loans both for sale to the secondary market, and to hold in its portfolio. At June 30, 2013, $85.0 million, or 35.9% of the Bank's total loan portfolio consisted of one to four family residential mortgage loans and home equity loans and lines of credit. Most of these loans are secured by property located in the Bank's immediate market area.

Although the Bank typically originates loans to hold in its portfolio, from time to time, the Bank sells such loans on the secondary market. For example, during the six months ended June 30, 2013, the Bank originated and sold $2.6 million of residential mortgage loans in the secondary market. As of June 30, 2013, the Bank was servicing $23.1 million in residential mortgage loans previously sold to Federal Home Loan Mortgage Corporation (FHLMC). As noted earlier, there are new regulatory requirements regarding residential mortgages, and for the most part the Bank previously adhered to these requirements. Thus, there was not a great deal of change required to remain in compliance.

The Bank originates residential mortgage loans in accordance with guidelines adopted by the Board of Directors, and modified from time to time. Pursuant to these underwriting guidelines, the Bank will lend up to 80% of the appraised value of the property securing a single-family residential mortgage loan under certain circumstances. Generally, loans up to 95% of appraised value may be granted to borrowers who obtain private mortgage insurance.

Home equity loans, which are fixed rate term loans, are generally originated by the Bank for up to 75% of appraised value, less the amount of any existing prior liens on the property. The Bank typically also offers home equity lines of credit (typically variable rate open-end loans) in amounts up to 75% of appraised value, less the amount of any existing prior liens. Home equity loans generally have a maximum term of fifteen years. The Bank secures these loans and lines with first or second mortgages. If the Bank has the first mortgage, the home equity loan can generally be up to 85% of appraised value in aggregate. Exceptions can be approved by officers designated by the Board of Directors.

Typically, the Bank requires either title insurance or an attorney's opinion letter insuring the priority of the mortgage lien, as well as fire and extended coverage casualty insurance in order to protect the property securing its residential and other mortgage loans. The properties securing all of the Bank's residential mortgage loans are typically appraised by appraisers approved by the Board of Directors from time to time.

Consumer Loans

The Bank offers a full range of consumer loans in order to meet demand for such financial services from its customers and because such loans typically have shorter terms and higher interest rates than commercial or residential mortgage loans. Consumer loans are made on both a direct and indirect basis and may be secured or unsecured and include motor vehicle loans, personal loans, overdraft protection and recreational vehicle loans.

The Bank's underwriting guidelines for such loans generally require that a borrower have been in his or her present job for a minimum of two years. A credit report is obtained on each borrower. Generally, the borrower's total debt to income ratio should not exceed 40%. Loans secured by motor vehicles may require a 10% down payment. However, the ability of the borrower to repay is the primary consideration. At June 30, 2013, $15.2 million, or 6.5% of the Bank's total loans, consisted of consumer loans.

Composition

The following table sets forth the Bank's loans by major categories as of the dates indicated:

		At June 30, 2013	At December 31, 2012
Consumer:		(Dollars in Thousands)	
Installment	$	15,169	15,091
Residential Mortgages (includes home equity loans):		84,671	91,811
Commercial:			
Business and agricultural		136,431	136,024
Total loans, gross		236,271	242,926
Net unearned loan origination fees and costs		424	425
Total loans		236,695	243,351
Allowance for loan losses		(2,875)	(2,875)
Net Loans	$	233,820	240,476

Policies and Procedures

The Bank's written lending policies require underwriting, loan documentation, and credit analysis standards to be met prior to funding any loan. Lending authorities for the Bank's officers are established by the Bank's Board of Directors consistent with the knowledge, training, experience, and lending record of each officer. Loan decisions for credits in excess of $750,000 are made by the Bank's Board of Directors, or a Loan Committee comprised largely of Directors. After the loan has been approved and funded, continued periodic review is required. Due to the secured nature of residential mortgage loans and the smaller balances of individual installment loans, sampling techniques are used on a continuing basis for credit reviews of these loan types. The Bank has a policy of discontinuing accrual of interest income at the time the loan becomes 90 days delinquent, unless the loan is well secured and in process of collection. If circumstances warrant, accrual of interest may be discontinued prior to 90 days. If a loss of loan principal is anticipated, any payments received on that non-accrual loan is credited to principal until full recovery of past due payments has been recognized. The loan is not restored to accrual status until the customer demonstrates the ability to service the loan over its remaining life in accordance with the underlying note agreement. Loans are charged off in whole or in part upon a determination that a loss will occur. The Bank considers a loan impaired when, based on current information and events, it is probable that it will be unable to collect all amounts of principal and interest under the original terms of the agreement. Accordingly, the Bank measures certain impaired commercial loans based on the present value of future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Bank collectively evaluates large groups of small balance, homogeneous loans which include commercial loans less than $100,000, all residential mortgages, automobile, and other consumer loans. Non-accrual and delinquent loans are reviewed on a monthly basis to determine potential losses from impairment.

The following table sets forth information concerning loan delinquency and other non-performing assets.

	At June 30, 2013	At December 31, 2012
	(Dollars in Thousands)	
Loans accruing, but past due 30 to 89 days	$ 1,473	1,492
Loans accruing, but past due 90 days and over	23	87
Total non-accrual loans	1,492	1,946
Other real estate owned, net of valuation allowance	1,332	1,203
Total non-performing assets	$ 2,847	3,236
Non-accrual loans as a percentage of total loans, net of unearned loan premiums and fees	0.63%	0.80%
Non-performing assets as a percentage of total assets	0.67%	0.77%

Non-performing assets are comprised of (i) loans accruing, but past due 90 days and over, (ii) non-accrual loans, and (iii) other real estate owned ("OREO").

At June 30, 2013 and December 31, 2012, the Bank had $1,264,000 in loans that were considered impaired and had an allocation allowance for probable losses. Impairment applies to loans that are identified for evaluation on an individual basis. Loans are considered impaired when, based on current information and events, it is probable that the creditor will be unable to collect all interest and principal payments due according to the contractual terms of the loan agreement. The impairment allowance associated with these loans at June 30, 2013, was $493,000 compared to $448,000 at December 31, 2012. There were no loans considered impaired that did not require an allocated reserve at June 30, 2013, compared to $208,000 at December 31, 2012. At June 30, 2013 and December 31, 2012, non-accrual loans were 0.63% and 0.80%, respectively, of total loans, while non-performing assets were 0.67% and 0.77%, respectively, of total assets. At both June 30, 2013, and December 31, 2012, all problem loans were either classified as impaired or non-performing. Potential problem loans are loans which management has serious doubts as to the borrowers' ability to comply with the present repayment terms and loans which management is actively monitoring due to changes in the borrowers' financial condition. Impaired loans, non-performing loans, and potential problem loans have been considered in management's analysis of the adequacy of the allowance for loan losses.

At June 30, 2013, and December 31, 2012, there were no other interest-bearing assets that would be classified as impaired, non-performing, or potential problem loans if such assets were loans. Other interest-bearing assets include investment securities, federal funds sold, and interest-bearing balances with other banks.

Real estate acquired by the bank as a result of foreclosure and/or deed in lieu of foreclosure is classified as OREO until it is sold. Write-downs from cost to estimated fair value which are required at the time of foreclosure are charged to the allowance for loan losses. After transfer, the property is carried at the lower of cost or fair value, less estimated selling expenses. Adjustments to the carrying value of such properties that result from subsequent declines in value are charged to operations in the period in which the declines occur. As of June 30, 2013, and December 31, 2012, the Bank had $1,569,000 and $1,440,000 respectively in OREO. The valuation allowance as of both June 30, 2013, and December 31, 2012, was $237,000.

Allowance for Loan Losses

Management makes a continuing determination as to an appropriate provision from earnings to maintain an allowance for loan losses that is adequate for probable incurred losses in the loan portfolio. In making the determination, management utilizes a loan loss reserve analysis format which considers several factors including: loans criticized internally and/or externally by regulators and/or the Bank's independent loan review firm, delinquent loans to include the amount and trends in delinquencies, projected future losses based upon historical data for loans which are currently performing as agreed, growth in the various segments of the Bank's loan portfolio, analytical review of loan charge-off experience, other relevant historical and peer statistical ratios, and management's judgment with respect to local and general economic conditions and their impact on the existing loan portfolio.

The Bank has no credit exposure to foreign countries or foreign borrowers, or to "highly leveraged transactions," as defined by the Federal Reserve Board.

Although the Bank uses its best judgment in underwriting each loan, industry experience indicates that a portion of the Bank's loans nevertheless will become delinquent. Regardless of the underwriting criteria utilized by banks, losses may be experienced as a result of many factors beyond their control including, among other things, changes in market conditions affecting the value of collateral and unrelated problems affecting the repayment capacity of the borrower.

The following table sets forth year-end balances and changes in the allowance for loan losses and certain ratios for the six months ended June 30, 2013, and year ended December 31, 2012:

		At or For the Period Ended June 30, 2013	At or For the Year Ended December 31, 2012
		(Dollars in Thousands)	
Average recorded investment in loans outstanding	$	237,916	227,478
Balance at beginning of year	$	2,875	2,815
Charge-offs:			
Commercial		(28)	(92)
Real estate-mortgage		(48)	---
Consumer		(12)	(129)
Total charge-offs		(88)	(221)
Recoveries:			
Commercial		18	34
Real estate-mortgage		----	----
Consumer		36	81
Total recoveries		54	115
Net charge-offs		(34)	(106)
Provision for loan losses		34	166
Balance at end of period	$	2,875	2,875
As a percent of average loans:			
Net charge-offs (annualized)		0.03%	0.05%
Provision for loan losses (annualized)		0.03%	0.07%
Allowance for loan losses		1.21%	1.26%
Allowance as a percentage of each of the following:			
Total loans, net of unearned loan premiums and fees		1.21%	1.18%
Total non-accrual and delinquent loans 90 days and over and still accruing		189.77%	141.42%
Total non-accrual loans		192.69%	147.74%

The Bank's management is unable to determine in what loan category future charge-offs and recoveries may occur. However, the following schedule sets forth the allocation of the allowance for loan losses among various categories. The allocation is based upon historical experience. The entire allowance for loan losses is available for probable incurred losses which may occur in any loan category.

	At June 30, 2013		At December 31, 2012	
	Amount	Percent of Loans in Each Category to Loans	Amount	Percent of Loans in Each Category to Loans
	(Dollars in Thousands)			
Allocation of allowance for loan losses:				
Commercial	$ 2,388	58%	2,126	56%
Mortgage	119	36%	153	38%
Consumer	191	6%	223	6%
Unallocated	177	n/a	373	n/a
Total	$ 2,875	100%	2,875	100%

Securities Portfolio

The Bank maintains a securities portfolio for the secondary application of funds as well as a source of liquidity. The Bank classifies its securities as either "available for sale" or "held to maturity," and does not hold any securities considered to be trading. Held to maturity securities are those securities that the Bank has the positive intent and the ability to hold until maturity. All other securities not included in held to maturity are classified as available for sale.

Available for sale securities are recorded at fair value. Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as accumulated other comprehensive income (loss) as a separate component of shareholders' equity. Transfers of securities between categories are recorded at fair value at the date of transfer. The unrealized holding gains or losses included in the separate component of equity for securities transferred from available for sale to held to maturity are maintained and amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security. A decline in the fair value of any available for sale or held to maturity security below cost, deemed other than temporary, is charged to earnings for the portion related to credit and the portion related to other factors is recognized in other comprehensive income.

The following table sets forth the amortized cost and fair value of securities as of June 30, 2013, and December 31, 2012:

		At June 30, 2013		At December 31, 2012	
Available-for-sale		Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(Dollars in Thousands)		
Debt Securities:					
U.S. Agency	$	38,326	39,777	29,938	33,243
State & Municipal		47,340	48,196	46,779	49,287
U.S. Agency MBS		56,240	56,528	49,352	51,151
Corporate Bonds		1,022	1,045	1,024	1,062
Total Securities	$	142,928	145,546	127,093	134,743

		At June 30, 2013		At December 31, 2012	
Held-to-maturity		Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(Dollars in Thousands)		
Debt Securities:					
State & Municipal	$	7,596	7,743	6,267	6,424
Total Securities	$	7,596	7,743	6,267	6,424

As of June 30, 2013, 26.0% of the Bank's total securities portfolio was held in U.S. Government Sponsored Agency Securities, 36.9% in U.S. Government Sponsored Agency mortgage-backed securities, 36.4% was held in municipal securities, and 0.7% was held in US Corporate Bonds. All mortgage-backed securities are issued by or collateralized by U.S. Government Sponsored Agencies and backed by residential loans. The total carrying value of securities increased from $141.0 million at December 31, 2012, to $153.1 million at June 30, 2013, due to growth in deposits. At June 30, 2013, securities having a fair value of $142.4 million were pledged as collateral for public funds and other purposes as required or permitted by law. According to the following tables, 25.7% of the debt securities in the portfolio have contractual maturities within five years. Debt securities are shown at their stated maturity dates for the purposes of this table.

		At June 30, 2013				
Available-for-sale		Within 1 Year	After 1 Year But Within 5 Years	After 5 Years But Within 10 Years	After 10 Years	Total
			(Dollars in Thousands)			
Amortized Cost:						
U.S. Agency	$	1,001	13,230	22,057	2,038	38,326
State & Municipal		2,944	11,571	26,021	6,804	47,340
U.S. Agency MB		10	1,151	8,047	47,032	56,240
Corporate Bonds		---	526	496	---	1,022
Total debt securities at amortized cost	$	3,955	26,478	56,621	55,874	142,928

Available-for-sale	At June 30, 2013				
	Within 1 Year	After 1 Year But Within 5 Years	After 5 Years But Within 10 Years	After 10 Years	Total
	(Dollars in Thousands)				
Fair Value:					
U.S. Agency	$ 1,015	13,980	22,504	2,278	39,777
State & Municipal	2,990	12,160	26,473	6,573	48,196
U.S. Agency MB	11	1,222	8,337	49,958	56,528
Corporate Bonds	---	531	514	---	1,045
Total debt securities at fair value	$ 4,016	27,893	57,828	55,809	145,546
Weighted average interest rate of debt securities	3.33%	3.22%	3.04%	2.48%	2.86%

Held-to-maturity	At June 30, 2013				
	Within 1 Year	After 1 Year But Within 5 Years	After 5 Years But Within 10 Years	After 10 Years	Total
	(Dollars in Thousands)				
Amortized Cost:					
State & Municipal	$ 6,205	1,169	222	---	7,596
Total debt securities at amortized cost	$ 6,205	1,169	222	---	7,596
Fair Value:					
State & Municipal	$ 6,231	1,249	263	---	7,743
Total debt securities at fair value	$ 6,231	1,249	263	---	7,743
Weighted average interest rate of debt securities	1.47%	3.86%	4.90%	---	1.94%

Deposits

The following table sets forth the breakdown of deposits as of June 30, 2013, and December 31, 2012. The Bank's total deposits increased to $352.1 million at June 30, 2013, from $330.0 million at December 31, 2012. The change was spread throughout the categories listed below.

	At June 30, 2013	At December 31, 2012
	(Dollars in Thousands)	
Non-interest bearing	$ 83,994	79,997
Interest bearing NOW and Money Market	92,056	92,472
Savings	58,031	60,064
Time deposits	117,984	97,501
Total deposits	$ **352,065**	**330,034**

Included in time deposits are certificates of deposit of $100,000 and brokered deposits. Brokered deposits amounted to $29.4 million at June 30, 2013, compared to $29,8 million at December 31, 2012. The following table breaks out these higher balance accounts and also the maturities of the categories. Of the Bank's certificates of deposit of $100,000 or more at June 30, 2013, $27.2 million are from local public entities (such as counties, school districts, villages). These deposits are considered a stable source of funding for the Bank.

	Certificates $100,000 or more at		Certificates less than $100,000 at	
	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012
Maturing in:	(Dollars in Thousands)			
3 months or less	$ 30,143	10,002	12,961	9,130
3 - 12 months	29,146	23,560	22,094	30,735
Over 12 months	1,882	4,259	21,758	19,815
Total	$ 61,171	37,821	56,813	59,680

Borrowings

The Bank has the ability to borrow money from the Federal Home Loan Bank of New York (the "FHLB"). This source of funds is used as a liquidity tool for the Bank. At June 30, 2013, the Bank had $25.0 million in borrowings from the FHLB, compared to $41.5 million at December 31, 2012. The following is a tabulation of outstanding advances from the FHLB as of June 30, 2013:

Maturity Year	Amount ($ in Thousands)	Weighted Average Interest Rate
2013	$ 8,000	1.52%
2014	7,000	1.77%
2015	5,500	2.03%
2016	4,500	0.98%
Total	$ 25,000	1.52%

Subordinated Debentures

On July 16, 2007, Steuben Statutory Trust II, a trust formed by the Company, completed a pooled private offering of $2,000,000 of trust preferred securities. The Company issued $2,062,000 of subordinated debentures to the trust in exchange for ownership of all common security of the trust and the proceeds of the preferred securities sold by the trust. The trust is not consolidated with the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trust was $62,000 and included in Other Assets.

The Company may redeem the subordinated debentures in whole or in part, in a principal amount with integral multiples of $1, on or after September 15, 2012 at 100% of the principal amount, plus accrued and unpaid interest. The subordinated debentures are also redeemable in whole or in part from time to time, upon occurrence of specific events defined within the trust indenture. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years.

The subordinated debentures may be included in Tier I capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The subordinated debentures have a variable rate of interest equal to the three month London Interbank Offered Rate (LIBOR) plus 1.55%. This rate resets on a quarterly basis and was 1.82325% at June 30, 2013.

Interest Rate Risk Management

Asset/liability management involves managing the extent to which interest-sensitive assets and interest-sensitive liabilities are matched. The Bank typically defines interest-sensitive assets and liabilities as those that reprice within one year or less. Maintaining an appropriate match is a method of avoiding wide fluctuations in net interest margin during periods of changing interest rates.

The difference between interest-sensitive assets and interest-sensitive liabilities is known as the "interest sensitivity gap" ("GAP"). A positive GAP occurs when interest-sensitive assets exceed interest-sensitive liabilities repricing in the same time periods, and a negative GAP occurs when interest-sensitive liabilities exceed interest-sensitive assets repricing in the same time period. A negative GAP ratio suggests that a financial institution may be better positioned to take advantage of declining interest rates rather than increasing interest rates, and a positive GAP ratio suggests the converse.

The Bank attempts to manage its assets and liabilities in a manner that stabilizes net interest income and net economic value over a broad range of interest rate environments. Adjustments to the mix of assets and liabilities are made periodically in an effort to give the Bank dependable and steady growth in net interest income regardless of the behavior of general interest rates in the economy. The Bank did take $149,000 in gains on sales of securities during 2012 compared to none for the six months ended June 30, 2013. This was done to restructure the investment portfolio to help mitigate the overall interest rate risk of the Bank. The following table presents a summary of the Bank's interest rate sensitivity at June 30, 2013:

Interest Rate Sensitivity at June 30, 2013
(Dollars in Thousands)

	One year or less	Over 1 year through 5 years	Over 5 years	Total
		(Dollars in Thousands)		
Interest-earning assets: (1)				
Loans (2)	$ 119,207	90,357	25,215	234,779
Securities	22,212	71,843	59,087	153,142
Total	$ 141,419	162,200	84,302	387,921
Interest-bearing liabilities:				
Interest-bearing deposits (3)	$ 241,911	26,160	----	268,071
Borrowings	11,000	14,000	----	25,000
Trust Preferred Securities	2,062	----	----	2,062
Total	$ 254,973	40,160	----	295,133
Interest rate sensitivity gap:				
Interval	$ (113,554)	122,040	84,302	92,788
Cumulative	$ (113,554)	8,486	92,788	N/A
Ratio of cumulative gap to total rate sensitive assets	(29.27)%	2.19%	23.92%	N/A

(1) Adjustable and floating-rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed-rate assets are included in the periods in which they are anticipated to be paid based on amortization schedules and prepayment histories.

(2) Balances exclude unearned loan fees and costs of $424,000, and have also been reduced for non-accruing loans, which amounted to $1,492,000 at June 30, 2013.

(3) The Bank's negotiable order of withdrawal ("NOW") accounts, statement savings accounts and money market deposit accounts are generally subject to immediate withdrawal and are included in the "one year or less" category.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rate on a short-term basis and over the life of the assets. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Average Balances and Yields

The following table presents the total dollar amount of interest income from average interest-earning assets and the resulting rates, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Net interest margin is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities. All average balances are daily average balances. Nonaccrual loans are included in average loan balances. The average balance of investment securities is presented at fair value for available for sale securities, and amortized cost for held-to-maturity securities.

	Six Months Ended June 30,					
	2013			2012		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
			(Dollars In Thousands)			
Interest-Earning Assets:						
Loans	$ 237,916	5,911	4.97%	221,150	5,856	5.30%
Investment Securities	151,801	1,946	2.56%	139,968	1,985	2.84%
Other	1,366	---	0.03%	877	---	0.03%
Total Interest-Earning Assets	$ 391,083	7,857	4.02%	361,995	7,841	4.33%
Non-earning Assets	33,967			31,733		
Total Assets	$ 425,050			393,728		
Interest-Bearing Liabilities:						
NOW, MMA and Savings Deposits	$ 157,348	20	0.03%	142,034	19	0.03%
Time Deposits	109,725	301	0.55%	111,927	466	0.83%
Borrowings	27,953	183	1.31%	16,827	218	2.59%
Subordinated Debentures	2,062	19	1.84%	2,062	68	6.60%
Total Interest-Bearing Liabilities	$ 297,088	523	0.35%	272,850	771	0.57%
Non-Interest Bearing Deposits	81,803			76,297		
Other Non-Interest Bearing Liabilities	4,674			4,893		
Shareholders' Equity	41,485			39,688		
Total Liabilities and Shareholders' Equity	$ 425,050			393,728		
Net Interest Income		7,334	3.67%		7,070	3.76%
Net Yield on Interest Earning Assets			3.75%			3.91%
Average Interest-Earning Assets to Average Interest-Bearing Liabilities	131.64%			132.67%		

Rate/Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Bank's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (change in volume multiplied by prior year rate), (2) changes in rate (change in rate multiplied by prior year volume) and (3) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	For Six Months Ended June 30,					
	2013 vs. 2012			2012 vs. 2011		
	Increase (Decrease) Due To		Total Increase	Increase (Decrease) Due To		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
			(Dollars in Thousands)			
Interest-Earning Assets:						
Fed Funds and Interest Bearing Deposits	$ 0	0	0	0	(1)	(1)
U.S. Agencies & MBS	39	(135)	(96)	116	(214)	(98)
State & Municipal	109	(60)	49	84	(49)	35
Other Stocks and Bonds	20	(12)	8	13	3	16
Total Investments and Other	$ 168	(207)	(39)	213	(261)	(48)
Commercial Loans	$ 367	(87)	280	368	(109)	259
Mortgage Loans	95	(191)	(96)	100	(193)	(93)
Consumer Loans (incl. H/E Lines)	(51)	(78)	(129)	(112)	(85)	(197)
Total Loans	411	(356)	55	356	(387)	(31)
Total Interest-Earning Assets	$ 579	(563)	16	569	(648)	(79)
Interest-Bearing Liabilities:						
NOW, MMA and Savings Accounts	$ 2	(1)	1	1	(2)	(1)
Time Deposits	(6)	(159)	(165)	21	(125)	(104)
Total Deposits	$ (4)	(160)	(164)	22	(127)	(105)
FHLB Advances	73	(108)	(35)	(43)	(35)	(78)
Subordinated Debentures	0	(49)	(49)	0	0	0
Total Borrowings	73	(157)	(84)	(43)	(35)	(78)
Total Interest-Bearing Liabilities	$ 69	(317)	(248)	(21)	(162)	(183)
Increase (Decrease) in Net Interest Income	$ 510	(246)	264	590	(486)	104

REGULATION AND SUPERVISION

The references under this heading to various aspects of supervision and regulation are brief summaries which do not purport to be complete. However, to the knowledge of the Company's management the summaries provide all material disclosure with respect to such supervision and regulations.

The Bank is chartered under the Banking Law of New York State and, as such, is examined and supervised by the New York State Department of Financial Services. The Bank's deposits are insured by the FDIC to the extent provided in the Federal Deposit Insurance Act. The Bank has elected not to be a state member bank of the Federal Reserve System. Therefore, as a "state non-member bank," the FDIC is the federal agency responsible for regulation of the Bank, and the Bank is subject to examination and supervision by the FDIC.

As a New York State chartered "non-member bank," the Bank is subject to numerous New York State and federal laws regulating, among other things, the Bank's conduct of its banking business (including loans, deposits and trust business), the capitalization and liquidity of the Bank, the opening and closing of branch offices, the issuance of Bank securities, and the Bank's engagement in activities closely related to banking.

The Company is a bank holding company within the meaning of the federal Bank Holding Company Act, and thus it is subject to the provisions of that Act. This requires the Company to be registered as a bank holding company with the Federal Reserve Board, which in turn requires it to file periodic and annual reports and other information concerning its own business operations and those of its subsidiaries with the Federal Reserve Board. Generally, the Company is subject to the Federal Reserve Board's ongoing supervision and examination.

In addition, under the Bank Holding Company Act, a bank holding company must obtain Federal Reserve Board approval before it acquires, directly or indirectly, ownership or control of any voting shares of a second or subsequent bank if, after such acquisition, it would own or control more than 5% of such shares, unless it already owns or controls a majority of such shares. Federal Reserve Board approval must also be obtained before a bank holding company acquires all or substantially all of the assets of another bank or merges or consolidates with another bank holding company. Furthermore, any acquisition by a bank holding company of more than 5% of the voting shares, or of all or substantially all of the assets, of a bank located in another state may not be approved by the Federal Reserve Board unless the laws of that second state specifically authorize such an acquisition.

The Bank Holding Company Act also prohibits a bank holding company, with certain limited exceptions, from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank, or from engaging in any activities other than those of banking or of managing or controlling banks or furnishing services to or performing services for its subsidiaries. The principal exception to these prohibitions involves certain specified activities which may be engaged in by the Company and its subsidiaries, including those activities which the Federal Reserve Board may find, by order or regulation, to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

A bank holding company may not, without providing 45-days prior notice to the Federal Reserve Board, purchase or redeem its own stock if the gross consideration to be paid therefore, when added to the net consideration paid by the Company for all purchases or redemptions by the Company of its equity securities within the preceding twelve months, will equal 10% or more of the Company's consolidated net worth.

The Federal Reserve Board possesses cease and desist powers over bank holding companies and their non-bank subsidiaries if their actions represent an unsafe or unsound practice or a violation of law.

In addition, the Company is required under the New York State Banking Law to obtain the prior approval of the New York State Department of Financial Services Board by a three-fifths vote of all the members thereof before the Company obtains, directly or indirectly, ownership or control of (including the power to vote) more than 10% of the voting stock of a second banking institution located in New York State.

In 1999, Congress passed the Gramm-Leach-Bliley Act. This law enables affiliations among banks, securities firms and insurance companies that would allow bank holding companies to offer their customers a broad range of non-banking services that are, however, financial in nature, such as securities underwriting, insurance, and merchant and investment banking. In order to engage in these activities, a bank holding company must qualify with the Federal Reserve Board as a "financial holding company". The Company has qualified with the Federal Reserve as a financial holding company.

In 2010, the President signed into law the Dodd-Frank Act. This law resulted in significant changes to the banking industry. The provisions that have received the most public attention have been those that apply to larger financial institutions; however, the Dodd-Frank Act does contain numerous other provisions that affect all banks and bank holding companies and will impact how the Company and the Bank handle their operations. The Dodd-Frank Act requires various federal agencies, including those that regulate the Company and the Bank, to promulgate new rules and regulations and to conduct various studies and reports for Congress. The federal agencies are in the process of promulgating thee rules and regulations and have been given significant discretion in drafting such rules and regulations. Several of the provisions of the Dodd-Frank Act may have the consequence of increasing the Bank's expenses, decreasing its revenues and changing the activities in which it chooses to engage. The specific impact of the Dodd-Frank Act on our current activities or new financial activities we may consider in the future, our financial performance, and the markets in which we operate will depend on the manner in which the relevant agencies develop and implement the required rules and regulations and the reaction of market participants to these regulatory developments

The Dodd-Frank Act includes provisions that, among other things:

- Change the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital, eliminate the ceiling on the size of the Department Insurance Fund (DIF), and increase the floor applicable to the size of the DIF.
- Make permanent the $250,000 limit on deposits for federal deposit insurance, retroactive to January 1, 2008.
- Repeal the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.
- Centralize responsibility for consumer financial protection by creating a new agency responsible for implementing, examining, and enforcing compliance with federal consumer financial laws under the newly created Consumer Financial Protection Bureau ("CFPB")
- Promulgate or revise regulations relating to the origination and servicing of consumer obligations, including residential mortgages.

On July 10, 2013, the FDIC adopted new rules for risk-based and leverage capital requirements for banks. The interim final rule implements a revised definition of regulatory capital, a new common equity tier 1 minimum capital requirement, a higher minimum tier 1 capital requirement and changes to the risk-based capital rules. In addition, the interim final rule establishes limits on a bank's capital distribution and certain discretionary bonus payments if the bank does not hold a specified amount of common equity tier 1 capital in addition to the amount necessary to meet its minimum risk-based capital requirements. The interim final rule amends the methodologies for determining risk-weighted assets for all FDIC supervised institutions. The rule applies to all banks and to bank holding companies with assets of more than $500 million. The final rule will be effective on January 1, 2015. It is anticipated that both the Company and the Bank will exceed the measures to be considered well-capitalized.

Future Legislation and Regulatory Initiatives

It is likely that additional legislation will be considered by Congress that, if enacted could have a significant impact on the operations of banks and bank holding companies, including Steuben Trust Corporation and the Bank.

PROPERTIES

As of June 30, 2013, the Bank has a branch office network of fourteen offices. Of this total, the Bank owns eleven of such properties, including that in which its main office is located in Hornell, New York. The remaining branch locations are leased.

USE OF PROCEEDS

The net proceeds from the sale of any shares of Common Stock by the Company to the Plan will be used for the Company's general corporate purposes, including investments in, extensions of credit or advances to, the Bank.

DESCRIPTION OF CAPITAL STOCK

The Company is authorized to issue up to 500,000 shares of Series A Preferred Stock, par value $10.00 per share, and up to 5,000,000 shares of Common Stock, par value $1.00 per share.

As of June 30, 2013, 1,728,385 shares of Common Stock were issued, and the Company had 427 shareholders of record. As of June 30, 2013, the Company held 88,793 shares of its Common Stock in treasury.

Common Stock

As of June 30, 2013, 1,728,385 shares of the Company's Common Stock were issued, and 3,271,615 shares of Common Stock currently remain available for issuance at the discretion of the Board of Directors. These shares may be issued for such purposes as financings, acquisitions, stock dividends, stock splits, employee incentive plans, dividend reinvestment plans and other similar purposes. However, these additional shares may also be used by the Board of Directors (if consistent with its fiduciary responsibilities) to deter future attempts to gain control over the Company.

The Company's dividend reinvestment and stock purchase plan is issued under Regulation A of the Securities Act of 1933. Currently, Regulation A is an exemption for public offerings not exceeding $5 million in any 12-month period. This amount is the current requirement, and may change from time to time. To rely on this exemption, the Company has filed this offering statement with the SEC on Form 1-A.

Voting Rights. Each share of Common Stock is entitled to one vote on each matter submitted to a vote of the Company's Common shareholders. Such shareholders do not have cumulative voting rights with respect to any matters to be voted upon, including the election of Directors.

Dividends. Under the New York Business Corporation Law, dividends are payable out of surplus only, and may be declared and paid by the Company except when the Company currently is insolvent or would thereby be made insolvent. In addition, under the New York Banking Law, the Bank may only pay dividends to the Company up to an amount equal to its net profits for that year combined with its retained net profits of the preceding two years. At December 31, 2012, the Bank's dividend paying ability was $5,167,000.

The Company paid no dividends during the six months ended June 30, 2013, versus $1.99 per share during the year ended December 31, 2012. Included in the 2012 amount was a special dividend of $1.00 per share paid on December 27, 2012. The Company has no current plans to pay additional dividends in 2013. In the past, dividends have been paid on the Company's Common Stock on a quarterly basis, and the usual quarterly dividend payment dates have been in February, May, August and November each year.

Liquidation Rights. In the event of liquidation, holders of the Company's Common Stock will be entitled to receive, pro rata, any corporate assets remaining for distribution after all other corporate debts and obligations are satisfied.

Preemptive Rights. Holders of the Company's Common Stock do not have any preemptive rights with respect to any additional issuances by the Company of its capital stock or other securities.

Provisions for Corporate Defense. The Company's Certificate of Incorporation contains several provisions designed to assure continuity of management and to discourage sudden changes in control of the Board of Directors. For example, it states that the affirmative vote of 75% of the entire Board of Directors or 75% of the Common Shares entitled to vote is required either (1) to amend the provisions in the Bylaws regulating the number and qualifications of Directors and any restrictions on Directors, or (2) remove a Director without cause.

Further, under the New York Business Corporation Law, and in the absence of any additional requirements imposed by a corporation's certificate of incorporation, mergers, consolidations and most other business combinations must be approved by two-thirds of the outstanding voting common shares. Thus, a bidder could acquire two-thirds of the outstanding common stock through any combination of private purchase, open market purchase or tender offer, and then complete the acquisition by a business combination such as a merger, sale of assets or other transaction and force out the remaining shareholders. However, the Company's Certificate of Incorporation requires the affirmative vote of either (a) 80% of the entire Board of Directors and 66 2/3% of the outstanding Common Shares entitled to vote, or (b) 75% of the outstanding Common Shares entitled to vote in favor of either (i) any merger or consolidation of the Company or any subsidiary under the terms of which the Common Shareholders of the Company shall, after the transaction, own less than 75% of the resulting entity, or (ii) the sale of all or substantially all of the assets of the Company or any subsidiary.

In addition, the Company's Certificate of Incorporation requires any "Business Combination," as defined in the Certificate, with a "Major Stockholder," also therein defined, to be approved either (1) by the Board of Directors prior to the Major Stockholder involved in the Business Combination becoming a Major Stockholder, or (2) by unanimous approval of the Board of Directors prior to the Major Stockholder becoming such, as well as approval by a majority of the "Continuing Directors," as defined in the Certificate of Incorporation, of the Business Combination, or (3) by 75% of the total number of Continuing Directors, or (4) by 75% of the outstanding Common Stock of the Company as well as 75% of the outstanding Common Stock owned by persons other than any Major Stockholder.

Notwithstanding the requirements described in the preceding paragraph, the Company's Certificate of Incorporation provides that no Business Combination with a Major Stockholder may be approved unless the fair market value of the consideration received by the Company's Common Shareholders is not less than the highest per share price paid by the Major Stockholder for the Company's stock during the two years preceding the announcement of the proposed Business Combination.

For the purpose of the regulation of Business Combinations in the Company's Certificate of Incorporation, the term "Business Combination" is defined to include any merger or consolidation with, or sale of assets to, directly or indirectly, a Major Stockholder or an affiliate or associate of a Major Stockholder; the term "Major Stockholder" is defined to include any person which, together with its affiliates and associates, is the beneficial owner of 10% or more of the outstanding shares of voting stock of the Company; and the term "Continuing Directors" is defined to include members of the Board of Directors prior to the time that a Major Stockholder becomes a Major Stockholder.

The Certificate of Incorporation authorizes the Directors of the Company, in taking any action (including actions on Business Combinations), to consider, without limitation, both the long term and the short term interests of the Company and its shareholders, employees, customers, creditors and the communities in which it operates.

While the Company believes that the provisions described above will best serve the interests of its shareholders, the provisions could also discourage takeover attempts, which some shareholders might deem to be in their interest, and may tend to perpetuate existing management.

Other Matters. American Stock Transfer and Trust Company, LLC, Brooklyn, New York, is the Company's transfer agent. The shares of the Company's Common Stock do not have any redemption or conversion provisions applicable thereto and under New York Business Corporation Law Section 630, during any time in which the shares of the Company's Common Stock are not listed on a national securities exchange or regularly quoted in an over-the-counter market by one or more members of a national or an affiliated securities association, the ten largest common shareholders of the Company will jointly and severally be personally liable for all debts, wages and salaries due and owing to any of the Company's laborers, servants or employees (other than contractors) for services performed by them for the Company. Except as indicated above, no holders of the Company's Common Stock will be personally liable for the debts of the Company solely by virtue of their ownership or control of shares of Common Stock.

DIRECTORS AND EXECUTIVE OFFICERS

The Directors and executive officers of the Company and key officers of the Bank as of June 30, 2013, are as follows:

Name	Age	Current Position (s) with Company Director (or Bank)	Since	Principal Occupation During Past Five Years and/or Position(s) Held with the Company (or Bank)
Robert U. Blades, Jr.	65	Director	1985	1982 – 2010 President of A.L. Blades and Sons, Inc. (bridge and road contractor) 2010 – Present - President of Blades Holding Company, Inc.
Brenda L. Copeland	61	President, Chief Executive Officer and Director	2003	2003 - Present - President & CEO of Steuben Trust Corporation and Steuben Trust Company
Michael E. Davidson	57	Director	2008	2003 – Present - President A. Davidson & Bros. Inc. Furniture Retailer
Charles M. Edmondson	71	Director	2005	2000 – Present - President, Alfred University
Jack R. Emrick	58	Senior Vice President and Retail Bank Manager	N/A	1992 – Present - Senior Vice President and Retail Bank Manager-Steuben Trust Company
Stoner E. Horey	67	Director	1992	2003 - 2008 Director of Geriatrics and Extended Care at Bath VA Medical Center 2009 – 2011 Hospitalist, The Exigence Group 2011 – Present – Physician, Delphi Medical Services
Sue A. Lacy	58	Senior Vice President and Human Resources Manager	N/A	1988 – Present - Human Resources Manager Steuben Trust Company
L. Victor Myers	65	Director	2011	2005 – 2010 SVP & Commercial & Agricultural Loan Officer Steuben Trust Company 2011 – Present – Retired
James P. Nicoloff	58	Executive Vice President and Chief Financial Officer	N/A	1992 – Present - Executive Vice President and Chief Financial Officer-Steuben Trust Corporation and Steuben Trust Company
Charles D. Oliver	70	Director	1992	Presently is, and has been for the past 5 years General Manager Charles F. Oliver & Son (farm machinery dealer)
Amanda S. Parker	49	Director	2012	Presently is and has been for the past 5 years-CPA/Partner Bonadio & Company

Name	Age	Current Position (s) with Company Director (or Bank)	Since	Principal Occupation During Past Five Years and/or Position(s) Held with the Company (or Bank)
Amber R. Phelps	46	Executive Vice President, IT Systems and Operations Manager	N/A	1995 – 2004- Assistant Vice President & Information Systems Officer-Steuben Trust Company 2004 – 2006 Vice President & Information Systems Officer-Steuben Trust Company 2006 – 2012 - Senior Vice President & Manager Of Information Technology Department-Steuben Trust Company 2012-Present – Executive Vice President, IT Systems and Operations Manager-Steuben Trust Company
David A. Shults	69	Chairman of the Board and Director	1971	Presently is, and has been for the past 5 years, Partner, Shults & Shults, Attorneys; General Counsel to Bank
Eric Shults	71	Director	1974	Presently is, and has been for the past 5 years, Partner, Shults & Shults, Attorneys; General Counsel to Bank
Sherry C. Walton	60	Director	1999	Retired – Community Volunteer
Natalie M. Willoughby	58	Senior Vice President and Manager of Trust & Financial Services Department	N/A	2002 – 2005 Vice President & Relationship Manager – The Private Bank of Bank of America, Rochester, NY 08/2005 – 06/2006 Vice President and Manager of Trust & Financial Services Department-Steuben Trust Company 6/2006 – Present - Senior Vice President and Manager of Trust & Financial Services Department-Steuben Trust Company
Gregory J. Wood	53	Senior Vice President Commercial Loan Manager	N/A	2005-2009 VP Commercial Lending, Bank of Castile 2010 – Present - Senior Vice President Commercial Lending, Steuben Trust Company

Each of the officers of the Company and of the Bank serves at the discretion of its respective Board of Directors. All Directors hold office for a one-year term until the next annual meeting of shareholders and until their successors are elected and have been qualified.

COMPENSATION OF DIRECTORS AND OFFICERS

Compensation of Directors

All Directors of the Company are also directors of the Bank. During 2012, the Bank held 12 Board meetings and 28 Committee meetings. Beginning in May 2013, directors received $575 for each Board meeting attended and $350 for each Committee meeting attended. Directors also receive a $4,200 retainer fee ($2,000 additional for the board chairman, plus an additional $500 for the chairs of the Audit, Personnel, Loan, Trust and Scholarship committees) if they attend at least 60% of the Board meetings.

Executive Compensation

The following table sets forth the aggregate annual remuneration that was paid for the year ending December 31, 2012, for each of the five highest paid persons who were then officers of the Company or the Bank:

Name of Individual	Capacities in Which Remuneration Received	Aggregate Remuneration
Brenda L. Copeland	President, Chief Executive Officer and Director	$730,978*
James P. Nicoloff	Executive Vice President, Treasurer and Chief Financial Officer	$230,911*
Gregory J. Wood	Senior Vice President and Commercial Loan Manager of Steuben Trust Company	$165,108*
Amber R. Phelps	Executive Vice President IT Systems & Operations Manager of Steuben Trust Company	$142,831*
Hans R. Kunze	Senior Vice President and Commercial Loan Officer and Farm Department Manager of Steuben Trust Company	$137,445*

*Figures include an accelerated bonus paid December 31, 2012.

Under the Executive Deferred Compensation Agreement (Deferral Agreement) with the Company, any officer with a title of senior vice president or above is eligible to participate in the plan and have a portion of their annual compensation deferred. Such deferral amounts are placed in an interest-bearing account and will be repaid to the participants in accordance with the terms of their Deferral Agreement.

On April 15, 2010, the Company's shareholders approved the adoption of a share based compensation plan, the Steuben Trust Corporation 2010 Long-Term Stock Incentive Plan (the "Incentive Plan") for all employees. The Incentive Plan permits the granting of non-qualified and incentive stock options and restricted stock grants, and reserves 80,000 shares of the Company's stock for issuance thereunder.

The Incentive Plan is administered by a committee of the Board of Directors which is responsible for designating employees to receive awards, the type and number of awards granted and establishing the terms and conditions of the awards. Option awards are granted with an exercise price at least equal to the market price of the Company's common stock at the date of grant; those option awards may have vesting periods ranging up to ten years. The fair value of each option is estimated on the date of grant using a closed form option valuation (Black-Scholes) model.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

The following table sets forth information concerning the number of shares of Common Stock beneficially owned, directly or indirectly, as of June 30, 2013, by (i) each of the three highest paid persons who were then officers and/or Directors of the Company, (ii) all executive officers and Directors of the Company as a group, and (iii) each shareholder that owns more than 10% of the Company's Common Stock:

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned (1)	Percent of Class
Brenda L. Copeland (2) One Steuben Square Hornell, New York 14843	11,925.962	*
James P. Nicoloff (3) One Steuben Square Hornell, New York 14843	3,700.000	*
Gregory J. Wood (4) One Steuben Square Hornell, New York 14843	1,100.000	*
David A. Shults (5) 9 Seneca Street Hornell, New York 14843	245,967.764	14.9
All Directors and Executive Officers as a Group (19 persons, including those named above)	402,522.649	24.5

* Indicates less than 1% of the Company's issued and outstanding shares of Common Stock.

(1) The securities "beneficially owned" by an individual have been determined in accordance with the definitions of "beneficial ownership," "affiliate" and "associate" as set forth in SEC Rules 13d-3 and 12b-2 under the Exchange Act and may include securities owned by or for the individual's spouse and minor children and any other relative who has the same home, as well as securities as to which the individual has or shares voting or investment power or has the right to acquire beneficial ownership within sixty days after June 30, 2013. Beneficial ownership may be disclaimed as to certain of the securities.

(2) Includes 11,315.527 shares owned directly by Ms. Copeland, of which 900.000 are shares in underlying options exercisable on or after February 17, 2013, and 610.435 shares owned by Ms. Copeland's spouse over which she has voting control as the holder of a power-of-attorney.

(3) Includes 800.000 shares in underlying options exercisable on or after February 17, 2012.
Includes 600.000 shares in underlying options exercisable on or after February 17, 2013.
Includes 800.000 shares in underlying options exercisable on or after April 2, 2013.

(4) Includes 200.000 shares in underlying options exercisable on or after February 17, 2012.
Includes 300.000 shares in underlying options exercisable on or after February 17, 2013.
Includes 400.000 shares in underlying options exercisable on or after April 2, 2013.

(5) Includes (i) 81,203.410 shares owned by Mr. D. Shults directly, (ii) 21,104.181 shares owned by Mr. D. Shults' spouse, (iii) 143,660.173 shares owned by members of Mr. D. Shults' family over which he has voting control as the holder of a power-of-attorney.

The following table sets forth the shares awarded active officers under the Incentive Plan as of June 30, 2013:

Name of Holder	Number of shares of Common Stock	Exercise Price	Vesting Dates	Shares Exercised
Brenda L. Copeland	1,200	$26.00	February 17, 2012	1,200
	900		February 17, 2013	
	900		February 17, 2014	
	1,200	$27.00	April 2, 2013	1,200
	900		April 2, 2014	
	900		April 2, 2015	
	1,200	$30.00	May 1, 2014	
	900		May 1, 2015	
	900		May 1, 2016	
James P. Nicoloff	800	$26.00	February 17, 2012	
	600		February 17, 2013	
	600		February 17, 2014	
	800	$27.00	April 2, 2013	
	600		April 2, 2014	
	600		April 2, 2015	
	800	$30.00	May 1, 2014	
	600		May 1, 2015	
	600		May 1, 2016	
Gregory J. Wood	400	$26.00	February 17, 2012	200
	300		February 17, 2013	
	300		February 17, 2014	
	400	$27.00	April 2, 2013	
	300		April 2, 2014	
	300		April 2, 2015	
	200	$30.00	May 1, 2014	
	200		May 1, 2015	
	200		May 1, 2016	
	200		May 1, 2017	
	200		May 1, 2018	
All Executive Officers as a Group (7 persons including those named above)	3,200	$26.00	February 17, 2012	1,400
	2,400		February 17, 2013	
	2,400		February 17, 2014	
All Executive Officers as a Group (7 persons including those named above)	3,400	$27.00	April 2, 2013	1,200
	2,550		April 2, 2014	
	2,550		April 2, 2015	
All Executive Officers as a Group (9 persons including those named above)	3320	$30.00	May 1, 2014	
	2570		May 1, 2015	
	2570		May 1, 2016	
	320		May 1, 2017	
	320		May 1, 2018	

CERTAIN TRANSACTIONS

No consideration, monetary or otherwise (including any formal or informal agreement relating to the payment of compensation in any form) has been given or offered to any shareholder, officer or Director of the Company or the Bank, or to any member of the immediate family of any of such persons, in connection with the shares offered hereby.

The Company's officers and Directors and members of their immediate families and businesses in which these individuals may hold controlling interests are customers of the Bank and it is anticipated that such parties will continue to be Bank customers in the future. Credit transactions with these parties are subject to review by the Bank's Board of Directors and/or a Committee thereof. All outstanding loans and extensions of credit by the Bank to these parties were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, did not involve more than the normal risk of noncollectibility or present other unfavorable features.

LITIGATION

The Company is involved in legal proceedings in the normal course of business, none of which are expected to have a material adverse impact on the financial condition or results of the operations of the Company.

AVAILABLE INFORMATION

The Company's principal executive offices are located at One Steuben Square, Hornell, New York, telephone (607) 324-5010.

The Company has filed with the Securities and Exchange Commission ("SEC") a Regulation A Offering Statement on Form 1-A under the Securities Act of 1933, as amended (the "Securities Act") relating to the shares of Common Stock offered hereby ("Offering Statement"). This Offering Circular does not contain all of the information set forth in the Offering Statement and the exhibits thereto, certain portions of which have been omitted pursuant to the rules and regulations of the SEC.

The Offering Statement may be inspected and copied at prescribed rates at the public reference room maintained by the SEC at 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. Copies of this material may also be obtained at prescribed rates by writing to the SEC, Public Reference Section, 450 Fifth Street, NW, Washington, D.C. 20549.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE BUSINESS AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS OFFERING CIRCULAR. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

NOTICE TO RESIDENTS OF PENNSYLVANIA

STEUBEN TRUST CORPORATION ("COMPANY") COMMON SHAREHOLDERS WHO ARE RESIDENTS OF PENNSYLVANIA ARE WELCOME TO ENROLL AND PARTICIPATE IN THE COMPANY'S DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN ("PLAN"). THE COMPANY IS CLAIMING AN EXEMPTION FROM REGISTRATION IN PENNSYLVANIA UNDER SECTION 203(n) OF THE PENNSYLVANIA SECURITIES ACT OF 1972. HOWEVER, TO COMPLY WITH THE REGULATIONS OF THE PENNSYLVANIA SECURITIES COMMISSION, PENNSYLVANIA RESIDENTS WHO PARTICIPATE IN THE PLAN ARE NOT PERMITTED TO MAKE VOLUNTARY ADDITIONAL CASH PURCHASES OF THE COMPANY'S COMMON SHARES UNDER THE PLAN.

EXPERTS

The consolidated financial statements of Steuben Trust Corporation and subsidiaries as of December 31, 2012, and 2011, and for the years then ended have been included herein in the Form 1-A Offering Statement in reliance upon the report of Crowe Horwath LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The validity of the shares of Common Stock being offered hereby will be passed upon for the Company by Underberg & Kessler LLP, Rochester, New York.

INDEPENDENT AUDITOR'S REPORT

	Page
Independent Auditor's Report	F-2

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders
Steuben Trust Corporation
Hornell, New York

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Steuben Trust Corporation, which comprise the consolidated statements of financial condition as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Steuben Trust Corporation as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.



Crowe Horwath LLP

Cleveland, Ohio
February 8, 2013

Consolidated Statements of Financial Condition
December 31, 2012 and 2011
(In thousands, except share amounts)

	2012	2011
ASSETS		
Cash and due from banks	$ 15,008	17,237
Securities available-for-sale	134,743	130,378
Securities held-to-maturity (fair value $6,424 in 2012 and $3,413 in 2011)	6,267	3,281
Loans, net of allowance of $2,875 in 2012 and $2,815 in 2011	240,476	218,782
Premises and equipment, net	7,497	6,561
Accrued interest receivable	1,446	1,498
Intangible assets, net	102	109
Bank owned life insurance	8,534	8,265
Other assets	5,416	4,540
TOTAL ASSETS	**$ 419,489**	**390,651**
LIABILITIES		
Deposits		
Non-interest bearing	$ 79,997	72,364
Interest bearing	250,037	242,071
Total deposits	**330,034**	**314,435**
Subordinated debentures	2,062	2,062
Advances from Federal Home Loan Bank	41,500	29,250
Accrued interest payable	97	161
Other liabilities	5,073	5,656
Total liabilities	**378,766**	**351,564**
SHAREHOLDERS' EQUITY		
Common stock - $1 par value; 5,000,000 shares authorized, 1,728,385 shares issued in 2012, 1,706,574 shares issued in 2011,	$ 1,728	1,707
Additional paid-in capital	4,469	3,865
Non-controlling interest	314	314
Undivided profits	33,464	32,358
Accumulated other comprehensive income	2,559	2,161
Treasury stock, at cost, 76,300 shares in 2012, 58,326 shares in 2011	(1,811)	(1,318)
Total Shareholders' Equity	**40,723**	**39,087**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 419,489**	**390,651**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income
December 31, 2012 and 2011
(In thousands, except share amounts)

	2012	2011
INTEREST INCOME		
Loans	$ 11,808	11,958
Taxable securities	2,334	2,615
Tax Exempt securities	1,588	1,470
Federal funds sold and other	-	2
Total interest income	**15,730**	**16,045**
INTEREST EXPENSE		
Savings and time deposits	872	1,144
Federal Home Loan Bank advances	409	559
Subordinated debentures	108	135
Total interest expense	**1,389**	**1,838**
Net interest income	14,341	14,207
Provision for loan losses	166	583
Net interest income after provision for loan losses	**14,175**	**13,624**
OTHER INCOME		
Service charges	2,600	2,460
Trust income	868	854
Gain on sale of investments and other assets	289	522
Other	789	844
Total other income	**4,546**	**4,680**
OPERATING EXPENSES		
Salaries and employee benefits	7,793	7,584
Occupancy	825	821
Depreciation and amortization	458	462
Marketing and public relations	167	151
Office supplies, printing, postage and courier	433	425
Professional fees	204	192
Furniture and equipment maintenance	587	536
Other operating	2,229	2,288
Total operating expenses	**12,696**	**12,459**
Income before income taxes	**6,025**	**5,845**
INCOME TAXES	1,626	1,585
NET INCOME	**$ 4,399**	**4,260**
Less: Net income attributable to non-controlling interest	28	28
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	**$ 4,371**	**4,232**
Basic Earnings Per Share	**$ 2.66**	**2.58**
Diluted Earnings Per Share	**$ 2.66**	**2.58**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income
Years Ended December 31, 2012 and 2011

(In thousands, except share data)

	2012	2011
Net Income	$ 4,399	4,260
Other comprehensive income:		
Unrealized gains/losses on securities:		
Unrealized holding gain/(loss) arising during the period	206	5,483
Reclassification adjustment for (gains)/losses included in net income	(149)	(334)
Tax effect	(22)	(1,992)
Net of tax	35	3,157
Defined benefit pension plans:		
Net (loss) gain arising during period	(1,058)	(1,453)
Reclassification adjustment for amortization of prior service cost and net gain/(loss) included in net periodic pension cost	274	169
Curtailment	1,376	-
Tax effect	(229)	497
Net of tax	363	(787)
Total other comprehensive income	398	2,370
Comprehensive income	$ 4,797	6,630

Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2012 and 2011

(In thousands, except share data and per share amounts)

	Common Stock	Additional Paid-in Capital	Non-Controlling Interest	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
BALANCE, DECEMBER 31, 2010	$ 1,696	3,554	314	29,694	(209)	(1,308)	33,741
Net income	-	-	28	4,232	-	-	4,260
Other comprehensive income	-	-	-	-	2,370	-	2,370
Cash dividends paid: $0.955 per Common share	-	-	(28)	(1,568)	-	-	(1,596)
Stock based compensation plan expense	-	9	-	-	-	-	9
Treasury shares purchased: 5,502 Common shares	-	-	-	-	-	(142)	(142)
Stock sold: 16,463 Common shares	11	302	-	-	-	132	445
BALANCE, DECEMBER 31, 2011	$ 1,707	3,865	314	32,358	2,161	(1,318)	39,087
Net Income	-	-	28	4,371	-	-	4,399
Other comprehensive income	-	-	-	-	398	-	398
Cash dividends paid: $1.990 per Common share	-	-	(28)	(3,265)	-	-	(3,293)
Stock based compensation plan expense	-	11	-	-	-	-	11
Stock options exercised, including tax benefit 1,200 Common shares	-	-	-	-	-	31	31
Treasury shares purchased: 30,694 Common shares	-	-	-	-	-	(804)	(804)
Stock sold: 33,331 Common shares	21	593	-	-	-	280	894
BALANCE, DECEMBER 31, 2012	$ 1,728	4,469	314	33,464	2,559	(1,811)	40,723

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Years Ended December 31, 2012 and 2011
(In thousands)

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 4,399	4,260
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	458	462
Provision for loan losses	166	583
Subsequent write down of other real estate	61	60
Gain on sale of securities	(149)	(334)
Amortization/accretion on securities available for sale	914	669
Gain on sale of loans held for sale	(140)	(188)
Loss on sale of other real estate	-	7
Stock based compensation plan expense	11	9
Deferred income tax expense	(104)	(390)
Net principal disbursed on loans held for sale	(3,934)	(4,914)
Proceeds from sale of loans held for sale	4,074	5,102
Change in:		
Accrued interest receivable	52	(132)
Other assets	(1,152)	190
Accrued interest payable	(64)	(58)
Other liabilities	(105)	(198)
Net cash provided by operating activities	**4,487**	**5,128**
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sales of securities available for sale	4,153	10,404
Proceeds from maturities and redemptions of securities available for sale	7,657	9,735
Principal payments on securities available for sale	15,250	11,512
Purchases of securities available for sale	(32,132)	(57,140)
Purchases of securities held to maturity	(5,706)	(2,047)
Proceeds from maturities and redemptions of securities held to maturity	2,719	3,203
Proceeds from maturities of interest bearing time deposits with other financial institutions	-	147
Net increase in loans	(22,014)	(11,341)
Proceeds from sale of other real estate	-	145
Capital expenditures	(1,320)	(563)
Net cash used in investing activities	**(31,393)**	**(35,945)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	15,599	33,122
Repayment of Federal Home Loan Bank advances	(61,750)	(17,500)
Proceeds from Federal Home Loan Bank advances	74,000	27,250
Common stock issued, dividend reinvestment plan	582	289
Treasury stock sold	343	156
Treasury stock purchased	(804)	(142)
Dividends paid	(3,293)	(1,596)
Net cash provided by financing activities	**24,677**	**41,579**
NET CHANGE IN CASH AND CASH EQUIVALENTS	**(2,229)**	**10,762**
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**17,237**	**6,475**
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 15,008**	**17,237**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	**2012**	**2011**
Cash paid during the year for:		
Interest	$ 1,453	1,896
Income taxes	1,903	1,628
Non-cash investing activities:		
Transfer from loans to Other Real Estate Owned	154	74

See accompanying notes to consolidated financial statements.

Notes To Consolidated Financial Statements

1. ORGANIZATION

Steuben Trust Corporation (the Company) is both a bank holding company and a financial holding company subject to regulation by certain federal and state agencies, including the Federal Deposit Insurance Corporation. The Company, through its bank subsidiary, Steuben Trust Company (the Bank), provides financial services to individuals and businesses primarily in Steuben, Allegany, Livingston, Monroe and Wyoming counties in New York State. The Company also has an investment in a subsidiary trust, Steuben Statutory Trust II that is not consolidated (note 15).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America. The following is a description of the significant accounting policies followed by the Company.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiary, Steuben Trust Company. All material intercompany accounts and transactions have been eliminated in consolidation.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through February 8, 2013, which is the date the financial statements were available to be issued.

Use of Estimates

To prepare financial statements in conformity with accounting principles generally accepted in the United States of America management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses and fair value of financial instruments are particularly subject to change.

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Net cash flows are reported for customer loan and deposit transactions.

Securities

The Company classifies its debt securities as either available for sale or held to maturity. Held to maturity securities are those debt securities, carried at amortized cost, that the Company has the positive intent and the ability to hold until maturity. All other securities not included in held to maturity are classified as available for sale when the security might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Management evaluates securities for other-than-temporary impairment (OTTI) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

Interest income includes interest earned on the securities and the amortization of premiums and accretion of discounts as an adjustment to yield using the effective interest method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Realized gains and losses on securities are recognized on the trade date, are included in earnings and are calculated using the specific identification method for determining the cost of securities sold.

Notes To Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of purchase premiums and discounts, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level yield method without anticipating prepayments.

Interest income on residential, commercial real estate (construction and other) and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer loans including auto and other, are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. A loan is moved to non-accrual status in accordance with the Company's policy, typically after 90 days of non-payment.

For all classes of loans, interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. The Company's provision for loan losses charged to operations is based upon management's evaluation of the loan portfolio. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is maintained at an amount management deems adequate to provide for probable incurred loan losses considering the character of the loan portfolio, economic conditions, analysis of specific loans and historical loss experience. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired.

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Commercial and commercial real estate loans over $100,000 are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Notes To Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent five years. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

A description of each segment of the loan portfolio, along with the risk characteristics of each segment is included below:

Commercial Loans - Commercial loans are made to businesses generally located within the primary market area. Those loans are generally secured by business equipment, inventory, accounts receivable and other business assets. In underwriting commercial loans we consider the net operating income of the company, the debt service ratio and the financial strength, expertise and credit history of the business owners and/or guarantors. Because payments on commercial loans are dependent on successful operation of the business enterprise, repayment of such loans may be subject to a greater extent to adverse conditions in the economy. We seek to mitigate these risks through underwriting policies which require such loans to be qualified at origination on the basis of the enterprise's financial performance and the financial strength of the business owners and/or guarantors.

Commercial Real Estate Loans – We originate commercial real estate loans that are secured by properties used for business purposes, where the primary source of repayment is derived from rental income associated with the property. These properties include office buildings and retail facilities generally located within our primary market area. Underwriting policies provide that commercial real estate loans are in amounts less than the appraised value of the property. In underwriting commercial real estate loans, we consider the appraised value and net operating income of the property, the debt service ratio and the property owner's and/or guarantor's financial strength, expertise and credit history. Because payments on loans secured by commercial real estate properties are dependent on successful operation or management of the properties, repayment of commercial real estate loans may be subject to a greater extent to adverse conditions in the real estate market or the economy.

Residential Real Estate Loans – Mortgage loans include residential mortgages and home equity loans secured by one to four family residences located within our primary market area. Credit approval for residential real estate loans requires demonstration of sufficient income to repay the principal and interest and the real estate taxes and insurance, stability of employment and an established credit record. Loans in excess of 80% of the appraised value of the property securing the loan require private mortgage insurance. The Company does not engage in subprime lending.

Consumer Loans – We originate consumer loans including auto loans to consumers in our primary market area. Credit approval for other consumer loans requires income sufficient to repay principal and interest due, stability of employment, an established credit record and sufficient collateral for secured loans. Consumer loans typically will have shorter terms and lower balances with higher yields as compared to real estate loans, but generally carry higher risks of default. Consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the rights (free of conditions that constrain it taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Notes To Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Other Real Estate Owned

Other real estate owned includes property acquired through, or in lieu of, formal foreclosure are initially recorded at fair value less costs to sell when acquired, which establishes a new cost basis. After transfer, the property is carried at the lower of cost or fair value, less estimated selling expenses. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after foreclosure are expensed.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily on the straight-line method with useful lives generally ranging from 15 to 39 years for building and related components and 3 to 7 years for furniture and equipment.

Bank Owned Life Insurance

The Company has purchased life insurance policies on certain directors and a former executive officer. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income consists of the net unrealized holding gains or losses of securities available for sale, and changes in the funded status of the pension plan, net of the related tax effect.

Earnings Per Share

Basic earnings per common share is net income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

The factors used in earnings per share computation are as follows (in thousands, except share and per share data):

	2012	2011
Basic:		
Net income available to common shareholders	$ 4,371	4,232
Weighted average common shares outstanding	1,640,362	1,643,234
Basic earnings per common share	$ 2.66	2.58
Diluted:		
Net income available to common shareholders	$ 4,371	4,232
Weighted average common shares outstanding for basic earnings per common share	1,640,362	1,643,234
Add: Dilutive effects of stock options	206	179
Average shares and dilutive potential common shares	1,640,568	1,643,413
Diluted earnings per share	$ 2.66	2.58

Stock options for 8,500 shares of common stock were not considered in computing diluted earnings per share for 2012 because they were antidilutive. There were no stock options at December 31, 2011 that were antidilutive.

Notes To Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period which includes the enactment date. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Retirement Plans

The Bank sponsors a non contributory defined benefit retirement plan for full-time employees who have attained the age of 21 and have a minimum of one year of service. New employees hired on or after March 1, 2009 are excluded from participation in the plan. The plan was frozen and curtailed to new benefit accruals as of December 31, 2012. Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. Accrued pension costs are funded to the extent deductible for federal income tax purposes.

The Bank also provides a savings and retirement 401(k) plan for all eligible employees who elect to participate. For the 2010 plan year, the Bank adopted a provision which provides a "safe harbor" matching contribution equal to 100% of the first 3% of compensation deferred, plus 50% of the next 2% of compensation deferred up to a maximum of 4%. Employer contributions are funded as they are accrued. There is also a discretionary contribution that may be paid to eligible employees. This is subject to approval by the board of directors annually.

Stock-Based Compensation

Compensation cost is recognized for stock options issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options.

Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer-financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Notes To Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Long-term Assets

These assets are reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Reclassifications

Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no affect on prior year net income or shareholders' equity.

Adoption of New Accounting Standards

In June 2011, the Financial Accounting Standards Board (FASB) amended guidance and eliminated the option to present the components of other comprehensive income as part of the statement of changes in shareholder's equity. The amendment requires that comprehensive income be presented in either a single continuous statement or in two separate consecutive statements. The amendments in this guidance are effective as of the beginning of a fiscal reporting year, and interim periods within that year, that begins after December 15, 2011. Early adoption is permitted. The adoption of this amendment changed the presentation of the components of comprehensive income for the Company as part of the consolidated statement of shareholder's equity.

In April 2011, the FASB amended existing guidance for assisting a creditor in determining whether a restructuring is a troubled debt restructuring. The amendments clarify the guidance for a creditor's evaluation of whether it has granted a concession and whether a debtor is experiencing financial difficulties. With regard to determining whether a concession has been granted, the ASU (Accounting Standards Update) clarifies that creditors are precluded from using the effective interest method. A creditor must now focus on other considerations, such as the value of the underlying collateral, evaluation of other collateral or guarantees, the debtor's ability to access other funds at market rates, interest rate increases and whether the restructuring results in a delay in payment that is insignificant. The guidance was effective for reporting periods after June 15, 2011, and was applied retrospectively to the beginning of the annual period of adoption. For purposes of measuring impairment on newly identified troubled debt restructurings, the amendments were applied prospectively for the annual period beginning on or after June 15, 2011. The effect of adopting this standard did not have a material effect on the Company's operating results or financial condition.

Notes To Consolidated Financial Statements

3. SECURITIES

The following table summarizes the amortized cost and fair value of the available-for-sale securities and held-to-maturity investment securities portfolio at December 31, 2012 and 2011 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) for securities available for sale (in thousands):

2012		Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale					
United States Agency securities	$	29,938	3,305	-	33,243
State and municipal securities		46,779	2,558	50	49,287
U.S. Agency Mortgage-backed securities-residential		49,352	1,839	40	51,151
U.S. Corporate Bonds		1,024	38	-	1,062
Total securities available-for-sale	**$**	**127,093**	**7,740**	**90**	**134,743**
Held-to-maturity					
State and municipal securities	$	6,267	157	-	6,424
Total securities held-to-maturity	**$**	**6,267**	**157**	**-**	**6,424**

2011		Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale					
United States Agency securities	$	37,094	2,932	-	40,026
State and municipal securities		39,510	2,916	1	42,425
U.S. Agency Mortgage-backed securities-residential		46,181	1,746	-	47,927
Total securities available-for-sale	**$**	**122,785**	**7,594**	**1**	**130,378**
Held-to-maturity					
State and municipal securities	$	3,281	132	-	3,413
Total securities held-to-maturity	**$**	**3,281**	**132**	**-**	**3,413**

Sales of available-for-sale securities were as follows (in thousands):

		2012	2011
Proceeds	$	4,153	10,404
Gross gains		149	334
Gross losses		-	-

The tax provision related to these net realized gains and losses was $58,000 and $130,000, respectively.

Notes To Consolidated Financial Statements

3. SECURITIES *(continued)*

Securities with unrealized losses at December 31, 2012 and 2011, not recognized in income, are as follows (in thousands):

	2012		2011	
Loss For Less Than 12 Months	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Available-for-sale				
United States Agency securities	$ -	-	-	-
State and municipal securities	5,081	50	263	1
U.S. Agency Mortgage-backed securities-residential	7,134	40	-	-
U.S. Corporate Bonds	-	-	-	-
Total available-for-sale	**$ 12,215**	**90**	**263**	**1**
Held-to-maturity				
State and municipal securities	-	-	-	-
Total held-to-maturity	**$ -**	**-**	**-**	**-**

There were no securities with unrealized losses greater than 12 months for 2012 and 2011.

Unrealized losses on the above securities have not been recognized into income because the issuers are of high credit quality, management does not intend to sell and it is unlikely that management will be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to fluctuations in interest rates. The fair value is expected to recover as the securities approach their maturity date and /or market rates adjust favorably.

The following is a tabulation of debt securities by maturity date as of December 31, 2012 (in thousands):

	Amortized Cost	**Fair Value**
Available-for-sale		
Due in one year or less	$ 3,440	3,480
Due after one year through five years	23,533	25,091
Due after five years through ten years	48,358	52,242
Due after ten years	51,762	53,930
Total available-for-sale	**$ 127,093**	**134,743**
Held-to-maturity		
Due in one year or less	$ 4,965	4,995
Due after one year through five years	1,083	1,166
Due after five years through ten years	219	263
Due after ten years	-	-
Total held-to-maturity	**$ 6,267**	**6,424**

At December 31, 2012 and 2011, securities with a fair value of $123,786,000 and $120,513,000 respectively, were pledged to secure governmental deposits, Federal Home Loan Bank advances and for other purposes as required or permitted by law.

Notes To Consolidated Financial Statements

4. LOANS

The following is a summary of loans outstanding at year-end (in thousands):

	2012	2011
Residential mortgages and home equity loans	$ 91,811	83,177
Commercial loans	90,875	93,120
Commercial real estate loans	45,149	27,696
Consumer loans	15,091	17,167
Total	242,926	221,160
Net unearned loan origination fees and costs	425	437
Total loans	**$ 243,351**	**221,597**

The recorded investment in loans includes principal outstanding adjusted for net unearned loan origination fees and cost, net loan premiums and discounts and loss on any loan charge-offs. The recorded investment in loans does not include accrued interest receivable, as the effect is not considered to be material. Commercial real estate loans are defined as loans secured by real estate for which rental income on the collateral property is the primary source of repayment of the loan.

The Company's market area is generally Steuben, Allegany, Livingston, Monroe and Wyoming counties in New York State. Most of its loans are made in its market area and, accordingly, the ultimate collectibility of the Company's loan portfolio is susceptible to changes in market conditions in this area.

The Company's concentration of credit risk is shown in the above schedule of loans outstanding. The concentration of off-balance sheet credit risk in commercial letters of credit and mortgage, commercial and auto loans commitments is similar to the loans outstanding above. Management is not aware of any material concentrations of credit risk to any industry or individual borrower.

The following is a summary of changes in the allowance for loan losses by portfolio segment as of December 31, 2012 and 2011 (in thousands):

2012	Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Allowance for loan losses:						
Beginning balance	$ 1,454	588	53	270	450	2,815
Provision for loan losses	(122)	264	100	1	(77)	166
Loan charge-offs	(92)	-	-	(129)	-	(221)
Recoveries	34	-	-	81	-	115
Total ending allowance balance	**$ 1,274**	**852**	**153**	**223**	**373**	**2,875**

2011	Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Allowance for loan losses:						
Beginning balance	$ 1,093	286	61	337	673	2,450
Provision for loan losses	469	302	(3)	38	(223)	583
Loan charge-offs	(214)	-	(5)	(164)	-	(383)
Recoveries	106	-	-	59	-	165
Total ending allowance balance	**$ 1,454**	**588**	**53**	**270**	**450**	**2,815**

Notes To Consolidated Financial Statements

4. LOANS *(continued)*

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2012 and 2011 (in thousands):

2012		Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Allowance for loan losses:							
Ending allowance balance attributable to loans:							
Individually evaluated for impairment	$	-	448	-	-	-	448
Collectively evaluated for impairment		1,274	404	153	223	373	2,427
Total ending allowance balance	$	1,274	852	153	223	373	2,875
Loans:							
Individually evaluated for impairment	$	208	1,264	-	-	-	1,472
Collectively evaluated for impairment		90,646	43,885	92,188	15,160	-	241,879
Total ending loan balance	$	90,854	45,149	92,188	15,160	-	243,351

2011		Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Allowance for loan losses:							
Ending allowance balance attributable to loans:							
Individually evaluated for impairment	$	-	383	-	-	-	383
Collectively evaluated for impairment		1,454	205	53	270	450	2,432
Total ending allowance balance	$	1,454	588	53	270	450	2,815
Loans:							
Individually evaluated for impairment	$	-	1,264	-	-	-	1,264
Collectively evaluated for impairment		93,097	26,432	83,564	17,240	-	220,333
Total ending loan balance	$	93,097	27,696	83,564	17,240	-	221,597

Notes To Consolidated Financial Statements

4. LOANS *(continued)*

The following table presents loans individually evaluated for impairment by class of loans as of December 31, 2012 and 2011 (in thousands):

2012		Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance recorded:							
Commercial	$	208	208	-	-	-	-
Commercial Real Estate:							
Construction		-	-	-	-	-	-
Other		-	-	-	-	-	-
Residential		-	-	-	-	-	-
With an allowance recorded:							
Commercial		-	-	-	-	-	-
Commercial Real Estate:							
Construction		-	-	-	-	-	-
Other		1,264	1,264	448	1,264	-	-
Residential		-	-	-	-	-	-
Total	**$**	**1,472**	**1,472**	**448**	**1,264**	**-**	**-**

2011		Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance recorded:							
Commercial	$	-	-	-	-	-	-
Commercial Real Estate:							
Construction		-	-	-	-	-	-
Other		-	-	-	-	-	-
Residential		-	-	-	-	-	-
With an allowance recorded:							
Commercial		-	-	-	1,016	-	-
Commercial Real Estate:							
Construction		-	-	-	-	-	-
Other		1,264	1,264	383	253	-	-
Residential		-	-	-	-	-	-
Total	**$**	**1,264**	**1,264**	**383**	**1,269**	**-**	**-**

Notes To Consolidated Financial Statements

4. LOANS *(continued)*

Nonaccural loans and loans past due 90 days and over and still accruing include both smaller balance homogenous loans that are collectively evaluated for impairment and individually classified impaired loans.

The following table presents the recorded investment in nonaccrual and loans past due 90 days and over and still on accrual by class of loans as of December 31, 2012 and 2011 (in thousands):

	2012			2011		
	Loans Past Due 90 Days and Over and Still Accruing	Nonaccrual	Total	Loans Past Due 90 Days and Over and Still Accruing	Nonaccrual	Total
Commercial	$ 17	141	158	$ -	523	523
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	-	1,264	1,264	-	1,264	1,264
Consumer:	-					
Auto-direct	-	1	1	-	1	1
Auto-indirect	-	7	7	-	31	31
Other	-	24	24	-	25	25
Residential	70	509	579	-	431	431
Total	**$ 87**	**1,946**	**2,033**	**$ -**	**2,275**	**2,275**

Notes To Consolidated Financial Statements

4. LOANS *(continued)*

The following table presents the aging of the recorded investment in past due loans as of December 31, 2012 and 2011 by class of loans (in thousands):

2012	30-59 Days Past Due	60-89 Days Past Due	Greater than 89 days Past Due	Total Past Due	Loans Not Past Due	Total
Commercial	$ 399	88	133	620	90,234	90,854
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	183	-	1,264	1,447	43,702	45,149
Consumer:						
Other	8	1	16	25	7,165	7,190
Auto-direct	7	10	1	18	4,240	4,258
Auto-indirect	133	15	15	163	3,549	3,712
Residential	758	130	288	1,176	91,012	92,188
Total	**$ 1,488**	**244**	**1,717**	**3,449**	**239,902**	**243,351**

2011	30-59 Days Past Due	60-89 Days Past Due	Greater than 89 days Past Due	Total Past Due	Loans Not Past Due	Total
Commercial	$ 157	31	250	438	92,659	93,097
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	1,264	-	-	1,264	26,432	27,696
Consumer:						
Other	65	1	22	88	7,425	7,513
Auto-direct	29	-	1	30	4,311	4,341
Auto-indirect	68	9	22	99	5,287	5,386
Residential	570	89	168	827	82,737	83,564
Total	**$ 2,153**	**130**	**463**	**2,746**	**218,851**	**221,597**

Troubled Debt Restructurings:

The Company has not identified any troubled debt restructurings as of December 31, 2012 and 2011.

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes loans with an outstanding balance greater than $100,000, and non-homogeneous loans, such as commercial and commercial real estate loans. This analysis is performed on a quarterly basis. The Company uses the following definitions for risk ratings.

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Notes To Consolidated Financial Statements

4. LOANS *(continued)*

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. Loans listed as not rated are either less than $100,000 or are included in groups of homogeneous loans. Loans categorized as "not rated" are evaluated based on delinquency which is previously presented. As of December 31, 2012 and 2011, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows (in thousands):

2012	Not Rated	Pass	Special Mention	Sub-standard	Doubtful	Total
Commercial	$ -	83,150	6,706	998	-	90,854
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	-	41,951	1,848	1,350	-	45,149
Consumer	15,160	-	-	-	-	15,160
Residential	92,188	-	-	-	-	92,188
Total	**$ 107,348**	**125,101**	**8,554**	**2,348**	**-**	**243,351**

2011	Not Rated	Pass	Special Mention	Sub-standard	Doubtful	Total
Commercial	$ -	84,523	7,016	1,508	50	93,097
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	-	25,460	972	1,264	-	27,696
Consumer	17,240	-	-	-	-	17,240
Residential	83,564	-	-	-	-	83,564
Total	**$ 100,804**	**109,983**	**7,988**	**2,772**	**50**	**221,597**

5. FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value.

Investment Securities

The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2).

Impaired Loans

The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisal. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower's financial statements, or aging reports, adjusted or discounted based on management's historical knowledge, changes in market conditions from the time of the valuation, and management's expertise and knowledge of the client and client's business, resulting in Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Notes To Consolidated Financial Statements

5. FAIR VALUE *(continued)*

Other Real Estate Owned

Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Real estate owned properties are evaluated on a quarterly basis for additional impairment and adjusted accordingly. Appraisals for collateral-dependent impaired loans and real estate owned are performed by certified general appraisers whose qualifications and licenses have been reviewed and verified by the Company. Once received, it is reviewed by one of the Company's appraisal reviewers. The assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics are reviewed. On an annual basis, the Company compares the actual selling price of collateral that has been sold to the most recent appraised value to determine what additional adjustment should be made to the appraisal value to arrive at fair value.

Assets measured at fair value on a recurring basis are summarized below (in thousands):

		Fair Value Measurements at December 31, 2012 Using:		
Financial Assets	**Carrying Value**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Securities-available-for-sale				
United States Agency securities	$ 33,243	-	33,243	-
State and municipal securities	49,287	-	49,287	-
U.S. Agency mortgage-backed securities-residential	51,151	-	51,151	-
U.S. Corporate Bonds	1,062	-	1,062	-
Total investment securities available-for-sale	**$ 134,743**	**-**	**134,743**	**-**

		Fair Value Measurements at December 31, 2011 Using:		
Financial Assets	**Carrying Value**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Securities-available-for-sale				
United States Agency securities	$ 40,026	-	40,026	-
State and municipal securities	42,425	-	42,425	-
U.S. Agency mortgage-backed securities-residential	47,927	-	47,927	-
Total investment securities available-for-sale	**$ 130,378**	**-**	**130,378**	**-**

There were no transfers between Level 1 and Level 2 during 2012 or 2011.

Notes To Consolidated Financial Statements

5. FAIR VALUE *(continued)*

Assets measured at fair value on nonrecurring basis are summarized below (in thousands):

		Fair Value Measurements at December 31, 2012 Using:		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans:				
Commercial Real Estate	$ 816	-	-	816
Other real estate owned, net:				
Commercial	533	-	-	533

		Fair Value Measurements at December 31, 2011 Using:		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans:				
Commercial Real Estate	$ 881	-	-	881
Other real estate owned, net				
Commercial Real Estate	525	-	-	525

The following table represents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a nonrecurring basis at December 31, 2012:

	Fair Value	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)
Impaired Loans:				
Commercial real estate	$ 816	Income approach	Capitalization rate	9.0%
Real estate owned:				
Commercial	475	Market approach	Market approach represents recent sales contract for subject property	0.0%
Commercial	58	Sales comparison approach	Adjustment for differences between the comparable sales	3.7%

Notes To Consolidated Financial Statements

5. FAIR VALUE *(continued)*

The following represent impairment charges recognized during the period:

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $1,264,000, with a valuation allowance of $448,000 at December 31, 2012, resulting in an additional provision for loan losses of $65,000 for the year ending December 31, 2012. At December 31, 2011, impaired loans had a carrying amount of $1,264,000, with a valuation allowance of $383,000, resulting in an additional provision for loan losses of $383,000 for the year ending December 31, 2011.

Other real estate owned which is measured at the lower of carrying or fair value less costs to sell, had a net carrying amount of $533,000, which is made up of the outstanding balance of $595,000, net of a valuation allowance of $62,000 at December 31, 2012, resulting in a write-down of $61,000 for the year ending December 31, 2012. At December 31, 2011, other real estate owned had a net carrying amount of $525,000, which is made up of the outstanding balance of $700,000, net of a valuation allowance of $175,000, resulting in a write-down of $60,000 for the year ending December 31, 2011.

The carrying amount and estimated fair values of financial instruments at December 31, 2012 and 2011 were as follows (in thousands):

	Carrying Amount	Fair Value Measurements at December 31, 2012 Using:			
		Level 1	Level 2	Level 3	Total
Financial assets					
Cash and due from banks	$ 15,008	15,008	-	-	15,008
Securities available-for-sale	134,743	-	134,743	-	134,743
Securities held-to-maturity	6,267	-	6,424	-	6,424
Net loans	240,476	-	-	244,298	244,298
Accrued interest receivable	1,446	-	916	530	1,446
Financial liabilities					
Demand and savings deposits	(232,533)	(232,533)	-	-	(232,533)
Time deposits	(97,501)	-	(97,689)	-	(97,689)
Advances from FHLB	(41,500)	-	(41,781)	-	(41,781)
Subordinated debentures	(2,062)	-	(1,628)	-	(1,628)
Accrued interest payable	(97)	-	(97)	-	(97)

	December 31, 2011	
	Carrying Amount	Fair Value
Financial assets		
Cash and due from banks	17,237	17,237
Securities available-for-sale	130,378	130,378
Securities held-to-maturity	3,281	3,413
Net loans	218,782	225,055
Accrued interest receivable	1,498	1,498
Financial liabilities		
Demand and savings deposits	(204,633)	(204,633)
Time deposits	(109,802)	(110,256)
Advances from FHLB	(29,250)	(29,792)
Subordinated debentures	(2,062)	(1,060)
Accrued interest payable	(161)	(161)

The estimated fair value approximates carrying amount for all items except those described below. Estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities.

Notes To Consolidated Financial Statements

5. FAIR VALUE *(continued)*

Loans: The fair value is estimated using an internally generated cash flow, consisting of beginning known or estimated maturities, known or estimated principal payments, and assumed prepayments. Each month's cash flow is then discounted to the current market or discount rate. The discount rate for fair value purposes is the current offering rate for the same loan category. The sum of the values for each period is aggregated to produce a value for the position as a whole.

Time Deposits: The fair value is estimated using internally generated cash flows, consisting of beginning known or estimated maturities, known or estimated principal payments, and usually a small assumed early withdrawal. Each month's cash flow is then discounted to that month's current market or discount rate modified by a constant spread. The current market rate varies by month, and is based on the LIBOR/swap curve. The sum of the values for each period is aggregated to produce a value for the position as a whole.

Borrowings: The fair values of the Company's Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on the current borrowings for similar types of borrowing arrangements resulting in a Level 2 classification. The fair values of the Company's subordinated debentures are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 2 classification.

Accrued Interest Receivable/Payable: The carrying amount of accrued interest approximate fair value resulting in a Level 2 or Level 3 classification, is consistent with the classification of the asset or liability they are associated with.

Off-balance Sheet Instruments: Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining term of the agreements and the counter parties credit standing. The fair value of commitments is not material.

6. OTHER REAL ESTATE OWNED

Other real estate owned at December 31, 2012 and 2011 was as follows (in thousands):

	2012	2011
Other real estate owned	$ 1,440	1,285
Valuation allowance	(237)	(176)
Net other real estate owned	**$ 1,203**	**1,109**

Activity in the valuation allowance was as follows (in thousands):

	2012	2011
Beginning of Year	$ 176	124
Additions charged to expense	61	60
Direct write-downs	-	(8)
End of Year	**$ 237**	**176**

Expenses related to foreclosed assets include (in thousands):

	2012	2011
Net loss/(gain) on sales	$ -	7
Provision for unrealized losses	61	60
Operating expenses, net of rental income	(29)	(11)
End of Year	**$ 32**	**56**

Notes To Consolidated Financial Statements

7. PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2012 and 2011 consist of the following (in thousands):

	2012	2011
Land	$ 2,151	2,141
Bank premises	7,747	7,174
Furniture and equipment	6,503	5,766
Cost basis	16,401	15,0B1
Accumulated depreciation	8,904	B,520
Net	**$ 7,497**	**6,561**

Depreciation expense was $384,000 and $391,000 for 2012 and 2011, respectively. The Company retired $3,421,000 in fully depreciated assets during 2011.

Operating Leases

The Company leases certain branch properties and equipment under operation leases. Rent expense was $240,000 for 2012 and $242,000 for 2011. Rent commitments, before considering renewal options that generally are present, were as follows (in thousands):

Year	Amount
2013	$ 199
2014	137
2015	123
2016	75
2017	47
Thereafter	230
Total	**$ 811**

8. GOODWILL AND INTANGIBLE ASSETS

The Company acquired Canisteo Savings and Loan Association (Canisteo) on February 20, 2009. As a result of this acquisition, goodwill of $64,000 was recorded by the Company. An annual impairment analysis of goodwill is performed with any identified impairment charged to expense. Also as a result of this acquisition, a core deposit intangible amount of $65,000 was initially recorded by the Company. The Company recorded $7,000 in amortization expense associated with this item during 2012 and 2011. The remaining net amount of $38,000 is included in intangible assets on the Statement of Financial Condition. The remaining core deposit intangible will be amortized over 6 more years.

Notes To Consolidated Financial Statements

9. INCOME TAXES

The components of income tax expense/(benefit) on operations are as follows (in thousands):

	Current	Deferred	Total
Year ended December 31, 2012			
Federal	$ 1,425	(85)	1,340
State	305	(19)	286
Total	**$ 1,730**	**(104)**	**1,626**

	Current	Deferred	Total
Year ended December 31, 2011			
Federal	$ 1,632	(319)	1,313
State	343	(71)	272
Total	**$ 1,975**	**(390)**	**1,585**

The actual and statutory tax rates on operations for the years ended December 31, 2012 and 2011 differ as follows:

	2012	2011
Statutory rate	34.0 %	34.0 %
Increase (decrease) resulting from:		
Tax-exempt income	(10.2)	(10.0)
State taxes, net of federal income tax benefit	3.1	3.1
Other	0.2	0.1
Actual rate	**27.1 %**	**27.2 %**

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2012 and 2011 are presented below (in thousands):

	2012	2011
Deferred tax assets		
Allowance for loan losses	$ 956	931
Deferred Compensation	930	832
Pension Plan	1,345	1,574
Other	263	224
Total gross deferred tax assets	**3,494**	**3,561**
Deferred tax liabilities		
Depreciation	109	92
Net unrealized gain on securities available for sale	2,959	2,937
Prepaid pension expenses	681	634
Other	184	190
Total gross deferred tax liabilities	**3,933**	**3,853**
Net deferred tax liability	**$ (439)**	**(292)**

Notes To Consolidated Financial Statements

9. INCOME TAXES *(continued)*

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carryback period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that no valuation allowance is necessary.

At December 31, 2012 and 2011 the Company had no unrecognized tax benefits. The Company does not expect the amount of unrecognized tax benefits to increase significantly within the next twelve months. There were no penalties or interest related to income taxes recorded in the income statement for the years ended December 31, 2012 and 2011 and no amounts accrued for penalties as of December 31, 2012 and 2011.

The Company is subject to U.S. federal income tax as well as income tax of the state of New York. The Company is no longer subject to examination by taxing authorities for years before 2009.

10. DEPOSITS

Contractual maturities of time deposits at December 31, 2012 and 2011 were as follows (in thousands):

		2012	2011
Under three months	$	19,132	24,683
Three to twelve months		54,295	56,153
Over one year to three years		22,895	26,932
Over three years		1,179	2,034
Total time deposits	**$**	**97,501**	**109,802**

Time deposits of $100,000 and over were $37,821,000 and $47,176,000 at December 31, 2012 and 2011, respectively. Included in time deposits were $29,842,000 in brokered deposits at December 31, 2012 compared to $13,740,000 at December 31, 2011.

11. BENEFIT PLANS

Pension Plan

The Company has a funded noncontributory defined benefit pension plan that covers substantially all of its employees. The plan provides defined benefits based on years of service and final average salary. The Company uses December 31 as the measurement date for its pension plan. New employees hired on or after March 1, 2009 are excluded from participation in the plan. The plan was frozen and curtailed to new benefit accruals as of December 31, 2012. This action decreased the projected benefit obligation of the plan by $1,373,000.

Notes To Consolidated Financial Statements

11. BENEFIT PLANS *(continued)*

The following table sets forth the defined benefit pension plan's change in benefit obligation and change in plan assets for the years ended December 31, 2012 and 2011, using the actuarial data measured at December 31, 2012 and 2011 (in thousands):

	2012	2011
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$ 10,467	8,993
Service cost	558	520
Interest cost	517	501
Actuarial (gain)/loss	1,381	903
Benefits paid and plan expenses	(453)	(450)
Curtailments	(1,373)	-
Benefit obligation at end of year	**11,097**	**10,467**
Change in plan assets:		
Fair value of plan assets at beginning of year	8,037	7,912
Actual return on plan assets	890	(4)
Benefits paid and plan expenses	(439)	(443)
Contributions	892	572
Fair value of plan assets at end of year	**9,380**	**8,037**
Funded status at end of year (plan assets less benefit obligation)	**$ (1,717)**	**(2,430)**

Amount recognized in accumulated other comprehensive income/(loss) at December 31, 2012 and 2011 consists of (in thousands):

	2012	2011
Unrecognized net actuarial loss (net of tax)	$ (2,131)	(2,494)

The amount of net actuarial loss that will be amortized in 2013 is $225,000. The accumulated benefit obligation for the years ended December 31, 2012 and 2011 was $11,097,000 and $9,198,000 respectively. Pension costs consist of the following components for the years ended December 31, 2012 and 2011 (in thousands):

	2012	2011
Service cost	$ 558	520
Interest on projected benefit obligation	517	501
Expected return on plan assets	(581)	(553)
Amortization of net loss	274	169
Curtailment loss	3	-
Net periodic pension expense	**$ 771**	**637**

Weighted-average of assumptions used to determine net periodic cost are as follows:

	2012	2011
Discount rate	5.07%	5.68%
Expected long-term rate of return	7.00%	7.00%
Rate of Compensation Increase	3.00%	3.00%

Weighted-average assumptions used to determine pension benefit obligations at year end are as follows:

	2012	2011
Discount rate	4.13%	5.07%
Rate of Compensation Increase	0.00%	3.00%

Notes To Consolidated Financial Statements

11. BENEFIT PLANS *(continued)*

The New York State Bankers Retirement System's (The "System") overall investment strategy is to achieve a mix of approximately 97% of investments for long-term growth and 3% for near-term benefit payments with a wide diversification of asset types, fund strategies, and fund managers. The target allocations for System assets are shown in the next table. Cash equivalents consist primarily of government issues and short term investment funds. Equity securities primarily include investments in common stock, depository receipts, preferred stock and real estate investment trusts. Fixed income securities include corporate bonds, government issues, mortgage backed securities, municipals and other asset backed securities.

The weighted average expected long-term rate of return is estimated based on current trends in System's assets as well as projected future rates of return on those assets and reasonable actuarial assumptions based on the guidance provided by ASOP No. 27 "Selection of Economic Assumptions for Measuring Pension Obligations" for long term inflation, and the real and nominal rate of investment return for a specific mix of asset classes. The following assumptions were used in determining the long-term rate of return:

Equity securities	Dividend discount model, the smoothed earnings yield model and the equity risk premium model
Fixed income securities	Current yield-to-maturity and forecasts of future yields
Other financial instruments	Comparison of the specific investment's risk to that of fixed income and equity instruments and using judgment

The long-term rate of return considers historical returns. Adjustments were made to historical returns in order to reflect expectations of future returns. These adjustments were due to factor forecasts by economists and long-term U.S. Treasury yields to forecast long-term inflation. In addition, forecasts by economists and others for long-term GDP growth were factored into the development of assumptions for earnings growth and per capital income.

Effective September 2011, the System revised its investment guidelines. The System currently prohibits its investment managers from purchasing any security greater than 5% of the portfolio at the time of purchase or greater than 8% at market value in any one issuer. In addition, the following investments are prohibited:

Equity securities	Short sales, Unregistered securities and Margin purchases
Fixed income securities	Securities of less than Baa2/BBB quality, mortgage backed derivatives that have an inverse floating rate coupon or are interest only securities, asset backed securities that are not issued or guaranteed by the U.S., or its agencies or its instrumentalities, securities of less than A-quality may not in the aggregate exceed 10% of the investment manager's portfolio.
Other financial instruments	Unhedged currency exposure in countries not defined as "high income economies" by the World Bank.

Notes To Consolidated Financial Statements

11. BENEFIT PLANS *(continued)*

Prior to September 2011 investments in emerging countries as defined by the Morgan Stanley Emerging Markets Index and structured notes were prohibited.

All other investments not prohibited by the System are permitted. At December 31, 2012 and December 31, 2011 the System holds certain investments which are no longer deemed acceptable to acquire. These positions will be liquidated when the investment managers deem that such liquidation is in the best interest of the System.

		Percentage of Plan Assets at December 31,		Weighted-Average Expected Long-Term
Asset Category	**Target Allocation 2013**	**2012**	**2011**	**Rate of Return**
Cash equivalents	0-20%	12.8%	10.6%	0.38%
Equity securities	40-60%	45.5%	47.9%	3.95%
Debt securities	40-60%	41.7%	41.5%	1.90%
Other financial instruments	0-5%	-	-	-

Fair Value of Plan Assets

Fair Value is defined under ASC 820"Fair Value Measurements and Disclosures" as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Investments valued using the Net Asset Value (NAV) are classified as level 2 if the System can redeem its investment with the investee at the NAV at the measurement date. If the System can never redeem the investment with the investee at the NAV, it is considered a level 3. If the System can redeem the investment at the NAV at a future date, the System's assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset.

The System uses the Thomson Reuters Pricing Service to determine the fair value of equities and the pricing service of IDC Corporate USA to determine the fair value of fixed income securities. In accordance with ASC 820, the following tables (rounded to the nearest thousands) represent the Plan's fair value hierarchy for its financial assets (investments) measured at fair value on a recurring basis.

Notes To Consolidated Financial Statements

11. BENEFIT PLANS *(continued)*

The following table represents the Plan's assets at fair value by class, as of December 31, 2012 and 2011 (in thousands):

	2012			
	Level 1	Level 2	Level 3	Total
Cash Equivalents				
Foreign currencies	$ 10	-	-	10
Government Issues		51		51
Short term investment funds (a)	-	1,150	-	1,150
Equities Total Cash Equivalents	10	1,201	-	1,211
Common Stock	4,131	-	-	4,131
Depository Receipts	92	-	-	92
Preferred Stock	18	-	-	18
Real Estate Investment Trust	18	-	-	18
Fixed Income Sec Total Equities	4,259	-	-	4,259
Auto loan receivable		51		51
Collateralized mortgage obligations	-	1,017	-	1,017
Corporate Bonds	-	886	-	886
Federal Home Loan Mortgage Corp	-	116	-	116
Federal National Mortgage Assoc		465		465
General National Mortgage Assoc. I		5		5
General National Mortgage Assoc. II		22		22
Government Issues		1,336		1,336
Municipals	-	10	-	10
Other Asset Backed	-	2	-	2
Total Fixed Income Securities	-	3,910	-	3,910
Total Investments	$ 4,269	5,111	-	9,380

(a) Fair value at NAV

	2011			
Cash Equivalents	Level 1	Level 2	Level 3	Total
Foreign currencies	$ 14	-	-	14
Short term investment funds (a)	-	839	-	839
Equities Total Cash Equivalents	14	839	-	853
Common Stock	3,758	-	-	3,758
Depository Receipts	81	-	-	81
Preferred Stock	12	-	-	12
Real Estate Investment Trust	-	-	-	-
Fixed Income Sec Total Equities	3,851	-	-	3,851
Auto loan receivable		1		1
Collateralized mortgage obligations	-	785	-	785
Corporate Bonds	-	714	-	714
Federal Home Loan Mortgage Corp	-	139	-	139
Federal National Mortgage Assoc		428		428
General National Mortgage Assoc. I		6		6
General National Mortgage Assoc. II		30		30
Government Issues		1,212		1,212
Municipals	-	9	-	9
Other Asset Backed	-	9	-	9
Total Fixed Income Securities	-	3,333	-	3,333
Total Investments	$ 3,865	4,172	-	8,037

(a) Fair value at NAV

At December 31, 2012 the portfolio was managed by two investment firms. Control was split approximately 49% and 43%, with the remaining 8% under direct control of the System. At December 31, 2011 the portfolio was managed by two investment firms. Control was split approximately 46% and 52%, with the remaining 2% under the direct control of the System.

At December 31, 2012, there was a 12% of portfolio concentration in the State Street Bank & Trust Co. Short Term Investment Fund. At December 31, 2011, there was a 10% of portfolio concentration in the State Street Bank & Trust Co. Short Term Investment Fund.

Notes To Consolidated Financial Statements

11. BENEFIT PLANS *(continued)*

Pension Plan Investment Policies

The System was established in 1938 to provide for the payment of benefits to employees of participating banks. The System is overseen by a Board of Trustees who meet quarterly and set the investment policy guidelines. The Chief Executive Officer of the Company is a member of the Board of Trustees for the System.

The System utilizes two investment management firms each investing approximately 50% of the total portfolio. The System's investment objective is to exceed the investment benchmarks in each asset category. Each firm operates under a separate written investment policy approved by the Trustees.

Each Firm reports at least quarterly to the Investment Committee and semi-annually to the Board.

Contributions

The Company is not required to make a contribution in 2013.

Estimated Future Benefit Payments of Pension Plan

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Year	Pension Benefits
2013	$ 387
2014	430
2015	488
2016	526
2017	602
2018-2022	3,668

Deferred Compensation Plan

The Company has a Deferred Compensation Plan (DCP) which permits active directors and certain executive officers the option to defer receipt of a portion of their future salary, bonus, or directors' fees. The amounts deferred will earn income at the Prime interest rate reported in the Wall Street Journal and are payable upon retirement. Deferred compensation liability at December 31, 2012 and 2011 was $2,404,000 and $2,151,000, respectively. Deferred compensation expense related to this plan was $247,000 in 2012 and $209,000 in 2011.

In conjunction with the DCP, the Company entered into split-dollar agreements on certain participants, whereby upon death, the participant's beneficiary will receive the deferred account balance or a death benefit, whichever is greater. These split dollar agreements were financed through the purchase of life insurance policies. The cash surrender value of these policies was $8,534,000 and $8,265,000 at December 31, 2012 and 2011, respectively.

401(k) Plan

The Company sponsors a defined contribution profit sharing, 401(k) plan covering substantially all employees. The Company matched certain levels of each employee's contributions to the plan resulting in an expense of $217,000 and $213,000 in 2012 and 2011, respectively.

Notes To Consolidated Financial Statements

11. BENEFIT PLANS *(continued)*

2010 Long-Term Stock Incentive Plan

The Company has a share based compensation plan as described below. Total compensation cost that has been charged against income for those plans was $11,000 for 2012 and $9,000 for 2011. The total income tax benefit was $4,000 for both 2012 and 2011.

The Company's 2010 Long-Term Stock Incentive Plan (Plan), which is shareholder approved, permits the grant of share options to its employees for up to 80,000 shares of common stock. Option awards are granted with an exercise price at least equal to the market price of the Company's common stock at the date of grant; those option awards may have vesting periods ranging up to ten years.

A committee of the Board of Directors will administer the Plan. Their responsibility will include designating participants, determining the type and number of awards granted and establishing the terms and conditions of the awards.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company's common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of options granted was determined using the following weighted-average assumptions as of the grant date.

	2012	2011
Risk-free interest rate	0.78%	1.83%
Expected term (years)	4	4
Expected stock price volatility	15.48%	13.65%
Dividend Yield	3.57%	3.54%

A summary of the activity in the stock option plan for 2012 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	8,500	$ 26.00	4 Years	-
Granted	8,500	$ 27.00	4 Years	-
Exercised	(1,200)	$ 26.00	-	$ 1,200
Forfeited or expired	(500)	$ 26.00	-	-
Outstanding at end of year	15,300	$ 26.56	4 Years	$ 6,800
Fully vested and expected to vest	15,300	$ 26.56	4 Years	$ 6,800
Exercisable at end of year	6,800	$ 26.00	3 Years	$ 6,800

Information related to the stock option plan during the year follows:

	2012	2011
Intrinsic value of options exercised	$ 1,200	-
Cash received from options exercised	$ 31,200	-
Tax benefit realized from options exercised	$ 500	-
Weighted average fair value of options granted	$ 1.79	1.82

As of December 31, 2012, there was $10,000 of total unrecognized compensation cost related to nonvested stock options granted under the Plan. The cost is expected to be recognized over a weighted average period of 2 years.

Notes To Consolidated Financial Statements

12. RELATED PARTY TRANSACTIONS

Executive officers and directors and their associates were customers of and had other transactions with the Company in the ordinary course of business. A summary of the changes in outstanding loans to executive officers and directors, or indirectly made for their benefit, for the years ended December 31, 2012 and 2011 is as follows (in thousands):

		2012	2011
Balance of loans outstanding at beginning of year	$	337	408
New loans and increases in existing loans		209	10
Loan principal payments		(187)	(81)
Balance at end of year	**$**	**359**	**337**

Deposits for executive officers, directors and their affiliates were $2,519,000 and $2,974,000 at December 31, 2012 and 2011 respectively.

Legal fees incurred in the ordinary course of business that were paid to Shults & Shults were $55,000 and $56,000 for the years ended December 31, 2012 and 2011 respectively. Shults & Shults is a partnership owned by David A. Shults and Eric Shults, both of whom are directors and shareholders of the Company.

13. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Notes To Consolidated Financial Statements

13. REGULATORY CAPITAL REQUIREMENTS *(continued)*

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2012, that the Bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the Federal Deposit Insurance Corporation and the New York State Department of Financial Services categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's regulatory capital amounts and ratios are presented in the following table (in thousands):

	Actual Regulatory Capital:		Minimum Regulatory Capital Requirement:		To Be "Well Capitalized" Under Regulatory Capital Requirement:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2012:						
Total Capital (to Risk Weighted Assets)	$ 42,488	17.09 %	$ 19,887	8.00 %	$ 24,859	10.00 %
Tier 1 Capital (to Risk Weighted Assets)	39,613	15.94	9,944	4.00	14,915	6.00
Tier 1 Capital (to Average Assets)	39,613	9.77	16,224	4.00	20,280	5.00
As of December 31, 2011:						
Total Capital (to Risk Weighted Assets)	$ 41,514	17.92 %	$ 18,531	8.00 %	$ 23,164	10.00 %
Tier 1 Capital (to Risk Weighted Assets)	38,699	16.71	9,266	4.00	13,898	6.00
Tier 1 Capital (to Average Assets)	38,699	10.15	15,255	4.00	19,068	5.00

The Company's ratios are comparable to the Bank's stated above. The Company's actual Tier I capital ratio (to Average Assets) at December 31, 2012 was 9.88% compared to 10.18% for December 31, 2011.

14. SHAREHOLDERS' EQUITY

The Company is dependent on receipt of dividends from the Bank in order to pay dividends to its shareholders. Payment of dividends by the Bank is limited or restricted in certain circumstances. According to state banking law, approval of the New York State Department of Financial Services is required for the declaration of dividends by a bank in any year in which the dividends declared will exceed its net profits for that year combined with its retained net profits of the preceding two years. Dividends in the amount of $5,167,000 are available from the Bank at December 31, 2012 without the approval of the New York State Department of Financial Services.

Notes To Consolidated Financial Statements

15. SUBORDINATED DEBENTURES

On July 16, 2007, Steuben Statutory Trust II, a trust formed by the Company, completed a pooled private offering of $2,000,000 of trust preferred securities. The Company issued $2,062,000 of subordinated debentures to the trust in exchange for ownership of all common security of the trust and the proceeds of the preferred securities sold by the trust. The trust is not consolidated with the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trust was $62,000 and included in other assets. The Company may redeem the subordinated debentures in whole or in part, in a principal amount with integral multiples of $1, on or after September 15, 2012 at 100% of the principal amount, plus accrued and unpaid interest. The subordinated debentures are also redeemable in whole or in part from time to time, upon occurrence of specific events defined within the trust indenture. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years.

The subordinated debentures may be included in Tier I capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The subordinated debentures have a variable rate of interest equal to the three month London Interbank Offered Rate (LIBOR) plus 1.55%. This rate resets on a quarterly basis and was 1.858% at December 31, 2012.

16. ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank of New York at December 31, 2012 and 2011 were as follows (in thousands):

	2012	2011
Maturities January 2013 through June 2016, fixed rate at rates from 0.42% to 4.62%, averaging 1.06% for December 31, 2012 and 1.73% for December 31, 2011	$ 41,500	29,250

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $37,277,000 and $33,193,000 of first mortgage loans under a blanket lien arrangement at December 31, 2012 and 2011, respectively. Maturities on these advances as of December 31, 2012 are as follows (in thousands):

Year	Amount
2013	$ 29,000
2014	7,000
2015	3,500
2016	2,000
Total	**$ 41,500**

Notes To Consolidated Financial Statements

17. COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are various outstanding commitments and contingent liabilities, such as guarantees, and commitments to extend credit, which are not reflected in the accompanying financial statements. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although the Company does not anticipate material losses as a result of these transactions. Mortgage and other loan commitments outstanding at December 31, 2012 and 2011 amounted to $46,141,000 and $36,394,000, respectively. Fixed interest rates on mortgage and other loan commitments outstanding can change prior to closing only if interest rates decrease. Variable rate loans float prior to closing. Outstanding commitments on letters of credit at December 31, 2012 and 2011amounted to $2,595,000 and $3,342,000, respectively.

In the normal conduct of business, the Company is involved in various litigation matters. One of these matters involves a related party of the Company as a co-defendant with the bank with respect to a trust administration matter. In the opinion of management, the ultimate disposition of these matters should not have a materially adverse effect nor is material to the financial position of the Company. The Company has accrued $55,000 related to this matter at December 31, 2012.

Steuben Trust Corporation and Subsidiaries
Consolidated Statements of Financial Condition
As of June 30, 2013 and December 31, 2012-Unaudited
(In thousands, except share amounts)

	June 30, 2013	December 31, 2012
ASSETS		
Cash and due from banks	$ 13,509	15,008
Securities available-for-sale	145,546	134,743
Securities held-to-maturity (fair value $7,743 in 2013 and $6,424 in 2012)	7,596	6,267
Loans, net of allowance of $2,875 in 2013 and 2012	233,820	240,476
Premises and equipment, net	7,357	7,497
Accrued interest receivable	1,549	1,446
Intangible assets, net	99	102
Bank owned life insurance	8,664	8,534
Other assets	5,778	5,416
TOTAL ASSETS	**$ 423,918**	**419,489**
LIABILITIES		
Deposits		
Non-interest bearing	$ 83,994	79,997
Interest bearing	268,071	250,037
Total deposits	**352,065**	**330,034**
Subordinated debentures	2,062	2,062
Advances from Federal Home Loan Bank	25,000	41,500
Accrued interest payable	91	97
Other liabilities	5,155	5,073
Total liabilities	**384,373**	**378,766**
SHAREHOLDERS' EQUITY		
Common stock - $1 par value; 5,000,000 shares authorized, 1,728,385 shares issued in 2013, 1,728,385 shares issued in 2012,	$ 1,728	1,728
Additional paid-in capital	4,494	4,469
Non-controlling interest	314	314
Undivided profits	35,703	33,464
Accumulated other comprehensive income (loss)	(526)	2,559
Treasury stock, at cost, 88,793 shares in 2013, 76,300 shares in 2012	(2,168)	(1,811)
Total Shareholders' Equity	**39,545**	**40,723**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 423,918**	**419,489**

See accompanying notes to consolidated financial statements.

Steuben Trust Corporation and Subsidiaries
Consolidated Statements of Income
Six Months ending June 30, 2013 and 2012-Unaudited
(In thousands, except share amounts)

	2013	2012
INTEREST INCOME		
Loans	$ 5,911	5,856
Taxable securities	1,130	1,216
Tax Exempt securities	816	769
Total interest income	**7,857**	**7,841**
INTEREST EXPENSE		
Savings and time deposits	321	485
Federal Home Loan Bank advances	183	218
Subordinated debentures	19	68
Total interest expense	**523**	**771**
Net interest income	7,334	7,070
Provision for loan losses	34	26
Net interest income after provision for loan losses	**7,300**	**7,044**
OTHER INCOME		
Service charges	1,336	1,245
Trust income	420	403
Gain on sale of investments and other assets	178	147
Other	368	376
Total other income	**2,302**	**2,171**
OPERATING EXPENSES		
Salaries and employee benefits	3,825	3,992
Occupancy	422	392
Depreciation and amortization	259	221
Marketing and public relations	72	84
Office supplies, printing, postage and courier	199	235
Professional fees	118	85
Furniture and equipment maintenance	255	283
Other operating	1,275	1,081
Total operating expenses	**6,425**	**6,373**
Income before income taxes	**3,177**	**2,842**
INCOME TAXES	910	779
NET INCOME	**$ 2,267**	**2,063**
Less: Net income attributable to non-controlling interest	28	28
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	**$ 2,239**	**2,035**
Basic Earnings Per Share	**$ 1.36**	**1.24**
Diluted Earnings Per Share	**$ 1.36**	**1.24**

see accompanying notes to consolidated financial statements.

Steuben Trust Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
Six Months ended June 30, 2013 and 2012-Unaudited
(In thousands, except share amounts)

	2013	2012
Net Income	$ 2,267	2,063
Other comprehensive income:		
Unrealized gains/losses on securities:		
Unrealized holding gain/(loss) arising during the period	(5,032)	26
Reclassification adjustment for (gains)/losses included in net income	-	(88)
Tax effect	1,947	24
Total other comprehensive income (loss), net of tax	(3,085)	(38)
Comprehensive income (loss)	**$ (818)**	**2,025**

Steuben Trust Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity
Six Months Ended June 30, 2013 and 2012-Unaudited
(In thousands, except share data and per share amounts)

	Common Stock	Additional Paid-in Capital	Non-Controlling Interest	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
BALANCE, DECEMBER 31, 2011	$ 1,707	3,865	314	32,358	2,161	(1,318)	39,087
Net income	-	-	28	2,035	-	-	2,063
Other comprehensive income (loss)	-	-	-	-	(38)	-	(38)
Cash dividends paid:							
$0.490 per Common share	-	-	(28)	(806)	-	-	(834)
Stock based compensation plan expense	-	5	-	-	-	-	5
Treasury shares purchased:							
23,972 Common shares	-	-	-	-	-	(622)	(622)
Stock sold:							
5,894 Common shares	5	147	-	-	-	-	152
BALANCE, JUNE 30, 2012	$ 1,712	4,017	314	33,587	2,123	(1,940)	39,813
BALANCE, DECEMBER 31, 2012	$ 1,728	4,469	314	33,464	2,559	(1,811)	40,723
Net income	-	-	28	2,239	-	-	2,267
Other comprehensive income (loss)	-	-	-	-	(3,085)	-	(3,085)
Cash dividends paid:							
None per Common share	-	-	(28)	-	-	-	(28)
Stock based compensation plan expense	-	5	-	-	-	-	5
Stock options exercised, including tax benefit							
1,400 Common shares	-	11	-	-	-	26	37
Treasury shares purchased:							
15,003 Common shares	-	-	-	-	-	(405)	(405)
Stock sold:							
1,110 Common shares	-	9	-	-	-	22	31
BALANCE, JUNE 30, 2013	$ 1,728	4,494	314	35,703	(526)	(2,168)	39,545

Steuben Trust Corporation and Subsidiaries
Consolidated Statements of Cash Flows
Six Months Ending June 30, 2013 and 2012-Unaudited
(In thousands)

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 2,267	2,063
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	282	221
Provision for loan losses	34	26
Subsequent write down of other real estate	29	15
Gain on sale of securities	-	(88)
Amortization/accretion on securities available for sale	489	432
Gain on sale of loans held for sale	(178)	(59)
Loss on sale of other real estate	3	-
Stock based compensation plan expense	5	5
Net principal disbursed on loans held for sale	(2,637)	(1,113)
Proceeds from sale of loans held for sale	2,815	1,172
Change in:		
Accrued interest receivable	(103)	17
Other assets	1,495	390
Accrued interest payable	(6)	(13)
Other liabilities	82	(657)
Net cash provided by operating activities	**4,577**	**2,411**
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sales of securities available for sale	-	3,112
Proceeds from maturities and redemptions of securities available for sale	3,274	1,547
Principal payments on securities available for sale	7,948	6,989
Purchases of securities available for sale	(27,546)	(20,741)
Purchases of securities held to maturity	(3,616)	(2,525)
Proceeds from maturities and redemptions of securities held to maturity	2,287	1,220
Net increase/(decrease) in loans	6,432	(3,403)
Proceeds from sale of other real estate	51	-
Capital expenditures	(72)	(1,044)
Net cash used in investing activities	**(11,242)**	**(14,845)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	22,031	24,263
Repayment of Federal Home Loan Bank advances	(21,000)	(21,250)
Proceeds from Federal Home Loan Bank advances	4,500	5,000
Common stock issued, dividend reinvestment plan	-	152
Treasury stock sold	68	-
Treasury stock purchased	(405)	(622)
Dividends paid	(28)	(834)
Net cash provided by financing activities	**5,166**	**6,709**
NET CHANGE IN CASH AND CASH EQUIVALENTS	**(1,499)**	**(5,725)**
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**15,008**	**17,237**
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 13,509**	**11,512**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	**2013**	**2012**
Cash paid during the year for:		
Interest	$ 529	784
Income taxes	652	1,255
Non-cash investing activities:		
Transfer from loans to Other Real Estate Owned	190	83

See accompanying notes to consolidated financial statements.

Nature of Operations

Steuben Trust Corporation (the Company) provides a full range of commercial banking services to individual and small business customers through its wholly-owned subsidiary. Steuben Trust Company (the Bank). The Bank's operations are conducted in fourteen branches located in Steuben, Allegany, Livingston, Wyoming and Monroe Counties, in New York. The Company and the Bank are subject to the regulations of certain federal agencies and undergo periodic examinations by those regulatory authorities.

Basis of Presentation

The accompanying consolidated balance sheet as of December 31, 2012 was derived from the audited consolidated financial statements as of and for the year then ended of the Company. The consolidated financial statements at June 30, 2013 and for the six months ended June 30, 2013 and 2012 are unaudited.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of only normal recurring items) necessary for a fair presentation of the financial position and results of operations and cash flows at and for the periods presented have been included. Amounts in the prior year's consolidated financial statements have been reclassified whenever necessary to conform to the current period's presentation. These reclassifications, if any, had no effect on net income or stockholders' equity as previously reported. All material inter-company accounts and transactions have been eliminated in the consolidation. The results of operations for the six months ended June 30, 2013 are not necessarily indicative of results that may be expected for the entire fiscal year ending December 31, 2013. These consolidated financial statements consider events that occurred through the date the consolidated financial statements were issued.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near future relate to the determination of the allowance and provision for loan losses, other-than-temporary impairment of investment securities, actuarial assumptions associated with the Company's benefit plans and deferred tax assets and liabilities.

The amortized cost and fair value of investments securities, with gross unrealized gains and losses, are as follows at June 30, 2013 and December 31, 2012 (in thousands):

June 30, 2013		Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale					
United States Agency securities	$	38,326	1,903	452	39,777
State and municipal securities		47,340	1,522	666	48,196
U.S. Agency Mortgage-backed securities-residential		56,240	1,099	811	56,528
U.S. Corporate Bonds		1,022	23	-	1,045
Total securities available-for-sale	**$**	**142,928**	**4,547**	**1,929**	**145,546**
Held-to-maturity					
State and municipal securities	$	7,596	147	-	7,743
Total securities held-to-maturity	**$**	**7,596**	**147**	**-**	**7,743**

December 31, 2012		Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale					
United States Agency securities	$	29,938	3,305	-	33,243
State and municipal securities		46,779	2,558	50	49,287
U.S. Agency Mortgage-backed securities-residential		49,352	1,839	40	51,151
U.S. Corporate Bonds		1,024	38	-	1,062
Total securities available-for-sale	**$**	**127,093**	**7,740**	**90**	**134,743**
Held-to-maturity					
State and municipal securities	$	6,267	157	-	6,424
Total securities held-to-maturity	**$**	**6,267**	**157**	**-**	**6,424**

Sales of available-for-sale securities for the six months ended June 30, 2013 and 2012 were as follows (in thousands):

		2013	2012
Proceeds	$	-	3,112
Gross gains		-	88
Gross losses		-	-

The tax provision related to these net realized gains was $34,000 for the six months ended June 30, 2012.

The following table sets forth the Company's investment in securities with unrealized losses of less than twelve months and unrealized losses of twelve months or more at June 30, 2013 and December 31, 2012 (in thousands):

	June 30, 2013		December 31, 2012	
Loss For Less Than 12 Months	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Available-for-sale				
United States Agency securities	$ 9,012	452	-	-
State and municipal securities	9,906	557	5,081	50
U.S. Agency Mortgage-backed securities-residential	24,896	790	7,134	40
U.S. Corporate Bonds	-	-	-	-
Total available-for-sale	**$ 43,814**	**1,799**	**12,215**	**90**
Held-to-maturity				
State and municipal securities	-	-	-	-
Total held-to-maturity	**$ -**	**-**	**-**	**-**

Loss For 12 Months Or More	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Available-for-sale				
United States Agency securities	$ -	-	-	-
State and municipal securities	3,606	109	-	-
U.S. Agency Mortgage-backed securities-residential	1,795	21	-	-
U.S. Corporate Bonds	-	-	-	-
Total available-for-sale	**$ 5,401**	**130**	**-**	**-**
Held-to-maturity				
State and municipal securities	-	-	-	-
Total held-to-maturity	**$ -**	**-**	**-**	**-**

On a quarterly basis, the Company preforms an assessment to determine whether there have been any events or economic circumstances indicating that a security with and unrealized loss has suffered other-than-temporary impairment. Consideration is given to (1) the length of time and the extent to which the fair value has been less then the amortized cost basis, (2) the financial condition of the issuer (and guarantor, if any) and adverse conditions specifically related to the security, industry or geographic area, (3) failure of the issuer of the security to make scheduled interest or principal payments, (4) any changes to the rating of a security by rating agency, (5) the presence of credit enhancements, if any, including the guarantee of the federal government or any of its agencies, (6) whether the Company intends to sell or more likely than not be required to sell the debt security, and (7) if the present value of the expected cash flow is not sufficient to recover the entire amortized cost.

Substantially all of the unrealized losses on the Company's securities were caused by market interest rate changes from those in effect when the securities were purchased by the Company. The contractual terms of theses securities do not permit the issuer to settle the securities at a price less then par value. Except for certain state and local government obligations, all securities rated by an independent rating agency carry an investment grade rating.

Financial information related to unrated state and government obligations is reviewed for indications of adverse conditions that may indicate other-than-temporary impairment. Because the Company does not intend to sell the securities with unrealized losses and it believes it is not likely to be required to sell the securities before recovery of their amortized cost basis, which may be, and is likely to be, maturity, the Company does not consider these securities to be other-than-temporarily impaired at June 30, 2013. In addition, there were no other-than-temporarily impaired charges in 2012.

The amortized cost and fair value of debt securities at June 30, 2013, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties (in thousands):

		Amortized Cost	Fair Value
Available-for-sale			
Due in one year or less	$	3,955	4,016
Due after one year through five years		26,478	27,893
Due after five years through ten years		56,621	57,828
Due after ten years		55,874	55,809
Total available-for-sale	**$**	**142,928**	**145,546**
Held-to-maturity			
Due in one year or less	$	6,205	6,231
Due after one year through five years		1,169	1,249
Due after five years through ten years		222	263
Due after ten years		-	-
Total held-to-maturity	**$**	**7,596**	**7,743**

Investment securities with carrying amounts of $142,359,000 and $123,786,000 at June 30, 2013 and December 31, 2012, respectively, were pledged to secure deposits as required or permitted by law.

Note 3 - Loans

Loans consist of the following at June 30, 2013 and December 31, 2012 net of unearned loan origination fees and costs of $424,000 and $425,000 respectively (in thousands):

	June 30, 2013	December 31, 2012
Residential mortgages and home equity loans	$ 85,038	92,188
Commercial loans	89,888	90,854
Commercial real estate loans	46,529	45,149
Consumer loans	15,240	15,160
Total	236,695	243,351

Loans held for sale totaled $585,000 and none at June 30, 2013 and December 31, 2012, respectively, and are included in total loans on the consolidated balance sheets.

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments are due. Generally loans are placed on nonaccrual status if the principal and /or interest payments become 90 days or more past due and/or management deems collectability of the principal and/or interest to be in question, as well as when required by regulatory requirements.

The following table presents loans past 90 days and over and still accruing and nonaccural loans by classes of the loan portfolio at June 30, 2013 and December 31, 2012 (in thousands):

	June 30, 2013			December 31, 2012		
	Loans Past Due 90 Days and Over and Still Accruing	Nonaccrual	Total	Loans Past Due 90 Days and Over and Still Accruing	Nonaccrual	Total
Commercial	$ -	38	38	$ 17	141	158
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	-	1,264	1,264	-	1,264	1,264
Consumer:						
Auto-direct	-	-	-	-	1	1
Auto-indirect	-	-	-	-	7	7
Other	-	35	35	-	24	24
Residential	23	155	178	70	509	579
Total	**$ 23**	**1,492**	**1,515**	**$ 87**	**1,946**	**2,033**

The following table presents past due loans by classes of the loan portfolio at June 30, 2013 and December 31, 2012 (in thousands):

June 30, 2013	30-59 Days Past Due	60-89 Days Past Due	Greater than 89 days Past Due	Total Past Due	Loans Not Past Due	Total
Commercial	$ 630	-	14	644	89,244	89,888
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	186	-	1,264	1,450	45,079	46,529
Consumer:						
Other	78	-	1	79	7,062	7,141
Auto-direct	7	-	25	32	4,648	4,680
Auto-indirect	45	-	9	54	3,365	3,419
Residential	480	81	127	688	84,350	85,038
Total	**$ 1,426**	**81**	**1,440**	**2,947**	**233,748**	**236,695**

December 31, 2012	30-59 Days Past Due	60-89 Days Past Due	Greater than 89 days Past Due	Total Past Due	Loans Not Past Due	Total
Commercial	$ 399	88	133	620	90,234	90,854
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	183	-	1,264	1,447	43,702	45,149
Consumer:						
Other	8	1	16	25	7,165	7,190
Auto-direct	7	10	1	18	4,240	4,258
Auto-indirect	133	15	15	163	3,549	3,712
Residential	758	130	288	1,176	91,012	92,188
Total	**$ 1,488**	**244**	**1,717**	**3,449**	**239,902**	**243,351**

Activity in the allowance for loan losses for the six months ended June 30, 2013 and 2012 follows (in thousands):

June 30, 2013		Commercial and Commercial Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Allowance for loan losses:						
Beginning balance	$	2,126	153	223	373	2,875
Provision for loan losses		272	14	(56)	(196)	34
Loan charge-offs		(28)	(48)	(12)	-	(88)
Recoveries		18	-	36	-	54
Total ending allowance balance	**$**	**2,388**	**119**	**191**	**177**	**2,875**

June 30, 2012		Commercial and Commercial Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Allowance for loan losses:						
Beginning balance	$	2,042	53	270	450	2,815
Provision for loan losses		34	133	(5)	(136)	26
Loan charge-offs		(50)	-	(64)	-	(114)
Recoveries		11	-	47	-	58
Total ending allowance balance	**$**	**2,037**	**186**	**248**	**314**	**2,785**

The allocation of the allowance for loan losses by loan segment is as follows at June 30, 2013 and December 31, 2012 (in thousands):

June 30, 2013		Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Allowance for loan losses:							
Ending allowance balance attributable to loans:							
Individually evaluated for impairment	$	-	493	-	-	-	493
Collectively evaluated for impairment		1,586	309	119	191	177	2,382
Total ending allowance balance	$	1,586	802	119	191	177	2,875
Loans:							
Individually evaluated for impairment	$	-	1,264	-	-	-	1,264
Collectively evaluated for impairment		89,888	45,265	85,038	15,240	-	235,431
Total ending loan balance	$	89,888	46,529	85,038	15,240	-	236,695

December 31, 2012		Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Allowance for loan losses:							
Ending allowance balance attributable to loans:							
Individually evaluated for impairment	$	-	448	-	-	-	448
Collectively evaluated for impairment		1,274	404	153	223	373	2,427
Total ending allowance balance	$	1,274	852	153	223	373	2,875
Loans:							
Individually evaluated for impairment	$	208	1,264	-	-	-	1,472
Collectively evaluated for impairment		90,646	43,885	92,188	15,160	-	241,879
Total ending loan balance	$	90,854	45,149	92,188	15,160	-	243,351

Management is committed to early recognition of loan problems and to maintaining an adequate allowance. At least quarterly, management reviews all commercial and commercial real estate loans and leases and agriculturally related loans with an outstanding principal balance of over $100,000 that are internally risk related special mention or worse, giving consideration to payment history, debt service payment capacity, collateral support, strength of guarantors, local market trends, industry trends and other factors relevant to the particular borrowing relationship. Through this process, management identifies impaired loans. For loans considered impaired, estimated exposure amounts are based upon collateral vales or present value of expected future cash flows discounted at the original effective interest rate of each loan. For commercial loans and commercial real estate loans, not specifically reviewed, and for homogenous loan portfolios such as residential mortgage loans and consumer loans, estimated exposure amounts are assigned based upon historical net loss experience and current charge-off trends, past due status and management's judgement of the effects of current economic conditions on portfolio performance. In determining and assigning historical loss factors to the various homogeneous portfolios, the Company calculates average new losses over a period of time and compares this average to current levels and trends to ensure that the calculated average loss factor is reasonable.

Significant factors that could give rise to changes in these estimates may include, but are not limited to, changes in economic conditions in the local area, concentration of risk, changes in interest rates and declines in local property values. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary. In addition, various regulatory agencies, and an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgements about information available to them at the time of their examination.

The above allocation is neither indicative of the specific amounts or the loan categories in which future charge-offs may occur, nor is it an indicator of future loss trends. The allocation of the allowance to each category does not restrict the use of the allowance to absorb losses in any category.

The following table summarizes information regarding impaired loans by loan portfolio class for the periods indicated (in thousands):

	As of June 30, 2013			For the six months ended June 30, 2013		
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance recorded:						
Commercial	$ -	-	-	205	5	-
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	-	-	-	-	-	-
Residential	-	-	-	-	-	-
With an allowance recorded:						
Commercial	-	-	-	-	-	-
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	1,264	1,264	493	1,264	-	-
Residential	-	-	-	-	-	-
Total	**$ 1,264**	**1,264**	**493**	**1,469**	**5**	**-**

	As of December 31, 2012			For the six months ended June 30, 2012		
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance recorded:						
Commercial	$ 208	208	-	-	-	-
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	-	-	-	-	-	-
Residential	-	-	-	-	-	-
With an allowance recorded:						
Commercial	-	-	-	-	-	-
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	1,264	1,264	448	1,264	-	-
Residential	-	-	-	-	-	-
Total	**$ 1,472**	**1,472**	**448**	**1,264**	**-**	**-**

Credit Quality

The Company utilizes an eight grade internal loan rating system for commercial, commercial real estate, agriculture and agriculture real estate loans. Loans that are rated "0" through "3" are considered "pass" rated loans with low to average risk.

Loans rated a "4" are considered "special mention". These loans have potential weakness that deserves management's close attention. These weaknesses may, if not checked or corrected, weaken the asset or inadequately protect the Company's position at some future date. Borrowers may be experiencing adverse operating trends, oar an ill-proportioned balance sheet. Adverse economic or market conditions may also support a special mention rating. Theses assets pose elevated risks, but their weakness does not yet justify a substandard classification.

Loans rated a "5" are considered "substandard". Generally a loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. Substandard loans have a high probability of payment default or they have other well-defined weaknesses. They require more intensive supervision by Company management. Substandard loans are generally characterized by current or unexpected unprofitable operations, inadequate debt service coverage, inadequate liquidity or marginal capitalization.

Loans rated a "6" are considered "doubtful". Loans classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable. There were no doubtful loans at June 30, 2013 or December 31, 2012.

Loans rated a "7" are considered uncollectable ("loss") and of such little value that their continuance as loans is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this basically worthless loan even though partial recovery may be affected in the future. There were no loss loans at June 30, 2013 or December 31, 2012.

On an annual basis, or more often if needed, the Company formally reviews the ratings on all commercial, and commercial real estate loans. The Company also annually engages an independent third party to review a significant portion of loans within these segments. Management uses the results of these reviews as part of its annual review process.

Credit Quality - continued

The following table presents the classes of the commercial and agriculture loan portfolios summarized by the aggregate pass rating and the criticized and classified ratings of special mention and substandard within the Company's internal risk rating system as of June 30, 2013 and December 31, 2012 (in thousands):

June 30, 2013	Not Rated	Pass	Special Mention	Sub-standard	Doubtful	Total
Commercial	$ -	83,621	4,198	2,069	-	89,888
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	-	43,518	1,747	1,264	-	46,529
Consumer	15,240	-	-	-	-	15,240
Residential	85,038	-	-	-	-	85,038
Total	**$ 100,278**	**127,139**	**5,945**	**3,333**	**-**	**236,695**

December 31, 2012	Not Rated	Pass	Special Mention	Sub-standard	Doubtful	Total
Commercial	$ -	83,150	6,706	998	-	90,854
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	-	41,951	1,848	1,350	-	45,149
Consumer	15,160	-	-	-	-	15,160
Residential	92,188	-	-	-	-	92,188
Total	**$ 107,348**	**125,101**	**8,554**	**2,348**	**-**	**243,351**

Loans within the residential real estate and consumer segments do not have an internal loan rating system. Instead, they are monitored for past due status. Generally , if a residential real estate or consumer loan becomes 90 days past due, it is placed into nonaccrual status and the accrual of interest is discontinued.

Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual if collection of principal or interest is considered doubtful.

Note 4 - Pension Plan

The Company participates in the New York State Bankers Retirement System (the "System"), a non-contributory defined benefit pension plan (the "Pension Plan") covering substantially all employees hired prior to March 1, 2009. The plan provides defined benefits based on years of service and final average salary. New employees hired on or after March 1, 2009, are excluded from participation in this plan. The plan was frozen and curtailed to new benefit accruals as of December 31, 2012.

The components of new periodic benefit cost for the six months ended June 30, 2013 and 2012 are as follows, (in thousands):

	2013	2012
Service cost	$ 44	279
Interest on projected benefit obligation	224	258
Expected return on plan assets	(296)	(291)
Amortization of net loss	112	137
Net periodic pension expense	**$ 84**	**383**

Note 5 - Earnings Per Share (EPS)

The following table presents a reconciliation of the earnings and shares used in calculating basic and diluted EPS for each of the six months ended June 30, 2013 and 2012:

The factors used in earnings per share computation are as follows (in thousands, except share and per share data):

	2013	2012
Basic:		
Net income available to common shareholders	$ 2,239	2,035
Weighted average common shares outstanding	1,647,075	1,642,766
Basic earnings per common share	$ 1.36	1.24
Diluted:		
Net income available to common shareholders	$ 2,239	2,035
Weighted average common shares outstanding for basic earnings per common share	1,647,075	1,642,766
Add: Dilutive effects of stock options	1,178	166
Average shares and dilutive potential common shares	1,648,253	1,642,932
Diluted earnings per share	$ 1.36	1.24

Stock options for 9,100 and 8,500 shares of common stock were not considered in computing diluted earnings per share for the six months ended June 30, 2013 and 2012 because they were antidilutive.

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value.

Investment Securities

The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2).

Impaired Loans

The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisal. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower's financial statements, or aging reports, adjusted or discounted based on management's historical knowledge, changes in market conditions from the time of the valuation, and management's expertise and knowledge of the client and client's business, resulting in Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Other Real Estate Owned

Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Real estate owned properties are evaluated on a quarterly basis for additional impairment and adjusted accordingly. Appraisals for collateral-dependent impaired loans and real estate owned are performed by certified general appraisers whose qualifications and licenses have been reviewed and verified by the Company. Once received, it is reviewed by one of the Company's appraisal reviewers. The assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics are reviewed. On an annual basis, the Company compares the actual selling price of collateral that has been sold to the most recent appraised value to determine what additional adjustment should be made to the appraisal value to arrive at fair value.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at June 30, 2013 and December 31, 2012 are as follows (in thousands):

		Fair Value Measurements at June 30, 2013 Using:		
Financial Assets	**Carrying Value**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Securities-available-for-sale				
United States Agency securities	$ 39,777	-	39,777	-
State and municipal securities	48,196	-	48,196	-
U.S. Agency mortgage-backed securities-residential	56,528	-	56,528	-
U.S. Corporate Bonds	1,045	-	1,045	-
Total investment securities available-for-sale	**$ 145,546**	-	**145,546**	-

		Fair Value Measurements at December 31, 2012 Using:		
Financial Assets	**Carrying Value**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Securities-available-for-sale				
United States Agency securities	$ 33,243	-	33,243	-
State and municipal securities	49,287	-	49,287	-
U.S. Agency mortgage-backed securities-residential	51,151	-	51,151	-
U.S. Corporate Bonds	1,062	-	1,062	-
Total investment securities available-for-sale	**$ 134,743**	-	**134,743**	-

There were no transfers between Level 1 and Level 2 during the six months ended June 30, 2013 or year ended December 31, 2012.

Assets Measured at Fair Value on a Nonrecurring Basis

For financial assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at June 30, 2013 and December 31, 2012 are as follows (in thousands):

		Fair Value Measurements at June 30, 2013, 2012 Using:		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans:				
Commercial Real Estate	$ 771	-	-	771
Other real estate owned, net:				
Commercial	475	-	-	475

		Fair Value Measurements at December 31, 2012 Using:		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans:				
Commercial Real Estate	$ 816	-	-	816
Other real estate owned, net:				
Commercial	533	-	-	533

The following table presents quantitative information about Level 3 fair value measurements for financial assets measured at fair value on a nonrecurring basis at June 30, 2013:

	Fair Value	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)
Impaired Loans:				
Commercial real estate	$ 771	Income approach	Capitalization rate	9.0%
Real estate owned:				
Commercial	475	Market approach	Market approach represents recent sales contract for subject property	0.0%

Note 6 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The carrying amounts and estimated fair values of the Company's financial instruments at June 30, 2013 and December 31, 2012 are presented in the following table: This table includes those financial assets and liabilities that are not measured and reported at fair value on a recurring basis or nonrecurring basis (in thousands):

	Carrying	Fair Value Measurements at June 30, 2013 Using:			
	Amount	Level 1	Level 2	Level 3	Total
Financial assets					
Cash and due from banks	$ 13,509	13,509	-	-	13,509
Securities available-for-sale	145,546	-	145,546	-	145,546
Securities held-to-maturity	7,596	-	7,743	-	7,743
Net loans	233,820	-	-	235,328	235,328
Accrued interest receivable	1,549	-	961	588	1,549
Financial liabilities					
Demand and savings deposits	(234,081)	(234,081)	-	-	(234,081)
Time deposits	(117,984)	-	(118,139)	-	(118,139)
Advances from FHLB	(25,000)	-	(25,269)	-	(25,269)
Subordinated debentures	(2,062)	-	(1,654)	-	(1,654)
Accrued interest payable	(91)	-	(91)	-	(91)

	Carrying	Fair Value Measurements at December 31, 2012 Using:			
	Amount	Level 1	Level 2	Level 3	Total
Financial assets					
Cash and due from banks	$ 15,008	15,008	-	-	15,008
Securities available-for-sale	134,743	-	134,743	-	134,743
Securities held-to-maturity	6,267	-	6,424	-	6,424
Net loans	240,476	-	-	244,298	244,298
Accrued interest receivable	1,446	-	916	530	1,446
Financial liabilities					
Demand and savings deposits	(232,533)	(232,533)	-	-	(232,533)
Time deposits	(97,501)	-	(97,689)	-	(97,689)
Advances from FHLB	(41,500)	-	(41,781)	-	(41,781)
Subordinated debentures	(2,062)	-	(1,628)	-	(1,628)
Accrued interest payable	(97)	-	(97)	-	(97)

Amounts in the preceding table are included in the consolidated balance sheets under the applicable captions. The fair values of off-balance sheet financial instruments are not significant.

Loans: The fair value is estimated using an internally generated cash flow, consisting of beginning known or estimated maturities, known or estimated principal payments, and assumed prepayments. Each month's cash flow is then discounted to the current market or discount rate. The discount rate for fair value purposes is the current offering rate for the same loan category. The sum of the values for each period is aggregated to produce a value for the position as a whole.

Time Deposits: The fair value is estimated using internally generated cash flows, consisting of beginning known or estimated maturities, known or estimated principal payments, and usually a small assumed early withdrawal. Each month's cash flow is then discounted to that month's current market or discount rate modified by a constant spread. The current market rate varies by month, and is based on the LIBOR/swap curve. The sum of the values for each period is aggregated to produce a value for the position as a whole.

Borrowings: The fair values of the Company's Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on the current borrowings for similar types of borrowing arrangements resulting in a Level 2 classification. The fair values of the Company's subordinated debentures are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 2 classification.

Accrued Interest Receivable/Payable: The carrying amount of accrued interest approximate fair value resulting in a Level 2 or Level 3 classification, is consistent with the classification of the asset or liability they are associated with.

Off-balance Sheet Instruments: Fair values for off-balance sheet, credit -related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining term of the agreements and the counter parties credit standing. The fair value of commitments is not material.

Note 7 - Other Real Estate Owned

Other real estate owned as of June 30, 2013 and 2012 was as follows (in thousands):

	2013	2012
Other real estate owned	$ 1,569	1,368
Valuation allowance	(237)	(191)
Net other real estate owned	**$ 1,332**	**1,177**

Activity in the valuation allowance for the six months ended June 30, 2013 and 2012 was as follows (in thousands):

	2013	2012
Beginning of Period	$ 237	176
Additions charged to expense	29	15
Direct write-downs	(29)	-
End of Period	**$ 237**	**191**

Expenses related to foreclosed assets for the six months ended June 30, 2013 and 2012 include (in thousands):

	2013	2012
Net loss/(gain) on sales	$ 3	-
Provision for unrealized losses	29	15
Operating expenses, net of rental income	57	2
End of Period	**$ 89**	**17**

ANNEX 1

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

STEUBEN TRUST CORPORATION
SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The purpose of the **STEUBEN TRUST CORPORATION** (the "Corporation") **SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN** (the "Plan") is to provide the holders of record of the Corporation's Common Stock (the "Common Stock") with a simple and convenient method of investing cash dividends paid on the Corporation's Common Stock in the purchase of, as well as enabling them to make additional cash payments to purchase, additional shares of Common Stock. The terms and conditions of the Plan are as follows.

1. **ELIGIBILITY TO PARTICIPATE IN PLAN.** All holders of record of Common Stock are eligible to participate in the Plan. Beneficial owners of Common Stock whose shares are held for them in registered names other than their own, such as in the names of brokers, bank nominees or trustees, should, if they wish to participate in the Plan, either arrange for the holder of record to join the Plan or have the shares they wish to enroll for participation in the Plan transferred to their own names.

2. **ELECTION TO PARTICIPATE IN PLAN.** Any holder of record of Common Stock may elect to participate in the Plan (a "Participant") by returning to American Stock Transfer and Trust Company, LLC, the Corporation's Transfer Agent and the Administrator of the Plan (the "Agent"), a properly completed Authorization Form as attached hereto. The completed Authorization Form appoints the Agent as the Participant's agent in the capacity of Plan Administrator for the Participant and authorizes:

(a) the Corporation to pay to the Agent, for credit to the Participant's account under the Plan (a "Plan Account"), all cash dividends payable on the Common Stock ("Dividends") that the Participant has enrolled in the Plan;

(b) the Agent, as agent, to credit to the Participant's Plan Account any Dividends paid, as well as any shares of Common Stock distributed as a non-cash dividend or otherwise, on the shares of Common Stock credited to the Participant's Plan Account;

(c) the Agent, as agent, to apply all such Dividends received to the purchase of additional shares of Common Stock; and

(d) the Agent, as agent, to apply all voluntary Additional Cash Payments made by the Participant under the Plan (as further described below) to the purchase of additional shares of Common Stock,

all in accordance with the further terms and conditions of the Plan.

Participants may elect to reinvest Dividends paid on all or only a portion of the Common Stock registered in their names and/or held in their Plan Accounts by designating such election on the Authorization Form. The Internal Revenue Service ("IRS") currently requires Participants to reinvest Dividends on a minimum of ten percent (10%) of the Common Stock registered in their name(s) and/or held in their Plan Accounts. Participants electing partial reinvestment of Dividends must designate the number of whole shares for which they want to receive cash payment of Dividends, which must equal ninety percent (90%) or less of the number of whole shares registered in their names and/or held in their Plan Accounts. Dividends paid on all other shares registered in the Participant's name and all other shares held in the Participant's Plan Account will be reinvested in additional shares of Common Stock.

Participants may at any time deposit any Common Stock certificates in their possession with the Agent to be credited to the Participant's Plan Account. Such shares will be transferred into the name of the Agent or its nominee, as agent for the Participant under the Plan, and thereafter treated in the same manner as shares purchased through the Plan.

Reinvestment levels may be changed from time to time as a Participant desires by submitting a new Authorization Form to the Agent. To be effective with respect to a particular Dividend, any such change must be received by the Agent at least five business days before the record date for that Dividend.

3. **PLAN ACCOUNT.** After receipt of a properly completed Authorization Form, the Agent will open a Plan Account for the Participant as Plan Administrator and agent for the Participant and will credit to such Plan Account:

(a) all Dividends received by the Agent from the Corporation on shares of Common Stock registered in the Participant's name and enrolled in the Plan by the Participant, commencing with the first Dividend paid following receipt of the Authorization Form by the Agent (which must be received at least five business days prior to the record date of a Dividend to be effective with respect to that Dividend);

(b) all Dividends received by the Agent on any full or fractional shares credited to the Participant's Plan Account;

(c) all Additional Cash Payments (as further described below) received by the Agent from the Participant to purchase additional shares of Common Stock;

(d) all full or fractional shares purchased for the Participant's Plan Account after making appropriate deductions for the purchase prices paid for such shares; and

(e) any shares of Common Stock distributed by the Corporation as a dividend or otherwise on shares credited to the Participant's Plan Account.

4. ADDITIONAL CASH PAYMENTS. Any Participant may from time to time elect to purchase additional shares of Common Stock through the Plan by using a Plan Authorization Form to make voluntary additional cash payments to the Agent of not less than $100.00 nor more than $5,000.00 per quarter ("Additional Cash Payments"), which will be used to purchase additional shares on a quarterly basis as further described below. For purposes of the Plan, a new quarter will begin on the day following a dividend payment date. All shares purchased with Additional Cash Payments will be credited to the Participant's Plan Account (unless the Agent is instructed otherwise by the Participant on the Authorization Form).

5. PURCHASES OF SHARES. Dividends credited to a Participant's Plan Account will be invested in the purchase of additional shares of Common Stock on or about the payment date for that Dividend. Additional Cash Payments made by a Participant will be invested in the purchase of additional shares of Common Stock on or about the payment date for the next succeeding Dividend following receipt of such payment. Since no interest will be paid on Additional Cash Payments held by the Agent pending the investment of such funds, it is suggested that any such payments a Participant may wish to make be sent so as to reach the Agent no later than five business days prior to the record date for the next succeeding Dividend. Any Additional Cash Payments received during a quarter will be returned by mail to the Participant, at the address shown on the Agent's records, if written notification requesting such return is received by the Agent on or before the last business day prior to the next Dividend record date.

All shares purchased hereunder may be purchased on any securities exchange where the Common Stock is traded, in the over-the-counter market, in privately negotiated transactions, or from Participants who have directed the Agent to sell their Common Stock, and may be on such terms as to price, delivery, and otherwise, and may be executed through such brokers, and otherwise, as the Agent shall determine in its sole discretion. Additionally, whenever and to the extent so directed by the Corporation from time to time in its sole discretion, the Agent shall purchase such shares directly from the Corporation in accordance with the further terms of this Plan. In making purchases hereunder, the Agent may commingle the funds of each Participant with those of the other Participants.

For purchases made directly from the Corporation, the price of the Common Stock so purchased will be the fair market value per share of the Corporation's Common Stock at the time of such purchase, as determined by a committee appointed by the Corporation's Board of Directors (the "Committee"). This Committee will determine what it, in its best judgment, believes to be the fair market value of a share of the Corporation's Common Stock from time to time. The Committee may determine such fair market value from any reasonable criteria it elects to use, such as recent sales of shares of Common Stock in the marketplace, the fair market value and, recent sales of shares of comparable institutions, an independent firm that values the Common Stock, other measures such as return on equity, return on assets and book value, and any other reasonable criteria the Committee determines. For purchases made in the open market or otherwise than directly from the Corporation, the price at which the Agent shall be deemed to have acquired Common Stock for the Participant's Plan Account shall be the average price of the Common Stock purchased by the Agent with the proceeds of a Dividend or with the Additional Cash Payments being applied to such purchase, as the case may be. Upon each purchase of shares hereunder, the Plan Account of each Participant will be reduced by the balance to be invested from that Plan Account and credited with a number of shares, including fractional shares, equal to the balance to be invested from that Plan Account divided by the purchase price applicable to such transaction determined as described above.

6. **ACCOUNT STATEMENTS**. As soon as practicable following the end of each quarter in which there is a transaction in a Participant's Plan Account, the Participant will receive a detailed statement (the "Statement") showing, as applicable:

(a) any Dividend paid on the Participant's Common Stock participating in the Plan;

(b) any Additional Cash Payments received from the Participant during that quarter;

(c) the purchase prices and numbers of shares purchased during that quarter for the Participant's Plan Account with the funds held in such Account;

(d) the number of shares withdrawn from the Participant's Plan Account; and

(e) as of the date of the Statement, the total number of shares of Common Stock owned by the Participant that are participating in the Plan.

The last Statement of the year will show the aggregate amount of brokerage fees, if any, paid by the Corporation in respect of shares purchased for the Participant's Plan Account.

7. **ISSUANCE OF CERTIFICATES**. Shares purchased under the Plan will be registered in the name of the Agent or its nominee, as agent for the Participant under the Plan. No certificates will be issued to a Participant for the Common Stock in the Participant's Plan Account unless requested in writing or the Plan Account is terminated as hereinafter provided. Certificates for any number of whole shares of Common Stock credited to a Participant's Plan Account will be issued to a Participant upon written request sent to the Agent at the address indicated below. A Participant may either furnish separate written instructions to the Agent each time the Participant desires that certificates be issued or furnish the Agent with blanket instructions covering all whole shares of Common Stock credited to the Participant's Plan Account from time to time under the Plan. No certificates for fractional shares will be issued notwithstanding any request therefor, but dividends on a fractional interest in shares will be credited to a Participant's Plan Account.

8. **FEES**. The Corporation has agreed to pay all brokerage commissions and Agent service charges in connection with the administration and operation of the Plan. The Agent may charge a Participant for additional services performed by the Agent at the request of the Participant and not provided for herein.

9. **TAXES**. It is understood that the automatic investment of dividends under this Plan does not relieve the Participant of any income taxes which may be payable on such dividends. The Agent will comply with all applicable IRS requirements concerning the withholding of taxes on dividend payments and filing of information returns for dividends credited to each Participant's Plan Account. Any amounts required to be withheld will be deducted from each Dividend prior to investment. Each Participant will be provided annually with the information provided by the Agent to the IRS that year either through receipt of a duplicate of the informational return filed by the Agent with the IRS or in a year-end Statement each calendar year. With respect to foreign Participants whose Dividends are subject to United States income tax withholding, the Agent will comply with all applicable IRS requirements concerning the amount of tax to be withheld, which will be deducted from each Dividend prior to investment. The Agent will also report to each Participant the Participant's pro-rata share of the Agent's administrative fees paid by the Corporation on behalf of all Participants.

10. **VOTING OF PLAN SHARES**. With respect to meetings of the Corporation's shareholders for which proxies are solicited, a Participant will receive a single proxy card covering all shares registered in the Participant's name as well as all shares credited to the Participant's Plan Account. If no shares are registered in a Participant's name, a proxy card will be furnished to the Participant covering all shares credited to the Participant's Plan Account. In either situation, all whole and fractional shares held in a Participant's Plan Account will be voted as directed by the Participant. If a Participant does not return a signed proxy card as instructed, such shares will not be voted.

11. **TERMINATION**. Participation in the Plan may be terminated at any time by a Participant giving written notice to such effect to the Agent. If the termination request is received less than five business days prior to a Dividend record date, the request will not be processed until after that Dividend has been invested and the shares purchased credited to the Participant's Plan Account. As promptly as possible following receipt of such notice, a certificate will be issued for all whole shares of Common Stock held in the Participant's Plan Account. The Corporation and the Agent reserve the right to terminate the Participant's Plan Account immediately upon sending written notice to the Participant at the Participant's last known address as shown on the Agent's Plan records. In every case of termination, the Participant's interest in any fractional

shares of Common Stock will be paid in cash based on the fair market value of the Corporation's Common Stock on the date the Agent receives such termination notice. In every case of termination, uninvested voluntary cash payments credited to the Participant's Plan Account will be returned to the Participant in cash without interest. The Agent shall terminate the Participant's Plan Account upon receipt of written notice of the Participant's death or adjudication of incompetency, provided, however, in the event of any such notice the Agent shall retain all payments received and/or shares of Common Stock in the Participant's Plan Account until the Participant's legal representative shall have been appointed and furnished proof satisfactory to the Agent of his/her right to receive such payments and/or shares of Common Stock.

12. **CHANGES IN CAPITALIZATION.** The Common Stock held by the Agent for Participants shall fully participate in any stock dividend, stock split, split-up, spin-off, recapitalization, merger, consolidation, exchange of shares or other such transaction involving the Common Stock of the Corporation in accordance with the terms of such transaction. In the event that the Corporation makes available to its shareholders rights to purchase additional shares, debentures or other securities, each Participant shall have the right to exercise such rights arising from whole shares credited to the Participant's Plan Account in accordance with the terms and conditions of such rights. The Agent may, in its sole discretion, hold the Common Stock of all Participants together in its name or in the name of its nominee.

13. **LIABILITY.** Neither the Agent nor the Corporation, nor any of their respective Directors, officers, employees or agents shall be liable hereunder for any act or failure to act, including without limitation, for any claim of liability (a) arising out of any failure to terminate a Participant's Plan Account upon such Participant's death or adjudication of incompetency prior to receipt of written notice of such death or incompetency; (b) with respect to the prices at which the Common Stock is purchased or sold for a Participant's Plan Account or the timing of, or terms on which, such purchases or sales are made; or (c) with respect to the value at any time of the Common Stock acquired for or credited to a Participant's Plan Account. It is understood that government regulation may require the temporary curtailment or suspension of purchases under the Plan. Neither the Agent nor the Corporation, nor any of their respective Directors, officers or employees shall have any liability in connection with any inability to purchase Common Stock or the timing of any purchases.

14. **SPENDTHRIFT PROVISION.** A Participant may not sell, pledge, hypothecate or otherwise assign or transfer any cash or Common Stock credited to the Participant's Plan Account, nor any other interest therein. No attempt to effect any such sale, pledge, hypothecation, or other assignment or transfer shall be effective.

15. **NOTICES.** All notices, requests or other communications from Participants relating to the Plan shall be addressed as follows:

American Stock Transfer & Trust Company, LLC
Attention: Dividend Reinvestment Department
6201 15th Avenue
Brooklyn, NY 11219
1-800-937-5449

Each Participant agrees to notify the Agent promptly in writing of any change of address. Notices, requests or other communications from the Agent to a Participant relating to the Plan shall be addressed to the Participant at the Participant's last known address as reflected in the Agent's records and shall be deemed given when received by the Participant or five days after mailing, whichever first occurs.

16. **AMENDMENT; TERMINATION.** The Corporation and the Agent each reserve the right to suspend, to modify (subject to any requisite authorization or approval by regulatory agencies having jurisdiction) and to terminate the Plan or any Participant's participation in the Plan at any time by written notice given to all Participants or such Participant, as the case may be. The Corporation and the Agent each also reserve the right to adopt, and from time to time to change, such administrative rules and regulations (not inconsistent in substance with the basic provisions of the Plan then in effect) as they deem desirable or appropriate for the administration of the Plan.

17. **GOVERNING LAW.** The Plan and all Plan Accounts established thereunder shall be governed by and construed in accordance with the laws of the State of New York and the rules and regulations of the Securities and Exchange Commission, as they may be changed or amended from time to time.

Adopted July 11, 2013.

ANNEX 2

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
AUTHORIZATION FORM

STEUBEN TRUST CORPORATION

Share Owner Dividend Reinvestment and Stock Purchase Plan

Check only one of the following options:

☐ **FULL DIVIDEND REINVESTMENT**
I want to reinvest all cash dividends on shares now or subsequently registered in my name and account, as well as cash dividends on all shares credited to my account under the Plan. I understand that I may also make additional cash investments of not less than $100 per payment up to a maximum amount of $5,000 per quarter. (Complete if applicable) I also wish to make an additional cash investments at this time and have, therefore, enclosed a check or money order (payable to American Stock Transfer & Trust Company) in the amount of $__________.

☐ **PARTIAL DIVIDEND REINVESTMENT**
I want to reinvest cash dividends on some of the shares currently registered in my name and account, and continue to receive cash dividends on the remaining shares. Therefore, please reinvest the cash dividends on __________ shares. (*Must be on a minimum of ten (10%) percent of the common stock registered in participant's name(s) or held in plan accounts as currently required by the Internal Revenue Service.*) I understand that I may also make additional cash investments of not less than $100 per payment up to a maximum amount of $5,000 per quarter. (Complete if applicable) I also wish to make an additional cash investment at this time and have, therefore, enclosed a check or money order (payable to American Stock Transfer & Trust Company) in the amount of $__________.

☐ **ADDITIONAL CASH INVESTMENT ONLY**
I wish to make additional cash investments of not less than $100 per payment up to a maximum amount of $5,000 per quarter. I have enclosed a check or money order (payable to American Stock Transfer & Trust Company) in the amount of $__________.

I understand that, regardless of which option I have selected above, dividends on all shares held in my Plan account will be reinvested.

(Please sign on other side of this card)

Share Owner Dividend Reinvestment and Stock Purchase Plan For Share Owners of Steuben Trust Corporation

Return to:
American Stock Transfer & Trust Company LLC
Attention: Dividend Reinvestment Department
6201 15th Avenue
Brooklyn, NY 11219

Date______________________________

Signatures of all registered owners

____

____

This is Not a Proxy

PART III

EXHIBITS

Exhibit Index

Exhibit Number	Description	Sequential Page Location
2.1	Certificate of Incorporation of Steuben Trust Corporation as amended.	III-5
2.2	Amended and Restated Bylaws of Steuben Trust Corporation	III-41
3.1	Authorization Form for Company's Dividend Reinvestment and Stock Purchase Plan	See Annex 2 to Offering Circular
3.2	Form of Stock Certificate of Steuben Trust Corporation	III-56
3.3	Indenture for Junior Subordinated Debenture Dated July 16, 2007, for Steuben Statutory Trust II A subsidiary of Steuben Trust Corporation (omitted but the issuer agrees to provide to the Commission upon request)*	
6.1	Change in Control Agreement between Steuben Trust Company and Brenda L. Copeland dated March 12, 2009	III-58
6.2	Steuben Trust Corporation 2010 Long-Term Stock Incentive Plan effective April 15, 2010	III-63
6.3	Amended and Restated Director Deferred Fee Agreement between Steuben Trust Company and Robert U. Blades, Jr. dated March 13, 2008 (omitted but the issuer agrees to provide to the Commission upon request)*	
6.4	First Amendment to the Steuben Trust Company Split Dollar Agreement between Steuben Trust Company And Robert U. Blades, Jr. dated December 17, 2009 (omitted but the issuer agrees to provide to the Commission upon request)*	
6.5	Amended and Restated Director Deferred Fee Agreement between Steuben Trust Company and Brenda L. Copeland dated March 13, 2008 (omitted but the issuer agrees to provide to the Commission upon request)*	
6.6	Director Deferred Fee Agreement between Steuben Trust Company and Edward G. Coll, Jr. dated September 1, 1998 (omitted but the issuer agrees to provide to the Commission upon request)*	

6.7 Split Dollar Agreement between Steuben Trust Company and Edward G. Coll, Jr. dated December 21, 1998
(omitted but the issuer agrees to provide to the Commission upon request)*

6.8 Director Deferred Fee Agreement between Steuben Trust Company and Charles M. Edmondson dated December 30, 2008
(omitted but the issuer agrees to provide to the Commission upon request)*

6.9 Split Dollar Agreement between Steuben Trust Company And Charles M. Edmondson dated November 16, 2009
(omitted but the issuer agrees to provide to the Commission upon request)*

6.10 Amended and Restated Director Deferred Fee Agreement Between Steuben Trust Company and Stoner E. Horey Dated March 13, 2008
(omitted but the issuer agrees to provide to the Commission upon request)*

6.11 Director Deferred Fee Agreement between Steuben Trust Company and Stoner E. Horey dated September 1, 1998
(omitted but the issuer agrees to provide to the Commission upon request)*

6.12 Amended and Restated Director Deferred Fee Agreement Between Steuben Trust Company and Charles D. Oliver dated March 13, 2008
(omitted but the issuer agrees to provide to the Commission upon request)*

6.13 Split Dollar Agreement between Steuben Trust Company And Charles D. Oliver dated December 21, 1998
(omitted but the issuer agrees to provide to the Commission upon request)*

6.14 Amended and Restated Director Deferred Fee Agreement between Steuben Trust Company and Kenneth D. Philbrick dated March 13, 2008
(omitted but the issuer agrees to provide to the Commission upon request)*

6.15 First Amendment to the Split Dollar Agreement Between Steuben Trust Company and Kenneth D. Philbrick dated February 5, 2010
(omitted but the issuer agrees to provide to the Commission upon request)*

6.16 Amended and Restated Director Deferred Fee Agreement between Steuben Trust Company and David A. Shults dated March 13, 2008
(omitted but the issuer agrees to provide to the

Commission upon request)*

6.17 First Amendment to the Split Dollar Agreement Between Steuben Trust Company and David A. Shults dated December 17, 2009 (omitted but the issuer agrees to provide to the Commission upon request)*

6.18 Amended and Restated Director Deferred Fee Agreement between Steuben Trust Company and Eric Shults dated March 13, 2008 (omitted but the issuer agrees to provide to the Commission upon request)*

6.19 First Amendment to the Split Dollar Agreement and Split Dollar Policy Endorsement between Steuben Trust Company And Eric Shults dated April 19, 2001 (omitted but the issuer agrees to provide to the Commission upon request)*

6.20 Amended and Restated Executive Deferred Compensation Agreement between Steuben Trust Company and Brenda L. Copeland dated March 13, 2008 (omitted but the issuer agrees to provide to the Commission upon request)*

6.21 Executive Deferred Compensation Agreement between Steuben Trust Company and Hans R. Kunze dated March 30, 2008 (omitted but the issuer agrees to provide to the Commission upon request)*

6.22 Executive Deferred Compensation Agreement between Steuben Trust Company and James R. McCormick Dated May 30, 2008 (omitted but the issuer agrees to provide to the Commission upon request)*

6.23 Executive Deferred Compensation Agreement between Steuben Trust Company and L. Victor Myers dated May 30, 2008 (omitted but the issuer agrees to provide to the Commission upon request)*

6.24 Executive Deferred Compensation Agreement between Steuben Trust Company and Kenneth D. Philbrick Dated September 1, 1998 (omitted but the issuer agrees to provide to the Commission upon request)*

6.25 First Amendment to the Amended September Dollar Agreement dated December 14, 2001 between Steuben Trust Company and Kenneth D. Philbrick dated February 5, 2010 (omitted but the issuer agrees to provide to the Commission upon request)*

6.26	Executive Deferred Compensation Agreement between Steuben Trust Company and Theresa B. Sedlock dated June 1, 2008 (omitted but the issuer agrees to provide to the Commission upon request)*	
6.27	Executive Deferred Compensation Agreement between Steuben Trust Company and Natalie M. Willoughby Dated May 29, 2008 (omitted but the issuer agrees to provide to the Commission upon request)*	
6.28	Retainer Fee Agreement with the law firm of Shults and Shults dated April 16, 2013 (omitted but the issuer agrees to provide to the Commission upon request)*	
10.1	Consent of Crowe Horwath LLP	III-68
10.2	Consent of Underberg & Kessler LLP**	Included in Exhibit 11
11.1	Opinion of Underberg & Kessler LLP**	
15.1	Power of Attorney	III-69

---

* - Omitted but the issuer agrees to provide to the Commission upon request.
** - To Be Filed By Amendment.

Exhibit 2.1

See Attached

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED FEB 05 1990
AMT. OF CHECK $ 360
FILING FEE $ 100
TAX $ 250
COUNTY FEE $
COPY $
CERT $
REFUND $
SPEC HANDLE $ 10
BY:

CERTIFICATE OF INCORPORATION

OF

STEUBEN TRUST CORPORATION

Under Section 402 of the Business Corporation Law

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LAW OFFICES
UNDERBERG & KESSLER
1800 LINCOLN FIRST TOWER
ROCHESTER, NEW YORK 14604

0000 0303

D.C. D.C.

CERTIFICATE OF INCORPORATION

OF

STEUBEN TRUST CORPORATION

Under Section 402 of the Business Corporation Law of the State of New York.

* * * * * * * * * *

The undersigned, for the purpose of forming a corporation pursuant to Section 402 of the Business Corporation Law of the State of New York, certifies:

1. The name of the Corporation is STEUBEN TRUST CORPORATION.

2. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the New York Business Corporation Law; provided, however, that the Corporation is not formed to engage in any act or activity requiring the consent or approval of any State official, department, board, agency or other body without such consent or approval first being obtained.

3. The office of the Corporation is to be located in the County of Steuben, State of New York.

4. The aggregate number of shares which the Corporation shall have authority to issue is FIVE HUNDRED THOUSAND (500,000), all of which are to be of one class of common shares with a par value of $1.00 per share.

5. The Secretary of State is designated as agent of the Corporation upon whom process against it may be served. The post office address to which the Secretary of State shall mail a copy of any process against the Corporation served upon him is 82 Main Street, Hornell, New York 14843.

6. No Shareholder of the Corporation shall have any pre-emptive or preferential right of subscription to any shares of any class of the Corporation whether now or hereafter authorized, or to any obligations convertible into shares of any class of the Corporation, issued or sold, nor any right of subscription to any thereof other than such right, if any, and at such price as the Board of Directors may in its discretion determine, and the Board of Directors may issue shares of the Corporation or obligations convertible into shares without offering such issue either in whole or in part to the Shareholders of the Corporation.

7. The personal liability of the directors of this Corporation is hereby eliminated to the fullest extent permitted by the Business Corporation Law, as the same may be amended from time to time. Any repeal or modification of the foregoing paragraph by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

8. The Corporation shall, to the fullest extent permitted by Article 7 of the Business Corporation Law, as the same may be amended from time to time, indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or his or her testator or intestate, is or was a director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, employee benefit plan or other enterprise, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, against all expense, liability and loss, including without limitation attorneys' fees, judgments, fines, excise taxes or penalties and amounts paid in settlement, incurred or suffered by such indemnitee in connection therewith.

9. (a) The number of directors constituting the entire Board of Directors, and any qualifications of and/or restrictions on any directors, shall be fixed by or pursuant to the By-Laws of the Corporation; and any By-Law provision regulating such number, qualifications or restrictions may be altered only by the affirmative vote of at least 75% of the entire Board of Directors in the manner provided in the By-Laws or by amendment thereof adopted by the affirmative vote of at least 75% of the entire Board of Directors or by the affirmative vote of 75% of the Shares entitled to vote for the election of directors voting together as a single class.

(b) Newly created directorships resulting from any increase in the number of directors and vacancies occurring in the Board of Directors for any reason shall be filled only by vote of the Board of Directors. If the number of directors then in office is less than a quorum, such newly created directorships and vacancies may be filled by a vote of a majority of the directors then in office. Any director elected in accordance with the provisions of this paragraph shall hold office until the next meeting of Shareholders at which the election of directors is in the regular order of business, and until his successor has been elected and qualified. No decrease in the number of directors constituting the entire Board of Directors, or change in the qualifications or restrictions with respect to directors, shall shorten the term of an incumbent director.

(c) Any or all the directors may be removed with or without cause by vote of the Shareholders, provided that any such removal shall require the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote in the election of directors, voting together as a single class. Directors may also be removed without cause by action of the Board of Directors, provided that such action shall require the affirmative vote of at least 75% of the entire Board of Directors.

10. Except as provided in Section 9(a) above, the Board of Directors is authorized to adopt, alter, amend or repeal the By-Laws of the Corporation, subject to the right of the Shareholders to adopt, alter, amend or repeal By-Laws made by the Board of Directors; provided, however, that no By-Law shall be adopted, altered, amended or repealed by the Shareholders, except by the affirmative vote of the holders of at least 75% of the issued and outstanding Common Stock of the Corporation.

11. Except as required by Section 12 of this Certificate of Incorporation, (a) any merger or consolidation (whether in a single transaction or a series of related transactions) of this Corporation or any Subsidiary with or into another Corporation or of another Corporation into this Corporation or any Subsidiary under the terms of which the Shareholders of this Corporation shall, after the completion of such merger or consolidation, own directly or indirectly by reason of this Corporation's ownership of a Subsidiary less than 75% of the corporation resulting therefrom, or (b) any sale, lease, exchange or other disposition (in a single transaction or a series of related transactions) of all or substantially all of the assets of this Corporation or any Subsidiary, if not made in the usual or regular course of the business actually conducted by this Corporation or such Subsidiary, shall require approval either by 80% of the entire Board of Directors of the Corporation at a meeting of the Board and by two-thirds of the outstanding Voting Stock of the Corporation entitled to vote, or by 75% of the outstanding Voting Stock of the Corporation entitled to vote.

12. (a) For the purpose of Section 12 and Section 13 of this Certificate of Incorporation,

(1) The term "beneficial owner", includes any Person who, directly or indirectly through contract,

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1/03/90-4

arrangement, understanding, relationship, or otherwise has or shares (i) voting power, which includes the power to vote, or to direct the voting of, any Voting Stock; and/or (ii) investment power, which includes the power to dispose, or to direct the disposition, of any Voting Stock. Any Person who directly or indirectly creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement or device with the purpose or effect of divesting such Person of beneficial ownership of the security or of preventing the vesting of such beneficial ownership as part of a plan or scheme to avoid being deemed a "beneficial owner", shall be deemed to be a beneficial owner. All securities of the same class beneficially owned by a Person, regardless of the form which such beneficial ownership takes, shall be aggregated in calculating the number of shares beneficially owned by such Person.

Notwithstanding the foregoing provisions, a Person shall be deemed to be the beneficial owner of shares of the Corporation if that Person has the right to acquire beneficial ownership of such shares within sixty days, including but not limited to any right to acquire (A) through the exercise of any option, right or warrant; (B) through the conversion of a security; (C) pursuant to the power to revoke a trust, a discretionary account, or similar arrangement; or (D) pursuant to the automatic termination of a trust, a discretionary account or similar arrangement; provided, however, that any Person who acquires a security or power specified in (A), (B), or (C), with the purpose or effect of changing or influencing the control of the Corporation, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition shall be deemed to be the beneficial owner of the shares which may be acquired through the exercise or conversion of such security or power. Any securities not outstanding which are subject to such option, warrant, right or conversion privilege shall be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the class owned by such Person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other Person.

A member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another Person solely because such member is a record holder of such securities and, pursuant to the rules of said exchange, may direct the vote of such securities, without instruction, on other than contested matters or matters that may affect substantially the rights or privileges of the holder of the securities to be voted, but is otherwise precluded by the rules of such exchange from voting them without instructions.

A Person who in the ordinary course of business is a pledgee of securities under a written pledge agreement shall not be deemed to be the beneficial owner of such securities until the pledgee has taken all formal steps necessary which are required to declare a default and determine that the power to vote or to direct the vote or to dispose or to direct the disposition of such pledged securities will be exercised, provided (i) the pledge agreement is bona fide and was not entered into with the purpose nor with the effect of changing or influencing the control of the Corporation, nor in connection with any transaction having such purpose or effect; and (ii) the pledge agreement, prior to default, does not grant to the pledgee (A) the power to vote or direct the vote of the pledged securities; or (B) The power to dispose or direct the disposition of the securities, other than the grant of such powers pursuant to a pledge agreement.

(2) The term "Business Combination" shall mean: (i) any merger or consolidation (whether in a single transaction or a series of related transactions, including a series of separate transactions with a Major Stockholder, any Affiliate or Associate thereof, (as such terms are defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, or any similar successor Rule), or any Person acting in concert therewith) of this Corporation or any Subsidiary with or into a Major Stockholder or of a Major Stockholder into this Corporation or a Subsidiary; (ii) any sale, lease, exchange, transfer, distribution to stockholders or other disposition, including without limitation, a mortgage, pledge or any other security device, to or with a Major Stockholder by the Corporation or any of its Subsidiaries (in a single transaction or a series of related transactions) of all, substantially all, or any Substantial Part of the assets of this Corporation or a Subsidiary (including, without limitation, any securities of a Subsidiary); (iii) the purchase, exchange, lease or other acquisition by the Corporation or any of its Subsidiaries (in a single transaction or a series of related transactions) of all, substantially all or any Substantial Part of the assets or business of a Major Stockholder; (iv) the issuance of any securities, or of any rights, warrants or options to acquire any securities, of this Corporation or a Subsidiary to a Major Stockholder or the acquisition by this Corporation or a Subsidiary of any securities, or of any rights, warrants or options to acquire any securities, of a Major Stockholder; (v) any reclassification of Voting Stock, recapitalization or other transaction (other than a redemption in accordance with the terms

of the security redeemed) which has the effect, directly or indirectly, of increasing the proportionate amount of Voting Stock of the Corporation or any Subsidiary thereof which is beneficially owned by a Major Stockholder, or any partial or complete liquidation, spin off, split off of split up of the Corporation or any Subsidiary thereof; and (vi) any agreement, contract or other arrangement providing for any of the transactions described herein.

(3) The term "Continuing Director" shall mean (i) a person who was a member of the Board of Directors of this Corporation immediately prior to the time that any then existing Major Stockholder became a Major Stockholder; or (ii) a person designated (before initially becoming a director) as a Continuing Director by a majority of the then Continuing Directors. All references to a vote of the Continuing Directors shall mean a vote of the total number of Continuing Directors of the Corporation.

(4) The term "Major Stockholder" shall mean any Person which, together with its "Affiliates" and "Associates" and any Person acting in concert therewith, is the beneficial owner of 10% or more of the votes held by the holders of the outstanding shares of the Voting Stock of this Corporation, and any Affiliate or Associate of a Major Stockholder, including a Person acting in concert therewith. The term "Major Stockholder" shall not include a Subsidiary of this Corporation.

(5) The Term "Person" shall mean any individual, corporation, partnership or other person, group or entity (other than the Corporation, any Subsidiary of the Corporation or a trustee holding stock for the benefit of employees of the Corporation or its Subsidiaries, or any one of them, pursuant to one or more employee benefit plans or arrangements). When two or more Persons act as a partnership, limited partnership, syndicate, association or other group for the purpose of acquiring, holding or disposing of shares of stock, such partnership, syndicate, association or group will be deemed a "Person".

(6) The Term "Subsidiary" shall mean any business entity 50% or more of which is beneficially owned by the Corporation.

(7) The Term "Substantial Part", as used in reference to the assets of the Corporation, of any Subsidiary or of any Major Stockholder means assets having a value of more than 10% of the value of the total consolidated assets of the Corporation and its Subsidiaries as of the end of the

Corporation's most recent fiscal year ending prior to the time the determination is made.

(8) The term "Voting Stock" shall mean stock or other securities entitled to vote upon any action to be taken in connection with any Business Combination or entitled to vote generally in the election of directors, including stock or other securities convertible into Voting Stock.

(b) Notwithstanding any other provisions of this Certificate of Incorporation and except as set forth in subsection (c) of this Section 12, neither the Corporation nor any Subsidiary shall be party to a Business Combination unless:

(1) The Business Combination was approved by the Board of Directors of the Corporation prior to the Major Stockholder involved in the Business Combination becoming a Major Stockholder; or

(2) The Major Stockholder involved in the Business Combination sought and obtained the unanimous prior approval of the Board of Directors to becoming a Major Stockholder and the Business Combination was approved by a majority of the Continuing Directors; or

(3) The Business Combination was approved by at least 75% of the total number of Continuing Directors of the Corporation; or

(4) The Business Combination was approved by at least 75% of the outstanding Voting Stock of this Corporation and by at least 75% of the outstanding Voting Stock beneficially owned by stockholders other than any Major Stockholder.

(c) During the time a Major Stockholder continues to be a Major Stockholder, a resolution to voluntarily dissolve the Corporation shall not be adopted unless approved by: (1) the vote of at least 75% of the total number of the Continuing Directors of the Corporation; or (2) the vote of at least 75% of the outstanding Voting Stock of this Corporation and of at least 75% of the outstanding Voting Stock beneficially owned by stockholders other than any Major Stockholder.

(d) As to any particular transaction subject to this Section 12, the continuing Directors then in office shall have the power and duty to determine, on the basis of information known to them:

D:SM5087CCOI
01/03/90-4

(1) The amount of Voting Stock beneficially owned by any Person;

(2) Whether a Person is an Affiliate or Associate of another;

(3) Whether a Person is acting in concert with another;

(4) Whether the assets subject to any Business Combination constitute a "Substantial Part" as herein defined;

(5) Whether a proposed transaction is subject to the provisions of this Section 12; and

(6) Such other matters with respect to which a determination is required under this Section 12.

Any such determination shall be conclusive and binding for all purposes of this Section 12.

(e) The affirmative vote required by this Section 12 is in addition to the vote of the holders of any class or series of stock of the Corporation otherwise required by law, this Certificate of Incorporation, any resolution which has been adopted by the Board of Directors providing for the issuance of a class or series of stock, or any agreement between the Corporation and any national securities exchange.

(f) The provisions of this Section 12 to the contrary notwithstanding, no Business Combination may be approved unless the cash or fair market value of the securities or other consideration to be received (which includes securities of the Corporation retained by its existing Shareholders in such a transaction in which the Corporation is the surviving entity) by holders of the Common Stock of the Corporation is not less than the highest per share price (with appropriate adjustments for any recapitalization, stock split, stock dividend or distribution), paid by the Major Stockholder in the acquisition of any of its holdings of the Corporation's Common Stock during the two years preceding the announcement of the proposed Business Combination.

13. In taking any action, including, without limitation, any action which may involve or relate to any Business Combination or to a change or potential change in control of the Corporation, a director shall be entitled to consider, without limitation, both the long term and the short term interests of the Corporation and of its shareholders, employees, customers, creditors and the communities in which it

91BW60BTCCOI
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operates. For the purpose of the preceding sentence, "control" shall mean the possession, directly or indirectly, of the power to direct or to cause the direction of the management of policies of the Corporation, whether through the ownership of Voting Stock, by contract, or otherwise.

14. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 75% of the outstanding Voting Stock of the Corporation shall be required to alter, amend, or adopt any provision inconsistent with, or to repeal Section 11 of this Certificate of Incorporation, and the affirmative vote of the holders of at least 75% of the outstanding Voting Stock of the Corporation, and at least 75% of the outstanding Voting Stock beneficially owned by shareholders other than any Major Stockholder, shall be required to alter, amend, or adopt any provision inconsistent with, or to repeal, Sections 7, 8, 9, 10, 12, 13, or 14, of this Certificate of Incorporation.

IN WITNESS WHEREOF, the undersigned has signed this Certificate of Incorporation on January 3, 1990 and affirms the statements contained herein as true under the penalties of perjury.



Stephen H. White, Sole Incorporator
1800 Lincoln First Tower
Rochester, New York 14604

9:8W600TCC03
01/03/90-4

0000 0300

State of New York,

Banking Department

I, DONALD K. KAVANAGH, Deputy Superintendent of Banks of the State of New York, DO HEREBY APPROVE, pursuant to Section 301(a)(5)(B) of the Business Corporation Law, as amended, the use of the word "Trust" in the corporate title of Steuben Trust Corporation.

Witness, my hand and official seal of the Banking Department at the City of New York, this 30th day of January in the Year of our Lord one thousand nine hundred and ninety


Deputy Superintendent of Banks

0000 0301

NYS DEPARTMENT OF STATE

FILING RECEIPT NAME RESERVATION (BUSINESS)

CORPORATION NAME

STEUBEN TRUST CORPORATION (RES FOR 60 DAYS)

DATE FILED	DURATION & COUNTY CODE	FILM NUMBER	CASH NUMBER
01/10/90		C095092-2	540281

NUMBER AND KIND OF SHARES	LOCATION OF PRINCIPAL OFFICE

FOR MARIE C. VILLENEUVE (SUBMIT CTF WHEN FILING)
*DC

ADDRESS FOR PROCESS	REGISTERED AGENT

FEES AND/OR TAX PAID AS FOLLOWS:

AMOUNT OF CHECK $ AMOUNT OF MONEY ORDER $ 00030.00 AMOUNT OF CASH $

$ DOLLAR FEE TO COUNTY

FILER NAME AND ADDRESS

XUNDERBERG & KESSLER
1800 LINCOLN FIRST TOWER

ROCHESTER NY 14604

3/13

$ FILING
$ TAX
$ CERTIFIED COPY
$ 20.00 CERTIFICATE
$ 010.00 MISCELLANEOUS
TOTAL PAYMENT $ 0000030.00
REFUND OF $ TO FOLLOW

DOS-281 (8/84) GAIL S. SHAFFER — SECRETARY OF STATE

0000 0302

N. Y. S. DEPARTMENT OF STATE
DIVISION OF CORPORATIONS AND STATE RECORDS

162 WASHINGTON AVENU
ALBANY, NY 12231

FILING RECEIPT

ENTITY NAME : STEUBEN TRUST CORPORATION

DOCUMENT TYPE : AMENDMENT (DOMESTIC BUSINESS)
STOCK

COUNTY: STEU

SERVICE COMPANY : ** NO SERVICE COMPANY **

SERVICE CODE: 00

FILED: 08/27/1996 DURATION: ********* CASH #: 960827000434 FILM #: 960827000443

ADDRESS FOR PROCESS


STATE OF NEW YORK
EXCELSIOR
DEPARTMENT OF STATE

REGISTERED AGENT

STOCK: 500000 PV 1.00 500000 PV 10.00

FILER	FEES	2560.00	PAYMENTS	2560.0
SHULTS AND SHULTS	FILING :	60.00	CASH :	0.0
9 SENECA STREET	TAX :	2500.00	CHECK :	2560.0
	CERT :	0.00	BILLED:	0.0
HORNELL, NY 14843	COPIES :	0.00		
	HANDLING:	0.00		
			REFUND:	0.0

DOS-1025 (11/89)

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF
INCORPORATION OF
STEUBEN TRUST CORPORATION

Under Section 805 of the Business Corporation Law

We, the undersigned, Kenneth D. Philbrick, President, and Laurie B. Puffer, Secretary, of Steuben Trust Corporation, hereby certify:

1. The name of the corporation is Steuben Trust Corporation. It was formed under the name of Steuben Trust Corporation.

2. The Certificate of Incorporation was filed by the Department of State on February 5, 1990, under the Business Corporation Law.

3. The Certificate of Incorporation is amended as authorized by Section 805 of the Business Corporation Law to effect the following amendment: Article 4. relating to authorized capital is amended to add Five Hundred Thousand (500,000) shares $10.00 par value preferred stock so as to read in its entirety as follows:

4.a. The aggregate number of shares of common shares which the Corporation shall have authority to issue is FIVE HUNDRED THOUSAND (500,000), all of which are to be of one class of common shares with a par value of $1.00 per share.

4.b. The aggregate number of shares of preferred stock which the Corporation shall have authority to issue is FIVE HUNDRED THOUSAND (500,000) $10.00 par value which may be issued in one or more series. The designation and total number of shares of any series may be fixed by the Board of Directors of this Corporation.

The preferred shares are senior to the common shares and the common shares are subject to the rights and preferences to the preferred shares as hereinafter set forth.

4.c. The preferred shares may be issued from time to time in one or more series in any manner permitted by law, as determined from time to time by the Board of Directors and stated in the resolution or resolutions providing for the issuance of such shares adopted by the Board of Directors pursuant to authority hereby vested in it, each series to be appropriately designated, prior to the issuance of any shares thereof, by some distinguishing letter, number, or title. All shares of each

SHULTS AND SHULTS
ATTORNEYS AND COUNSELORS
HORNELL, NEW YORK

series of preferred shares shall be alike in every particular (except as to the dates from which dividends shall commence to accrue) and all preferred shares shall be of equal rank and have the same powers, preferences, and rights, and shall be subject to the same qualifications, limitations, and restrictions, without distinction between the shares of different series thereof, except only in regard to the following particulars, which may be different in different series:

(a) the annual rate or rates of dividends payable on shares of such series and the dates from which such dividends shall commence to accrue;

(b) the amount or amounts payable upon redemption thereof and the manner in which the same may be redeemed;

(c) the amount or amounts payable to holders thereof upon any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation;

(d) the provisions of the sinking fund, if any, with respect thereto;

(e) the terms and rates of conversion or exchange thereof, if any, if convertible or exchangeable; and

(f) the provisions as to voting rights, if any, provided that the shares of any series of preferred shares having voting power shall not have more than one vote per share, and if the stated dividends and amounts payable on liquidation are not paid in full, the shares of all series of the preferred shares shall share ratably in the payment of dividends including accumulations, if any, in accordance with the sums which would be payable on such shares if all dividends were declared and paid in full, and in any distribution of assets other than by way of dividends in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full.

The designation of each particular series of preferred shares and its terms in respect of the foregoing particulars shall be fixed and determined by the Board of Directors in any manner permitted by law and stated in the resolution or resolutions providing for the issuance of such shares adopted by the Board of Directors pursuant to authority hereby vested in it, before any shares of such series are issued, and shall be set forth in full or summarized on the certificates for such series.

SHULTS AND SHULTS
ATTORNEYS AND COUNSELORS
HORNELL, NEW YORK

The Board of Directors may from time to time increase the number of shares of any series of preferred shares already created by providing that any unissued preferred shares shall constitute part of such series, or may decrease (but not below the number of shares thereof then outstanding) the number of shares of any series of preferred shares already created by providing that any unissued shares previously assigned to such series shall no longer constitute part thereof. The Board of Directors is hereby empowered to classify or reclassify any unissued preferred shares by fixing or altering the terms thereof in respect of the above mentioned particulars and by assigning the same to an existing or newly created series from time to time before the issuance of such shares.

4.d. Dividends. The holders of preferred shares of each series shall be entitled to receive, out of any funds legally available for the purpose, when and as declared by the Board of Directors, cash dividends thereon at such rate per annum as shall be fixed by resolution of the Board of Directors for such series, and no more, payable quarterly on the days fixed by the Board of Directors for the first series. Such dividends shall be cumulative, shall be deemed to accrue from day to day regardless of whether or not earned or declared, and shall commence to accrue on each preferred share from such date or dates as may be fixed by the Board of Directors prior to the issue thereof. The Corporation in making any dividend payment upon the preferred shares shall make dividend payments ratably upon all outstanding preferred shares in proportion to the amount of the dividends accrued thereon to the date of such dividend payment.
In no event, so long as any preferred shares shall remain outstanding, shall any dividend whatsoever (other than a dividend payable in shares ranking junior to the preferred shares as to dividends and assets) be declared or paid upon, nor shall any distribution be made or ordered in respect of, the common shares or any other class of shares ranking junior to the preferred shares as to dividends or assets, nor shall any moneys (other than the net proceeds received from the sale of shares ranking junior to the preferred shares as to dividends and assets) be set aside for or applied to the purchase or redemption (through a sinking fund or otherwise) of common shares or of any other class of shares ranking junior to the preferred shares as to dividends or assets, unless(a) all dividends on the preferred shares of all series for past dividend periods shall have been paid and the full dividend on all outstanding preferred shares of all series for the then current dividend period shall have been paid or declared and set apart for payment; and (b) the Corporation shall

have set aside all amounts, if any, theretofore required to be set aside as and for sinking funds, if any, for the preferred shares of all series for the then current year, and all defaults, if any, in complying with any such sinking fund requirements in respect of previous years shall have been made good.

4.e. Redemption of preferred shares. The Corporation, at the option of the Board of Directors, may at any time redeem the whole, or from time to time may redeem any part, of any series of preferred shares, by paying therefor in cash the amount which shall have been determined by the Board of Directors, in the resolution or resolutions authorizing such series, to be payable upon the redemption of such shares at such time. Redemption may be made of the whole or any part of the outstanding shares of any one or more series, in the discretion of the Board of Directors; if the redemption be a part of a series, the shares to be redeemed may be selected by lot, or all of the shares of such series may be redeemed pro rata, in such manner as may be prescribed by resolution of the Board of Directors.

Subject to the foregoing provisions and to any qualifications, limitations, or restrictions applicable to any particular series of preferred shares which may be stated in the resolution or resolutions providing for the issuance of such series, the Board of Directors shall have authority to prescribe from time to time the manner in which any series of preferred shares shall be redeemed.

4.f. Liquidation. Upon any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, the preferred shares of each series shall be entitled, before any distribution shall be made to the common shares or to any other class of shares junior to the preferred shares as to dividends or assets, to be paid the full preferential amount or amounts fixed by the Board of Directors for such series as herein authorized; but the preferred shares shall not be entitled to any further payment and any remaining net assets shall be distributed ratably to all outstanding common shares. If upon such liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, the net assets of the Corporation shall be insufficient to permit the payment to all outstanding preferred shares of all series of the full preferential amounts to which they are respectively entitled, then the entire net assets of the Corporation shall be distributed ratably to all outstanding preferred shares in proportion to the full preferential amount to which each such share is entitled. Neither a consolidation nor a merger of the Corporation with or into any other corporation or corporations nor the sale of all or substantially all of the assets of the Corporation shall be deemed to be a liquidation, dissolution, or winding up within the meaning of this clause.

5. The amendment to the Certificate of Incorporation was authorized by vote of the Board of Directors, followed by vote of the holders of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders. No shares of preferred stock are outstanding.

IN WITNESS WHEREOF, we have executed this certificate this 22nd day of July, 1996



Kenneth D. Philbrick, President



Laurie B. Puffer, Secretary

SHULTS AND SHULTS
ATTORNEYS AND COUNSELORS
HORNELL, NEW YORK

STATE OF NEW YORK
COUNTY OF STEUBEN

I, Kenneth D. Philbrick, being duly sworn, depose and say that I am the President of Steuben Trust Corporation, the Corporation named in and described in the foregoing certificate and that I have read the foregoing certificate and know the contents thereof to be true, except as to the matters therein stated to be alleged upon information and belief, and as to those matters I believe them to be true.



Kenneth D. Philbrick

Sworn to before me this
22 day of Nov, 1996



Notary Public
My Comm. Exp.: 7/31/98

STATE OF NEW YORK
COUNTY OF STEUBEN

I, Laurie B. Puffer, being duly sworn, depose and say that I am the Secretary of Steuben Trust Corporation, the Corporation named in and described in the foregoing certificate and that I have read the foregoing certificate and know the contents thereof to be true, except as to the matters therein stated to be alleged upon information and belief, and as to those matters I believe them to be true.



Laurie B. Puffer

Sworn to before me this
22 day of Nov, 1996



Notary Public
My Comm. Exp. 7/31/98

SHULTS AND SHULTS
ATTORNEYS AND COUNSELORS
HORNELL, NEW YORK

N. Y. S. DEPARTMENT OF STATE
DIVISION OF CORPORATIONS AND STATE RECORDS — ALBANY, NY 12231-000

FILING RECEIPT

ENTITY NAME : STEUBEN TRUST CORPORATION

DOCUMENT TYPE : AMENDMENT (DOMESTIC BUSINESS) PROVISIONS — COUNTY: STEU

SERVICE COMPANY : ACCELERATED INFORMATION & DOCUMENT FILIN — SERVICE CODE: 24

FILED: 12/16/1996 DURATION: ********* CASH #: 961216000290 FILM #: 96121600028

ADDRESS FOR PROCESS



STATE OF NEW YORK
DEPARTMENT OF STATE
EXCELSIOR

REGISTERED AGENT

FILER	FEES	85.00	PAYMENTS	85.0
UNDERBERG & KESSLER, LLP	FILING :	60.00	CASH :	0.0
1800 CHASE SQUARE	TAX :	0.00	CHECK :	0.0
	CERT :	0.00	BILLED:	85.0
ROCHESTER, NY 14604	COPIES :	0.00		
	HANDLING:	25.00		
			REFUND:	0.0

DOS-1025 (11/89)

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

STEUBEN TRUST CORPORATION

Under Secton 805 of the Business Corporation Law.

UNDERBERG & KESSLER, LLP
1800 Chase Square
Rochester, New York 14604

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
STEUBEN TRUST CORPORATION

Under Section 805 of the Business Corporation Law

The undersigned, Kenneth D. Philbrick and Laurie B. Puffer, being the President and Secretary, respectively, of Steuben Trust Corporation, hereby certify:

1. The name of the corporation is Steuben Trust Corporation.

2. The Certificate of Incorporation was filed by the Department of State on February 5, 1990.

3. The Certificate of Incorporation is hereby amended as follows by the addition of provisions stating the number, designation, relative rights, preferences, and limitations of the $10.00 par value Preferred Shares of a series as fixed by the Board of Directors before the issuance of such series under authority contained in the Certificate of Incorporation.

A. SIXTY-FIVE THOUSAND (65,000) authorized $10.00 par value, Preferred Shares, none of which has been issued, shall be issued as a series to be designated "Series A 8% Cumulative Convertible Preferred Stock". This series is hereafter referred to as "Series A Preferred Stock". The term "Preferred Shares" as used in this Certificate of Amendment shall include all FIVE HUNDRED THOUSAND (500,000) of the Preferred Shares authorized by the Certificate of Incorporation of which the Series A Preferred Stock is the first series.

B. The relative rights, preferences and limitations of all shares of Series A Preferred Stock, insofar as not already fixed by the Certificate of Incorporation, shall, as determined by the corporation's Board of Directors in the exercise of its authority conferred by the Certificate of Incorporation and as permitted by Section 502 of the Business Corporation Law, be as follows:

(1) The annual dividend rate for the Series A Preferred Stock shall be $8.00 per share, payable quarterly. The dates on which dividends shall be payable, if declared, shall be February 1, May 1, August 1, and November 1 of each year, and the date from and after which dividends on the Series A Preferred Stock shall be cumulative is December 16, 1996.

G:\UKS\STEUBEN\GENERAL\FCCERTF.AMD

(2) The Series A Preferred Stock shall be subject to redemption, at the option of the corporation, upon written notice and upon the further terms set forth in this Certificate and the Certificate of Incorporation on or after January 1, 2001, or as of the business day immediately prior to a change in control, as hereafter defined, provided that notice of redemption and payment (including accrued and unpaid dividends) for shares of any Series A Preferred Stock sought to be redeemed shall occur within ninety (90) days after any such change in control, notwithstanding any prior request for conversion pursuant to subsection (4) hereof.

(a) For purposes of this Certificate only, "change in control" shall be defined as: (i) a transaction or series of related transactions occurring within six (6) months in which seventy-five percent (75%) or more of the corporation's outstanding common shares shall become beneficially owned by a single person or entity or a group of persons or entities acting together, or (ii) the corporation or any subsidiary thereof shall sell or transfer all or substantially all of its respective assets.

(b) The redemption price to be paid shall be $100.00 per share of Series A Preferred Stock, plus a redemption premium as follows:

Year of Redemption	Redemption Premium Per Share
1997-2000	$10.00
2001-2002	$6.00
2003	$5.00
2004	$4.00
2005	$3.00
2006	$2.00
2007	$1.00

No redemption premium shall be payable with respect to any redemption occurring after December 31, 2007.

(c) On or after January 1, 2001, the corporation, at its option, may redeem all of the outstanding Series A Preferred Stock in a single transaction or fifty percent (50%) of such shares each in two (2) separate transactions. In the event the corporation shall redeem fifty percent (50%) of the Series A Preferred Stock in one transaction, it shall be under no obligation to redeem the remaining shares in a subsequent transaction.

(d) In the event that the corporation shall choose to redeem fifty percent (50%) of its outstanding Series A Preferred Stock, each holder thereof shall be obligated to surrender fifty percent (50%) of such shares upon the corporation's call.

(3) Upon any voluntary liquidation, dissolution, or winding up of the corporation, the holders of the Series A Preferred Stock shall be entitled, before any distribution shall be made to any junior shares, to be paid from the net assets of the corporation $100.00 per share plus any unpaid or accrued and unpaid dividends thereon to the date of final distribution to such holders, whether or not earned or declared. If any amounts payable on liquidation are not paid in full, then shares of the Series A Preferred Stock shall share ratably in any distribution of assets.

(4) Each share of Series A Preferred Stock may be converted into 1.5385 shares (the "Conversion Rate") of the corporation's $1.00 par value common stock (the "Common Stock") on or after January 1, 2003 or upon a change in control as defined in subparagraph (2) above upon the following terms:

(a) Any holder of shares of Series A Preferred Stock desiring to convert such shares as herein provided shall deliver, duly endorsed in blank, a certificate or certificates representing the shares to be converted to the Secretary of the corporation at its office, and at the same time notify the Secretary in writing of such desire to convert shares of Series A Preferred Stock as provided in this Certificate.

(b) Upon receipt by the Secretary of the certificate or certificates representing the shares of Series A Preferred Stock to be converted and the required written notice, the corporation shall cause to be issued and delivered to the holder of the shares of Series A Preferred Stock surrendering the same a certificate or certificates representing 1.5385 shares of the corporation's Common Stock for each share of Series A Preferred Stock surrendered.

(c) In the event that there shall be accrued and unpaid dividends with respect to the Series A Preferred Stock at the time of any conversion thereof, the corporation shall pay such amount in cash or issue .0154 shares of Common Stock additional in lieu of each $1.00 of accrued and unpaid dividends.

(d) No fractional shares of Common Stock shall be issued. Holders of fractional shares shall be paid in cash at the rate of $65.00 per whole share of Common Stock at the time of any conversion.

(e) The Conversion Rate set forth in subsection (4) above shall be subject to adjustment from time to time as follows:

(i) In case the corporation shall at any time (A) pay a dividend or make a distribution on shares of its Common Stock in shares of its capital stock (whether shares of Common Stock or of capital stock of any other class), (B) subdivide or reclassify its outstanding shares of Common Stock into a greater number of securities (including shares of Common Stock), or (C) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares (including shares of Common Stock), the Conversion Rate in effect immediately prior thereto shall be adjusted so that the holder of record of any shares of Series A Preferred Stock thereafter surrendered for conversion shall be entitled to receive the number of shares of the corporation which the holder would have owned or have been entitled to receive after the happening of any of the events described above had such shares of Series A Preferred Stock been converted immediately prior to the happening of such event. An adjustment made pursuant to this paragraph (i) shall become effective immediately after the record date in the case of a dividend and shall become effective immediately after the effective date in the case of a subdivision or combination; provided, however, that in the event no record date is specified for any dividend, such adjustment shall become effective on the payment date for such dividend. If, as a result of an adjustment made pursuant to this paragraph (i), the holder of any Series A Preferred Stock thereafter converted shall become entitled to receive shares of two or more classes of capital stock of the corporation, the Board of Directors of the corporation (whose determination shall be conclusive) shall determine the allocation of the adjusted conversion rate between or among shares of such classes of capital stock.

If at any time, as a result of an adjustment made to this paragraph (i), the holders of any Series A Preferred Stock thereafter converted shall become entitled to receive any shares or other securities of the corporation other than shares of Common Stock, thereafter the number of such other shares so received upon conversion of any Series A Preferred Stock shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the shares of Common Stock contained in this subsection 4(e), and other provisions of this subsection (4) with respect to the shares of Common Stock shall apply on like term to any such other shares or other securities.

(ii) In case the corporation shall fix a record date for the issuance of rights or warrants to all holders of its Common Stock (or securities convertible into Common Stock) entitling them (for a period expiring within 45 days after such record date) to subscribe for or purchase Common Stock at a price per share (or a conversion price per share) less than the current market price per share of Common Stock (as defined in paragraph (iv) below) at such record date, the Conversion Rate in effect immediately prior thereto shall be adjusted so that the same shall equal the rate determined by multiplying the Conversion Rate in effect immediately prior to such record date by a fraction of which the numerator shall be the number of shares of Common Stock outstanding on such record date plus the number of additional shares of Common Stock offered for subscription or purchase (or into which the convertible securities so offered are initially convertible), and of which the denominator shall be the number of shares of Common Stock outstanding on such record date plus the number of shares which the aggregate offering price of the total number of shares so offered (or the aggregate initial conversion price of the convertible securities so offered) would purchase at such current market price. Such adjustment shall be made successively whenever such a record date is fixed, and become effective immediately after such record date; provided, however, that, in the event no record date is fixed, such adjustment shall be made successively and shall become effective on the distribution date. In determining whether any rights or warrants entitle the holders to subscribe for or purchase shares of Common Stock at less than such current market price, and in determining the aggregate offering price of such shares, there shall be taken into account any consideration received by the corporation for such rights or warrants, the value of such consideration, if other than cash, to be determined by the Board of Directors of the corporation. Common Stock owned by or held for the account of the corporation or any majority owned subsidiary shall not be deemed outstanding for the purpose of any adjustment required under this paragraph (ii).

(iii) In case the corporation shall fix a record date for making a distribution to all holders of its Common Stock of evidences of its indebtedness or assets (excluding regular quarterly or other periodic or recurring cash dividends or distributions and cash dividends or distributions paid from retained earnings or referred to in paragraph (i) above) or rights or warrants to subscribe or purchase capital stock of the corporation (excluding those referred to in paragraph (ii) above), then in each such case the Conversion Rate shall be adjusted so that the same shall equal the rate determined by multiplying the Conversion Rate in effect immediately prior to such record date by a fraction of which the numerator shall be the current market price (as defined in paragraph (iv) below) per share of the Common Stock on such record date, and the denominator of which shall be such current market price per share of Common Stock, less the then fair market value (as determined in good faith by the Board of Directors, whose determination shall be conclusive) of the portion of the assets or evidences of indebtedness so distributed or of such rights or warrants applicable to one share of Common Stock. Such adjustment shall be made successively whenever such a record date is fixed and shall become effective immediately after such record date. Notwithstanding the foregoing, in the event that the corporation shall distribute any rights or warrants to acquire capital stock ("Rights") pursuant to this paragraph (iii), the distribution of separate certificates representing such Rights subsequent to their initial distribution (whether or not such distribution shall have occurred prior to the date of the issuance of such Series A Preferred Stock) shall be deemed to be the distribution of such Rights for purposes of this paragraph (iii); provided that the corporation may, in lieu of making any adjustment pursuant to this paragraph (iii) upon a distribution of separate certificates representing such Rights, make proper provision so that each holder of such Series A Preferred Stock who converts such Series A Preferred Stock (or any portion thereof) (A) before the record date for such distribution of separate certificates shall be entitled to receive upon such conversion shares of Common Stock issued with Rights and (B) after such record date and prior to the expiration, redemption or termination of such Rights shall be entitled to receive upon such conversion, in addition to the shares of Common Stock issuable upon such conversion, the same number of such Rights as would a holder of the number of shares of Common Stock that such Series A Preferred Stock so converted would have entitled the holder thereof to purchase in accordance with the terms and provisions of and applicable to the Rights if such Series A Preferred Stock were converted immediately prior to the record date for such distribution; provided, however, that, in the event no record date is fixed, such adjustment shall be made successively and shall become effective on the distribution date. Common Stock owned by or held for the account of the corporation or any majority owned subsidiary shall not be deemed outstanding for the purpose of any adjustment required under this paragraph (iii).

(iv) For the purpose of any computation under paragraph(s) (ii) and (iii) above, the current market price per share of Common Stock at any date shall be deemed to be the average of the daily Closing Prices for the thirty consecutive business days commencing forty-five business days before the day in question.

(v) Nothing contained herein shall be construed to require an adjustment in the Conversion Rate as a result of the issuance of Common Stock pursuant to, or the granting or exercise of any rights under a dividend reinvestment, stock purchase, employee stock ownership, stock option or any successor or similar plans providing for the purchase of shares of Common Stock by the corporation's shareholders or employees at a price not less than ninety percent (90%) of the current market price as determined from time to time in good faith by the corporations Board of Directors.

(vi) In addition, no adjustment in the Conversion Rate shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Rate; provided, however, that any adjustments which by reason of this paragraph (vi) are not required to be made shall be carried forward and taken into account in any subsequent adjustment; further provided, however, that any adjustments which by reason of this paragraph (vi) are not otherwise required to be made shall be made no later than 3 years after the date on which occurs an event that requires an adjustment to be made or carried forward.

(vii) All calculations under this subsection (4) shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this subsection (4) to the contrary notwithstanding, the corporation shall be entitled to make such increases in the Conversion Rate, in addition to those required by this subsection (e), as it in its discretion shall determine to be advisable in order that any stock dividends, subdivision of shares, distribution of rights to purchase stock or securities, or distribution of securities convertible into or exchangeable for stock hereafter made by the corporation to its shareholders shall not be taxable.

(viii) In any case in which this subsection (e) provides that an adjustment shall become effective after a record date for an event, the corporation may defer until the occurrence of such event (A) delivering to the holder of any Series A Preferred Stock converted after such record date and before the occurrence of such event the additional shares of stock deliverable upon such conversion by reason of the adjustment required by such event over and above the Common Stock deliverable upon such conversion before giving effect to such adjustment and (B) paying to such holder any amount in cash in lieu of any fraction pursuant to subsection (4)(d), provided, however, that the corporation shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's rights to receive such additional shares, and such cash, upon the occurrence of the event requiring such adjustment. If such event does not occur, no adjustments shall be made pursuant to this subsection (e).

(f) Shares of Series A Preferred Stock which have been converted hereunder shall revert to the status of unissued shares.

(5) Shares of the Series A Preferred Stock shall have no preemptive rights with respect to the issuance by the corporation of any of its Common Stock or other securities.

(6) Shares of Series A Preferred Stock shall have no voting rights, except as otherwise specifically provided by law.

4. This Certificate of Amendment was authorized by the Board of Directors of the corporation at a meeting of the Board duly held on November 21, 1996.

IN WITNESS WHEREOF, the undersigned have subscribed this Certificate this 12th day of December, 1996 and affirm the truth of the foregoing under penalties of perjury.



Kenneth D. Philbrick, President



Laurie B. Puffer, Secretary

G:\UKS\STEUBEN\GENERAL\FCCERTF.AMD

N. Y. S. DEPARTMENT OF STATE
DIVISION OF CORPORATIONS AND STATE RECORDS   ALBANY, NY 12231-0001

FILING RECEIPT

ENTITY NAME: STEUBEN TRUST CORPORATION

DOCUMENT TYPE: CERTIFICATE OF AMENDMENT (DOM. BUSINESS STOCK   COUNTY: STEU

SERVICE COMPANY: ** NO SERVICE COMPANY **   SERVICE CODE: 00

FILED:05/20/1999 DURATION:********* CASH#:990520000423 FILM #:990520000415

ADDRESS FOR PROCESS

REGISTERED AGENT

STOCK: 5000000 PV 1.00 500000 PV 10.00


STATE OF NEW YORK
DEPARTMENT OF STATE

FILER	FEES		PAYMENTS	2310.00
		2310.00		
	FILING	60.00	CASH	0.00
SHULTS AND SHULTS	TAX	2250.00	CHECK	2310.00
9 SENECA STREET	CERT	0.00	CHARGE	0.00
	COPIES	0.00	DRAWDOWN	0.00
HORNELL, NY 14843	HANDLING	0.00	BILLED	0.00
			REFUND	0.00

DOS-1025 (11/89)

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF STEUBEN TRUST CORPORATION

Under Section 805 of the Business Corporation Law

We, the undersigned, Kenneth D. Philbrick, President, and Laurie B. Puffer, Secretary, of Steuben Trust Corporation, hereby certify:

1. The name of the corporation is Steuben Trust Corporation. It was formed under the name of Steuben Trust Corporation.

2. The Certificate of Incorporation was filed by the Department of State on February 5, 1990, under the Business Corporation Law.

3. The Certificate of Incorporation is amended as authorized by Section 805 of the Business Corporation Law to effect the following amendment: Article 4. relating to authorized capital is amended to add Four Million Five Hundred Thousand (4,500,000) shares $1.00 par value common stock so as to read in its entirety as follows:

4.a. The aggregate number of shares of common stock which the Corporation shall have authority to issue is FIVE MILLION (5,000,000), all of which are to be of one class of common shares with a par value of $1.00 per share.

4.b. The aggregate number of shares of preferred stock which the Corporation shall have authority to issue is FIVE HUNDRED THOUSAND (500,000) $10.00 par value which may be issued in one or more series. The designation and total number of shares of any series may be fixed by the Board of Directors of this Corporation.

The preferred shares are senior to the common shares and the common shares are subject to the rights and preferences to the preferred shares as hereinafter set forth.

4.c. The preferred shares may be issued from time to time in one or more series in any manner permitted by law, as determined from time to time by the Board of Directors and stated in the resolution or resolutions providing for the issuance of such shares adopted by the Board of Directors pursuant to authority hereby vested in it, each series to be appropriately designated, prior to the issuance of any shares thereof, by some distinguishing letter, number, or title. All shares of each series of preferred shares shall be alike in every particular (except as to the dates from which dividends shall commence to accrue) and all preferred shares shall be of equal rank and have the same powers, preferences, and rights, and shall be subject to the same qualifications, limitations, and restrictions, without distinction between the shares of different series thereof, except only in regard to the following particulars, which may be different in different series:

(a) the annual rate or rates of dividends payable on shares of such series and the dates from which such dividends shall commence to accrue;

(b) the amount or amounts payable upon redemption thereof and the manner in which the same may be redeemed;

(c) the amount or amounts payable to holders thereof upon any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation;

(d) the provisions of the sinking fund, if any, with respect thereto;

(e) the terms and rates of conversion or exchange thereof, if any, if convertible or exchangeable; and

(f) the provisions as to voting rights, if any, provided that the shares of any series of preferred shares having voting power shall not have more than one vote per share, and if the stated dividends and amounts payable on liquidation are not paid in full, the shares of all series of the preferred shares shall share ratably in the payment of dividends including accumulations, if any, in accordance with the sums which would be payable on such shares if all dividends were declared and paid in full, and in any distribution of assets other than by way of dividends in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full.

The designation of each particular series of preferred shares and its terms in respect of the foregoing particulars shall be fixed and determined by the Board of Directors in any manner permitted by law and stated in the resolution or resolutions providing for the issuance of such shares adopted by the Board of Directors pursuant to authority hereby vested in it, before any shares of such series are issued, and shall be set forth in full or summarized on the certificates for such series. The Board of Directors may from time to time increase the number of shares of any series of preferred shares already created by providing that any unissued preferred shares shall constitute part of such series, or may decrease (but not below the number of shares thereof then outstanding) the number of shares of any series of preferred shares already created by providing that any unissued shares previously assigned to such series shall no longer constitute part thereof. The Board of Directors is hereby empowered to classify or reclassify any unissued preferred shares by fixing or altering the terms thereof in respect of the above mentioned particulars and by assigning the same to an existing or newly created series from time to time before the issuance of such shares.

4.d. Dividends. The holders of preferred shares of each series shall be entitled to receive, out of any funds legally available for the purpose, when and as declared by the Board of Directors, cash dividends thereon at such rate per annum as shall be fixed by resolution of the Board of Directors for such series, and no more, payable quarterly on the days fixed by the Board of Directors for the first series. Such dividends shall be cumulative, shall be deemed to accrue from day to day regardless of whether or not earned or declared, and shall commence to accrue on each preferred share from such date or dates as may be fixed by the Board of Directors prior to the issue thereof. The Corporation in making any dividend payment upon the preferred shares shall make dividend payments ratably upon all outstanding preferred shares in proportion to the amount of the dividends accrued thereon to the date of such dividend payment.
In no event, so long as any preferred shares shall remain outstanding, shall any dividend whatsoever (other than a dividend payable in shares ranking junior to the preferred shares as to dividends and assets) be declared or paid upon, nor shall any distribution be made or ordered in respect of, the common shares or any other class of shares ranking junior to the preferred shares as to dividends or assets, nor shall any moneys (other than the net proceeds received from the sale of shares ranking junior to the preferred shares as to dividends and assets) be set aside for or applied to the purchase or redemption (through a sinking fund or otherwise) of common shares or of any other class of shares ranking junior to the preferred shares as to dividends or assets, unless(a) all dividends on the preferred shares of all series for past dividend periods shall have been paid and the full dividend on all outstanding preferred shares of all series for the then current dividend period shall have been paid or declared and set apart for payment; and (b) the Corporation shall have set aside all amounts, if any, theretofore required to be set aside as and for sinking funds, if any, for the preferred shares of all series for the then current year, and all defaults, if any, in complying with any such sinking fund requirements in respect of previous years shall have been made good.

4.e. Redemption of preferred shares. The Corporation, at the option of the Board of Directors, may at any time redeem the whole, or from time to time may redeem any part, of any series of preferred shares, by paying therefor in cash the amount which shall have been determined by the Board of Directors, in the resolution or resolutions authorizing such series, to be payable upon the redemption of such shares at such time. Redemption may be made of the whole or any part of the outstanding shares of any one or more series, in the discretion of the Board of Directors; if the redemption be a part of a series, the shares to be redeemed may be selected by lot, or all of the shares of such series may be redeemed pro rata, in such manner as may be prescribed by resolution of the Board of Directors.

Subject to the foregoing provisions and to any qualifications, limitations, or restrictions applicable to any particular series of preferred shares which may be stated in the resolution or resolutions providing for the issuance of such series, the Board of Directors shall have authority to prescribe from time to time the manner in which any series of preferred shares shall be redeemed.

4.f. Liquidation. Upon any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, the preferred shares of each series shall be entitled, before any distribution shall be made to the common shares or to any other class of shares junior to the preferred shares as to dividends or assets, to be paid the full preferential amount or amounts fixed by the Board of Directors for such series as herein authorized; but the preferred shares shall not be entitled to any further payment and any remaining net assets shall be distributed ratably to all outstanding common shares. If upon such liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, the net assets of the Corporation shall be insufficient to permit the payment to all outstanding preferred shares of all series of the full preferential amounts to which they are respectively entitled, then the entire net assets of the Corporation shall be distributed ratably to all outstanding preferred shares in proportion to the full preferential amount to which each such share is entitled. Neither a consolidation nor a merger of the Corporation with or into any other corporation or corporations nor the sale of all or substantially all of the assets of the Corporation shall be deemed to be a liquidation, dissolution, or winding up within the meaning of this clause.

5. The amendment to the Certificate of Incorporation was authorized by vote of the Board of Directors, followed by vote of the holders of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

IN WITNESS WHEREOF, we have executed this certificate this 14th day of May, 1999



Kenneth D. Philbrick, President



Laurie B. Puffer, Secretary

STATE OF NEW YORK
COUNTY OF STEUBEN

I, Kenneth D. Philbrick, being duly sworn, depose and say that I am the President of Steuben Trust Corporation, the Corporation named in and described in the foregoing certificate and that I have read the foregoing certificate and know the contents thereof to be true, except as to the matters therein stated to be alleged upon information and belief, and as to those matters I believe them to be true.



Kenneth D. Philbrick

Sworn to before me this
14th day of May, 1999



Notary Public
My Comm. Exp.: 7/21/99

Michele L. McLaughlin
Notary Public, State of N.Y.
No. 01MC5082171
Qualified in Steuben County
Commission Expires July 21, 1999

STATE OF NEW YORK
COUNTY OF STEUBEN

I, Laurie B. Puffer, being duly sworn, depose and say that I am the Secretary of Steuben Trust Corporation, the Corporation named in and described in the foregoing certificate and that I have read the foregoing certificate and know the contents thereof to be true, except as to the matters therein stated to be alleged upon information and belief, and as to those matters I believe them to be true.



Laurie B. Puffer

Sworn to before me this
14th day of May, 1999



Notary Public
My Comm. Exp.: 7/21/99

Michele L. McLaughlin
Notary Public, State of N.Y.
No. 01MC5082171
Qualified in Steuben County
Commission Expires July 21, 1999

Exhibit 2.2

BYLAWS
of
STEUBEN TRUST CORPORATION

Adopted January 11, 1990

Amended January 9, 1997
Amended February 17, 2000
Amended February 12, 2004

ARTICLE I - MEETINGS OF SHAREHOLDERS

1.1 **Annual Meetings. (amended 1/9/97)** The Annual Meeting of the Shareholders shall be held on any day each year, at such day and time as the Board of Directors may designate, for the election of the Board of Directors and the transaction of such business as may properly come before the meeting.

1.2 **Speeial Meetings.** Special Meetings of the Shareholders for any purpose or purposes may be called by resolution of the Board of Directors or by the President, and shall be called by the President or Secretary upon the request in writing of a majority of the Board of Directors or of holders of not less than twenty-five percent (25%) of shares of stock outstanding entitled to vote, which written request shall state the purpose or purposes of the proposed meeting. Nothing contained herein shall limit the right and power of the Directors and Shareholders to require a Special Meeting for the election of Directors pursuant to Section 603 of the Business Corporation Law, as that Section may from time to time be amended.

1.3 **Place of Meetings.** Meetings of Shareholders for any purpose may be held at such places within or without the State of New York as the Board of Directors shall from time to time determine.

1.4 **Notice of Meeting.** Written or printed notice of the place, date and hour of all meetings of the Shareholders shall be given, not less than ten (10) days nor more than fifty (50) days before the day fixed for the meeting, to each Shareholder entitled to vote at said meeting. In the case of Special Meetings, such notice must also state the purpose or purposes for which the meeting is called and the names of the person or persons calling the meeting. Business transacted at Special Meetings shall be confined to the purposes set forth in the notice thereof. If any action is proposed to be taken at any meeting which would entitle Shareholders to receive payment for their shares, such notice must specify the proposed action and state the fact that if the action is taken the dissenting Shareholders shall have appraisal rights. The notice of meetings shall be given to each Shareholder by personal delivery, or by delivery at his/her residence or usual place of business or by postage prepaid mail addressed to him/her at his/her address as the same appears on the books of the Corporation (unless he/she shall have filed with the Secretary of the Corporation a written request that notices intended for him/her be mailed to some other address, in which event the notice shall be mailed to the address designated in such request). A notice of meeting shall not be required to be given to any Shareholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any Shareholder at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him/her. No notice of an adjourned meeting of Shareholders need be given, unless the Board of Directors fixes a new record date for the adjourned meeting.

1.5 **Record Dates.** For the purpose of determining the Shareholders entitled to notice of or to vote at a Shareholders' meeting or any adjournment thereof, the Board of Directors may fix a date of record which shall not be more than fifty (50) days nor less than ten (10) days before said meeting date. For the purpose of determining Shareholders entitled to express consent to or dissent from any proposal without a meeting, or for determining Shareholders entitled to receive payment of a dividend or the allotment of any rights, or for any other action, the Board of Directors may fix a date of record which shall not be more than fifty (50) days prior to such action.

1.6 **Quorum.** The presence of the holders of a majority of the stock issued and outstanding and entitled to vote thereat, either in person or represented by proxy, shall be required in order to constitute a quorum for the transaction of business at all meetings of the Shareholders, except where the presence of a greater number of Shareholders is required by statute. The Shareholders present in person or represented by proxy at any meeting shall have the power to adjourn such meeting from time to time, but not for a period of over thirty (30) days at any one time, without notice other than announcement at the meeting and despite the absence of a quorum. At any such adjourned meeting, if a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally called. When a quorum is once present, it shall not be broken by the subsequent withdrawal of any Shareholder.

1.7 **Voting.** At all meetings of the Shareholders, each Shareholder entitled to vote thereat may vote in person or by proxy and shall have one (1) vote for each share standing in his/her name on the books of the Corporation. Voting at all meetings may be by voice vote, except that where a demand is made by Shareholders holding ten percent (10%) in interest of shares, present in person or by proxy, and entitled to vote, voting shall be by ballot. A plurality of votes cast shall be sufficient to elect Directors and a majority of votes cast shall be sufficient to take any other corporate action, except as otherwise provided by statute or the Certificate of Incorporation of the Corporation or, if not inconsistent with the Certificate of Incorporation, these Bylaws.

1.8 **Proxies.** To be valid, each proxy must be executed in writing by the Shareholder or by his/her duly authorized attorney. No proxy shall be valid after the expiration of eleven (11) months from the date of its execution, unless a greater duration shall have been specified therein. Each proxy shall be revocable at the pleasure of the person executing it, or of his/her personal representative or assigns, except as otherwise provided by statute. The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the Shareholder who executed the proxy unless, before the authority is exercised, valid and sufficient written notice of an adjudication of such incompetence or of such death is received by the corporate officer responsible for maintaining the list of Shareholders.

1.9 **Conduct of Meetings.** Meetings of Shareholders shall be presided over by the Chairman of the Board of Directors, if any, or in his/her absence, by the President of the Corporation, or in the absence of both of them, by a chairman to be chosen at the meeting.

1.10 **Action Without a Meeting.** Unless otherwise provided by statute, any action required or permitted to be taken by the Shareholders at a meeting or meetings thereof may be taken without a meeting upon a written consent setting forth the actions so taken and signed by the holders of all outstanding shares entitled to vote thereon. Such written consent shall be filed with the Minutes of the proceedings of the Shareholders and shall have the same effect as a unanimous vote of the Shareholders.

ARTICLE II - BOARD OF DIRECTORS

2.1 **Powers.** Subject to the provisions of any statute, the business of the Corporation shall be managed by its Board of Directors, each of whom shall be at least 18 years of age.

2.2 **Number, Qualifications and Election.** The number of Directors constituting the entire Board of Directors shall be such number not less than three (3) as shall be designated by resolution of the Board of Directors prior to the Annual Meeting of Shareholders. In the absence of such resolution, the number of Directors to be elected at such Annual Meeting shall be thirteen. No person who is 75 years of age or more shall be eligible for election or re-election as a Director.

2.3 **Newly Created Directorships and Vacancies.** Newly created directorships resulting from an increase in the number of Directors and/or vacancies occurring in the Board for any reason shall be filled only by a vote of a majority of Directors then in office, even though such majority is less than a majority of the entire Board or the number of Directors then in office is less than a quorum. Each Director elected to fill a vacancy or newly created directorship shall hold office until the next Annual Meeting of Shareholders for the election of Directors and until the election and qualification of his successor. No decrease in the number of Directors constituting the entire Board of Directors, or change in the qualifications or restrictions with respect to directors, shall shorten the term of an incumbent director.

2.4 **Removal.** Any or all of the Directors may be removed with or without cause by a vote of the Shareholders entitled to vote on the election of Directors, provided that any such removal shall require the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote in the election of directors, voting together as a single class. Directors may also be removed without cause by action of the Board of Directors, provided that such action shall require the affirmative vote of at least 75% of the entire Board of Directors.

2.5 **Resignation.** A Director may resign at any time by giving written notice to the Board, the President or the Secretary of the Corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the Board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

2.6 **Regular Meetings.** A Regular Meeting of the Board of Directors shall be held following each Annual Meeting of the Shareholders at the place of such Annual Meeting, for the purposes of organization and the transaction of such other business as may properly come before such meeting. Other Regular Meetings of the Board shall be held at such times and places as the Directors shall from time to time determine. All Regular Meetings of the Board may be held without notice.

2.7 **Special Meetings.** Special Meetings of the Board may be called by the Chairman of the Board or the President, and shall be called by the President or Secretary on the written request of one-third (1/3) of the Directors then in office. Notice of the place, date and hour of each Special Meeting of the Board shall be given to each Director at least one (1) day prior to such meeting by telephone, telegraph, mail or delivery to his/her residence or usual place of business.

Notice of any such Special Meeting need not be given to any Director who submits a signed waiver of notice, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to him/her. A notice or waiver of notice need not specify the purpose of any Special Meeting of the Board.

2.8 **Quorum.** Except as otherwise stated in the Certificate of Incorporation or these Bylaws, a majority of the Board shall constitute a quorum for the transaction of business at each meeting of the Board; however, if at any meeting of the Board there shall be less than a quorum present, a majority of Directors present shall have the power to adjourn such meeting from time to time, without notice other than an announcement at such meeting, until a quorum shall be present. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally called.

2.9 **Compensation of Directors.** Directors, as such, shall not receive any stated salary for their services; however, by resolution of the Board, a fixed sum and expenses of attendance may be allowed for attendance at each Regular or Special Meeting of the Board or any committee thereof. Nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.

2.10 **Executive Committee and Other Committees.** The Board of Directors may, in its discretion, by an affirmative vote of a majority of the entire Board, appoint an Executive Committee, or any other committee, to consist of three (3) or more Directors as the Board may from time to time determine. The Executive Committee shall have and may exercise between meetings of the Board all the powers of the Board in the management of the business and affairs of the Corporation, and other committees shall have such powers as shall be conferred upon them by the Board, except that no committee shall have power:

(a) To recommend to Shareholders any action requiring Shareholder approval;

(b) To fill vacancies in the Board or in any committee thereof;

(c) To fix compensation of Directors for service on the Board or any committee thereof;

(d) To repeal, amend or adopt Bylaws;

(e) To amend or repeal any Board resolution which does not, by its terms, make it amendable or repealable by such committee;

(f) To remove, or fix the compensation of, officers who are elected by the Board.

In the absence of any member of the Executive Committee or of any other committee, the members thereof present at any meeting may appoint a member of the Board previously designated by the Board as a committee alternate to act in the place of such absent member. The Board shall have the power at any time to change the membership of, fill vacancies in or dissolve any committee. The Executive Committee and any other committee may make rules for the conduct of its business, and may appoint such committees and assistants as may from time to time be necessary, unless the Board shall provide otherwise. A majority of the members of the Executive Committee and of any other committee shall constitute a quorum.

2.11 **Participation in Meeting by Telephone.** When permitted by statute, any one or more members of the Board, or any committee thereof, may participate in a meeting of such Board or committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

2.12 **Action Without a Meeting.** Any action required or permitted to be taken by the Board, or any committee thereof, may be taken without a meeting if all members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consents thereto by the members of the Board or committee shall be filed with the minutes of the proceedings of the Board or committee.

2.13 **Director Emeritus.** (Amended 2/12/04) Effective May 1, 2003, no director shall be considered for Director Emeritus status, with the exception of those grandfathered directorships currently existing. Those individuals elected Director Emeritus on April 30, 2003, shall continue to serve as such Director Emeritus until the next Annual Meeting.

Directors Emeriti shall have the right to attend all meetings of the Board and participate in proceedings without vote and may serve as a member, but not chairman, of Committees, nor may he serve as an officer of the Corporation.

ARTICLE III - OFFICERS

3.1 **Election of Officers.** The Board of Directors shall elect a President/CEO and a Secretary. Any vacancies in the above offices shall be filled in the same manner. Each such officer shall serve at the pleasure of the Board of Directors and until his/her successor shall have been duly elected and qualified, unless he/she shall die, resign or be removed. Any two offices may be held by the same person, except that no person shall hold the offices of President and Secretary concurrently unless all of the outstanding stock of the Corporation is owned by one person. The Board of Directors may elect a Chairman of the Board of Directors from among the Directors of the Corporation, a Treasurer, one or more Vice Presidents and such other officers as it may determine. Each such officer shall serve at the pleasure of the Board of Directors.

3.2 **Assistant and Subordinate Officers**. The Board of Directors may elect one or more Assistant Treasurers, one or more Assistant Secretaries and such other subordinate officers or agents as it may deem proper from time to time, who shall hold office only at the pleasure of the Board of Directors. The Board of Directors may from time to time authorize the President to appoint and remove such assistant and subordinate officers and agents and prescribe the powers and duties thereof.

3.3 **Removal.** Any officer of the Corporation may be removed with or without cause by the Board of Directors whenever in the Board's judgment the best interests of the Corporation will be served thereby.

3.4 **Compensation.** (Amended 2/12/04) The Board of Directors shall fix the compensation of the President. They shall also fix the compensation of all senior vice presidents and executive vice presidents of the Corporation who are appointed by the Board of Directors based on the recommendations of the president and CEO and the board's salary and personnel committee.

3.5 **Chairman of the Board.** The Chairman of the Board, if there be one, shall preside at all meetings of the Shareholders and Directors and shall perform such other duties as the Board may direct.

3.6 **President.** The President shall be the Chief Executive Officer of the Corporation and shall have general charge of the business of the Corporation, subject to the control and direction of the Board of Directors. In general, the President shall have all the powers and perform all the duties normally incident to the office of President, together with such other powers and duties as may from time to time be properly prescribed by the Board of Directors. If there be no Chairman of the Board, or in his absence or inability to act, the President shall perform all the duties of the Chairman of the Board.

3.7 **Vice President.** Any one or more of the Vice Presidents may be designated by the Board of Directors as an Executive Vice President or a Senior Vice President. At the request of the President or in his/her absence or during his/her disability, the first designated Executive Vice President shall perform the duties and exercise the functions of the President. If there be no

Executive Vice President, the Vice President designated by the Board of Directors shall perform such duties and exercise such functions in such case. Each Vice President shall have such other powers and duties as may from time to time be properly prescribed by the Board of Directors or the President.

3.8 **Secretary.** The Secretary shall attend all meetings of the Board of Directors and of the Shareholders, and shall record all votes in the Minutes of all such proceedings in a book to be maintained for such purpose. He/she shall give or cause to be given notice of all meetings of Shareholders and Special Meetings of the Board of Directors. He/she shall be the custodian of the seal of the Corporation and shall affix the seal to any instrument when authorized by the Board of Directors. He/she shall keep all the documents and records of the Corporation, as required by law or otherwise, in a proper and safe manner. The Secretary shall have such other powers and duties as may from time to time be properly prescribed by the Board of Directors or the President.

3.9 **Treasurer.** The Treasurer shall keep correct and complete books and records of account for the Corporation. Subject to the control and supervision of the Board of Directors and the President, or such other officer as the President may designate, the Treasurer shall establish and execute programs for the provision of the capital required by the Corporation, including negotiating the procurement of capital and maintaining adequate sources for the Corporation's current borrowings from lending institutions. He/she shall maintain banking arrangements to receive, have custody of and disburse the funds and securities of the Corporation. He/she shall invest the funds of the Corporation as required, establish and coordinate policies for investment in pension and other similar accounts due the Corporation. The Treasurer shall have such other powers and duties as may from time to time be properly prescribed by the Board of Directors or the President.

3.10 **Controller.** The Board of Directors may appoint a Controller. Subject to the control and supervision of the Board of Directors and the President, or such officer as the President may designate, the Controller shall establish, coordinate and administer an adequate plan for the financial control of operations, including profit planning, programs for capital investing and for financing, sales forecasts, expense budgets and cost standards, together with the necessary procedures to effectuate such plans. The Controller shall compare performance with operating plans and standards and shall report and interpret the results of operations to all levels of management.

ARTICLE IV - INDEMNIFICATION

All officers and directors of the Corporation shall be indemnified by the Corporation, to the fullest extent permitted by the Business Corporation Law of the State of New York, as required by the Certificate of Incorporation.

ARTICLE V - CERTIFICATES OF STOCK

5.1 **Form and Signature.** The certificates of stock of the Corporation shall be numbered and entered on the books of the Corporation as they are issued. In addition to other requirements prescribed by law, the certificates shall exhibit the holder's name and the number of shares and shall be signed by the President or Executive Vice President and by the Treasurer, Secretary, Assistant Treasurer or Assistant Secretary. Where any certificate is signed by a transfer agent and registered by a registrar, other than the Corporation itself or an employee, the signature of any such officers may be facsimiles, engraved or printed. In case any officer who has signed, or whose facsimile signature has been placed upon a certificate, shall have ceased to be such officer before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer at the date of issue.

5.2 **Transfer of Shares.** The shares of the Corporation shall be transferred on the books of the Corporation by the registered holder thereof, in person or by his/her attorney, upon surrender for cancellation of certificates for the same number of shares, with a proper assignment and powers of transfer endorsed thereon or attached thereto, duly signed by the person appearing by the certificate to be the owner of the shares represented thereby, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require. Such certificate shall have affixed thereto all stock transfer stamps required by law. The Board of Directors shall have power and authority to make all such other rules and regulations as it may deem expedient concerning the issue, transfer and registration of certificates for shares of the Corporation.

5.3 **Mutilated, Lost, Stolen or Destroyed Certificates.** The holder of any certificate representing shares of the Corporation shall immediately notify the Corporation of any mutilation, loss, theft, or destruction thereof. The Board of Directors may, in its discretion, cause one or more new certificates for the same number of shares in the aggregate to be issued to such holder upon the surrender of the mutilated certificate, or in the case of loss, theft or destruction of the certificate, upon satisfactory proof of such loss, theft or destruction and the deposit of indemnity by way of bond or otherwise in such form and amount and with such sureties or securities as the Board of Directors may require to indemnify the Corporation and transfer agent and registrar, if any, against loss or liability by reason of the issuance of such new certificates. Alternatively, the Board of Directors may, in its discretion, refuse to issue such new certificates save upon the order of some court having jurisdiction in such matters.

5.4 **Stock Ledgers.** The stock ledgers of the Corporation containing the names and addresses of the Shareholders and the number of shares held by them respectively shall be maintained at the principal office of the Corporation, or if there be a transfer agent, at the office of such transfer agent as the Board of Directors shall determine.

5.5 **Transfer Agents and Registrars.** The Corporation may have one or more transfer agents and one or more registrars of its stock or of any class or classes of its stock, whose respective duties the Board of Directors may from time to time determine.

5.6 **Record Holder.** The Corporation shall be entitled to treat the holder of record of any shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as expressly provided by statute.

5.7 **Stock Certificates of Steuben Trust Company.** Notwithstanding the preceding provisions of this Article V, certificates representing shares of Steuben Trust Company stock outstanding prior to the acquisition of all shares of Steuben Trust Company by the Corporation shall represent the ownership of common stock of the Corporation as described in the Plan of Acquisition of Steuben Trust Company by the Corporation and in materials presented to the stockholders of Steuben Trust Company relating to said Plan.

ARTICLE VI - FINANCES

6.1 **Dividends.** Subject to any statutory provisions, dividends upon the capital stock of the Corporation may be declared by the Board of Directors, payable on such dates as the Board of Directors may designate.

6.2 **Reserves.** Before the payment of any dividend, there may be set aside out of the funds of the Corporation available for dividends, such sum or sums as the Board of Directors may from time to time in its absolute discretion deem proper as a reserve to meet contingencies or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board shall deem conducive to the interests of the Corporation. The Board of Directors may modify or abolish any such reserve in the manner in which it was created.

6.3 **Bills, Notes, etc.** All checks or demands for money and notes or other instruments evidencing indebtedness or obligations of the Corporation shall be made in the name of the Corporation and shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

ARTICLE VII- SUBSIDIARIES (amended 2/12/04)

7.1 **Creation of Subsidiaries.** The Board of Directors may from time to time create Subsidiaries of the Corporation as operational units of the Corporation, and may set apart to such Subsidiaries such aspects or portions of the business, affairs and properties of the Corporation as the Board of Directors may from time to time determine.

7.2 **Subsidiary Officers.** The Board of Directors of the Corporation may appoint as officers of a Subsidiary, a President, one or more Vice Presidents, a Secretary, a Treasurer and any other officers, all of whom shall serve at the pleasure of the Board of Directors. The same person may hold two or more offices of a Subsidiary, except the offices of President and Secretary concurrently, and any person holding an office of a Subsidiary may also be elected an officer of the Corporation. The officers and all other persons who shall serve a Subsidiary in the capacities set forth in this Article are hereby appointed agents of the Corporation with the powers and duties herein set forth; provided, however, that the authority of said agents shall be limited to matters related to the properties, business and affairs of the Subsidiary and shall not extend to any other portion of the properties, business and affairs of the Corporation. The Board of Directors may from time to time authorize the President of the Corporation to appoint and remove all such officers or assistant or subordinate officers and agents and to prescribe the powers and duties therefor.

7.3 **Subsidiary Executive.** The Executive of a Subsidiary shall have the responsibility for the general management of the affairs of the Subsidiary , subject to the direction of the Board of Directors and the President of the Corporation. He/she shall see that all orders, instructions, policies, and resolutions of the Board of Directors and President of the Corporation relating to the business and affairs of the Subsidiary are carried into effect.

7.4 **Subsidiary Secretary.** The Subsidiary Secretary shall have the custody of such books and papers, shall maintain such records and shall have such other powers and duties as may from time to time be properly prescribed by the Board of Directors, the President of the Corporation and the Subsidiary Executive.

7.5 **Subsidiary Treasurer.** Subject to the direction of the Treasurer of the Corporation and the Subsidiary Executive, the Subsidiary Treasurer shall have custody of the funds and securities of the Subsidiary, shall keep full and accurate accounts of receipts and disbursements in books belonging to the Subsidiary, shall deposit all monies and other valuable effects in the name and to the credit of the Subsidiary in such depositories as may be designated by the Board of Directors and shall have such other powers and duties as may from time to time be properly prescribed by the Board of Directors, and President/CEO of the Corporation and the Subsidiary Executive.

ARTICLE VIII- AMENDMENTS

8.1 **Power to Amend.** Except as otherwise stated in the Certificate of Incorporation, the Bylaws of the Corporation may be adopted, amended or repealed by vote of the holders of the shares at any time entitled to vote on the election of Directors. The Board of Directors shall also have the power to adopt, amend or repeal the Bylaws of the Corporation by a majority vote of the entire Board of Directors at any meeting thereof; however, any Bylaws adopted by the Board of Directors may be amended or repealed at any meeting of the Shareholders by a majority of the votes cast at such meeting by the holders of shares entitled to vote thereon.

8.2 **Notice of Amendment Affecting Election of Directors.** If any Bylaw regulating an impending election of Directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of Shareholders for the election of Directors the Bylaw so adopted, amended, or repealed, together with a concise statement of the changes made.

Exhibit 3.1

See Annex 2 to Offering Circular

Exhibit 3.2

See Attached


STC

STEUBEN TRUST CORPORATION



INCORPORATED UNDER THE LAWS OF THE STATE OF NEW YORK

SEE REVERSE FOR LEGEND AND CERTAIN DEFINITIONS


SPECIMEN

FULLY-PAID AND NON-ASSESSABLE SHARES OF THE ONE DOLLAR ($1) PAR VALUE COMMON STOCK OF STEUBEN TRUST CORPORATION

transferable on the books of said corporation by the holder hereof in person or by duly authorized attorney upon surrender of this certificate properly endorsed. This certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of said Corporation and the facsimile signatures of its duly authorized officers.

Dated:


STEUBEN TRUST CORPORATION
CORPORATE
SEAL
1990
NY

SECRETARY

PRESIDENT AND CHIEF EXECUTIVE OFFICER

COUNTERSIGNED AND REGISTERED:
AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC
(New York, NY)
TRANSFER AGENT AND REGISTRAR

BY:

AUTHORIZED SIGNATURE

AMERICAN BANK NOTE COMPANY

Exhibit 6.1



CHANGE IN CONTROL AGREEMENT

This Agreement by and between STEUBEN TRUST COMPANY, a New York Banking Corporation, with office and principal place of business at One Steuben Square, Hornell, New York, 14843, hereinafter referred to as the "Bank", and

BRENDA L. COPELAND, an individual with a residence of 5863 Dineen Road, Hornell, New York, 14066, hereinafter referred to as the "Employee", and

WHEREAS the Bank has hired the Employee as its President and Chief Executive Officer according to the terms and conditions of the Agreement between the Bank and the Employee, and

WHEREAS the parties desire to enter into an Agreement to compensate the Employee in the event there is a change in control of the bank, and to provide for the non-competition of the Employee in the event the Employee leaves her employment with the Bank for any reason.

NOW THEREFORE in consideration of the mutual covenants hereinafter expressed, the parties intending to be bound, agree as follows:

1. In the event there is a change in control of the Bank or its parent Holding Company Steuben Trust Corporation within the five year period commencing with the date of this Agreement if the Employee is an Employee of the Bank, the Bank shall pay the Employee her annual compensation existing at the time of the change in control, together with all additional benefits for the

term of three years from the date of the change in control of the Bank or its parent Holding Company Steuben Trust Corporation. For purposes of this Agreement change in control shall mean the possession of the power to elect a majority of the members of the Board of Directors of the Bank or its parent Holding Company Steuben Trust Corporation through the ownership of voting securities in the Bank by any person or persons or organizations not shareholders of the Bank as of the date of this Agreement.

2. In the event the employee is employed in a comparable capacity and ~~or~~ for equal remuneration at such time by whatever person or entity obtains the power to elect the majority of members of the Board of Director as provided herein in the same or comparable position, this change in control agreement shall be inoperative, provided however in the event the employee voluntarily leaves the employment of whichever person or entity obtains the power to elect the majority of members of the Board of Directors within one year period of the date of the change in control, then the terms of this agreement shall have full force and effect.

3. In consideration of the above provisions, the Employee agrees that upon the termination of her employment for any reason she will not, within the three year period of her leaving her employment with the Bank or its parent Holding Company Steuben Trust Corporation, reveal or disclose to any person outside of the Bank without the Bank's specific written

SHULTS AND SHULTS
ATTORNEYS AND COUNSELORS
HORNELL, NEW YORK

authorization whether by private communication or public address or otherwise, information not lawfully available to the public concerning any of the Bank's or the Bank's parent Holding Company Steuben Trust Corporation confidential information including procedures, developments, plans, methods, systems, marketing techniques, cost methods, or any customer list. Upon the termination of Employee's employment for any reason Employee shall promptly surrender to the Bank all copies of the foregoing.

4. In further consideration of this Agreement, Employee agrees that during the period ending later than three years from the date of the termination of her employment for any reason as per a change of control as herein contemplated, she will not directly or indirectly for her own account or as an employee, officer, director, partner in joint venture or otherwise, engage in the business of banking, or otherwise compete with the Bank or it's parent Holding Company Steuben Trust Corporation with any competitor of the bank, a competitor of the bank being defined as any bank or financial institution which has an office within a fifteen mile geographic radius of an existing Steuben Trust Company office at the time of the change in control with the following exception: the employee may provide limited consulting services to financial institutions but shall not solicit any customers in the Counties of Steuben, Allegany, Monroe, and Livingston.

5. This Agreement shall inure to the benefit of the parties, their heirs, successors and assigns, may not be changed orally and shall be governed by the Laws of the State of New York.

IN WITNESS WHEREOF the parties have hereunder set their hands and seals the day and year first above written.

STEUBEN TRUST COMPANY



by: David A. Shults, Chairman

03/03/09

Brenda L. Copeland

STATE OF NEW YORK
COUNTY OF STEUBEN

On the 12 day of Nov, in the year Two Thousand Nine, before me, the undersigned, personally appeared David A. Shults, Chairman of Steuben Trust Company, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual or the person upon behalf of which the individual acted, executed the instrument.

Notary Public
My Comm. Exp.: 11/30/09

STATE OF NEW YORK
COUNTY OF STEUBEN

On the 3rd day of March, in the year Two Thousand Nine, before me, the undersigned, personally appeared Brenda L. Copeland, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her capacity, and that by her signature on the instrument, the individual or the person upon behalf of which the individual acted, executed the instrument.

Notary Public
My Comm. Exp.:

MARY E. HILFIGER, Notary Public
State of New York, Steuben County
Registration No. 4779492
My Commission Expires Sept. 30, 2009

SHULTS AND SHULTS
ATTORNEYS AND COUNSELORS
HORNELL, NEW YORK

STEUBEN TRUST CORPORATION

2010 LONG-TERM STOCK INCENTIVE PLAN

The Steuben Trust Corporation Long-Term Stock Incentive Plan (the "Plan") has been established by Steuben Trust Corporation (the "Corporation"), which term shall include any subsidiaries of Steuben Trust Corporation to secure for the Corporation and its shareholders the benefits of the incentive inherent in stock ownership in the Corporation by employees who are responsible for its future growth and continued success. The Plan promotes the success and enhances the value of the Corporation by linking the personal interests of Participants (as defined below) to those of the Corporation's shareholders and by providing Participants with an incentive for outstanding performance. The Plan is further intended to provide flexibility to the Corporation in its ability to motivate, attract and retain the services of Participants upon whose judgment, interest and special effort the successful conduct of its operation largely depends.

1. Incentives

Incentives under the Plan may be granted in any one or a combination of (a) Incentive Stock Options; (b) Nonqualified Stock Options; and (c) Restricted Stock Grants (collectively "Incentives"). All Incentives shall be subject to the terms and conditions set forth herein and to such other terms and conditions as may be established by a committee of the Board of Directors of the Corporation (the "Committee") designated to administer the Plan.

2. Participants

All employees who have been determined by the Committee to contribute significantly to the profits or growth of the Corporation shall be eligible to participate in the Plan if designated by the Committee (the "Participants").

3. Administration

The Plan shall be administered by the Committee. The Committee shall be responsible for the administration of the Plan including, without limitation, determining which Participants receive Incentives, what kind of Incentives are made under the Plan and for what number of shares, and the other terms and conditions of the Incentives. Determinations by the Committee under the Plan, including, without limitation, determinations of the Participants, the form, amount and timing of Incentives, the terms and provisions of Incentives and the agreements evidencing Incentives, need not be uniform and may be made selectively among Participants who receive, or are eligible to receive, Incentives hereunder, whether or not such Participants are similarly-situated.

The Committee shall have the responsibility of construing and interpreting the Plan and of establishing and amending any rules and regulations it may deem necessary or desirable for the proper administration of the Plan. Any decision or action taken or to be taken by the Committee, arising out of or in connection with the construction, administration, interpretation and effect of the Plan and of its rules and regulations, shall, to the maximum extent permitted by applicable law, be within its absolute discretion (except as otherwise specifically provided herein) and shall be conclusive and binding upon the Corporation, all Participants and any person claiming under or through any Participant.

Each person who is or shall have been a member of the Committee, or the Board of Directors, shall be indemnified and held harmless by the Corporation against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Corporation's approval, or paid by him in satisfaction of any judgment in any such action, suit or proceeding against him, provided he shall give the Corporation an opportunity, at its own expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf. The foregoing right of indemnification shall be in addition to any other rights of indemnification to which such persons may be entitled under the Corporation's Articles of Incorporation or by-laws, as a matter of law or otherwise, or any power that the Corporation may have to indemnify them or hold them harmless.

4. **Shares Available for Incentives**

(a) **Shares Subject to Issuance or Transfer.** Subject to adjustment as provided in Section 4(b), there is hereby reserved for issuance under the Plan 80,000 shares of Common Stock. The shares available for granting awards shall be increased by the number of shares as to which options or other benefits granted under the Plan have lapsed, expired, terminated or been canceled. Shares under this Plan shall be delivered by the Corporation from its authorized but unissued shares of Common Stock, including shares repurchased by the Corporation.

(b) **Adjustment of Shares.** In the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or other similar change in the capital structure of the Corporation, then (i) the number of shares authorized for issuance under the Plan, and (ii) the number of shares subject to outstanding Incentives and, in the case of Stock Options, the option price will be proportionately adjusted, provided that fractions of a share will be rounded down to the nearest whole share.

5. **Stock Options**

The Committee may grant options qualifying as Incentive Stock Options under the Internal Revenue Code of 1986, as amended, or any successor code thereto (the "Code") and Non-Statutory Options (collectively "Stock Options"). Stock Options shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe:

(a) **Option Price.** The option price per share with respect to each Stock Option shall be determined by the Committee, but shall not be less than 100% of the fair market value of the Common Stock on the date the Stock Option is granted, as determined by the Committee. The option price of an Incentive Stock Option granted to an individual owning more than ten percent of the total combined voting power of all classes of stock of the Corporation (a "10% Owner") shall not be less than 110% of the fair market value of the Common Stock.

(b) **Period of Option.** The period of each Stock Option shall be fixed by the Committee but shall not exceed ten (10) years, or, in the case of a 10% Owner, five years.

(c) **Payment.** No shares shall be issued until full payment of the option price has been made. The option prices may be paid in cash or, if the Committee determines, in shares of Common Stock or a combination of cash and shares. If the Committee approves the use of shares of Common Stock as a payment method, the Committee shall establish such conditions as it deems appropriate for the use of Common Stock to exercise a stock option. The Committee may establish rules and procedures to permit an option holder to defer recognition of gain upon the exercise of a stock option.

(d) **Exercise of Option.** The Committee shall determine how and when shares covered by a Stock Option may be purchased. The Committee may establish waiting periods, the dates on which options become exercisable or "vested" and exercise periods, provided that in no event (including those specified in paragraphs (e), (f) and (g) of this Section 5) shall any Stock Option be exercisable after its specified expiration period.

(e) **Termination of Employment.** Unless otherwise determined by the Committee, upon the termination of a Participant's employment (for any reason other than retirement, death or termination for deliberate, willful or gross misconduct), Stock Option privileges shall be limited to the shares which were immediately exercisable at the date of such termination. The Committee, however, in its discretion, may provide that any Stock Options outstanding but not yet exercisable upon the termination of a Participant's employment may become exercisable in accordance with a schedule as may be determined by the Committee. Such Stock Option privileges shall expire unless exercised within such period of time after the date of termination of employment as may be established by the Committee, but in no event later than the expiration date of the Stock Option.

(f) **Retirement.** Unless otherwise determined by the Committee, upon retirement of a Participant, Stock Option privileges shall apply to those shares immediately exercisable at the date of retirement. The Committee, however, in its discretion, may provide that any Stock Options outstanding but not yet exercisable upon the retirement of a Participant may become exercisable in accordance with a schedule as may be determined by the Committee. Stock Option privileges shall expire unless exercised within such period of time as may be established by the Committee, but in no event later than the expiration date of the Stock Option.

(g) **Death.** Unless otherwise determined by the Committee, upon the death of a Participant, Stock Option privileges shall apply to those shares which were immediately exercisable at the time of death. The Committee, however, in its discretion, may provide that any Stock Options outstanding but not yet exercisable upon the death of a Participant may become exercisable in accordance with a schedule as may be determined by the Committee. Such privileges shall expire unless exercised by legal representative(s) within a period of time as determined by the Committee, but in no event later than the expiration date of the Stock Option.

(h) **Termination due to Misconduct.** If a Participant's employment is terminated for deliberate, willful or gross misconduct, as determined by the Company, all rights under the Stock Option shall expire upon receipt of the notice of such termination.

(i) **Limits on Incentive Stock Options.** Except as may otherwise be permitted by the Code, the Committee shall not grant to a Participant Incentive Stock Options that, in the aggregate, are first exercisable during any one calendar year to the extent that the aggregate fair market value of the Common Stock, at the time the Incentive Stock Options are granted, exceeds $100,000, or such other amount as the Internal Revenue Service may decide from time to time.

6. **Restricted Stock Grants**

The Committee may award shares of Common Stock to a grantee, which shares shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe ("Restricted Stock Grant"):

(a) **Restrictions on Transfer and Legend on Stock Certificates.** The Committee may establish a period of time during which the grantee may not sell, assign, transfer, pledge or otherwise dispose of the shares of Common Stock ("Restriction Period"). Each certificate for shares of Common Stock issued hereunder shall contain a legend giving appropriate notice of the restrictions in the grant.

(b) **Escrow Agreement.** The Committee may require the Participant to enter into an escrow agreement providing that the certificates representing the Restricted Stock Grant will remain in the physical custody of an escrow holder until any restrictions are removed or expire.

(c) **Lapse of Restrictions.** All restrictions imposed under the Restricted Stock Grant shall lapse upon the expiration of the Restriction Period. The Participant shall then be entitled to have the legend removed from the certificates.

(d) **Dividends.** The Committee may, in its discretion, at the time of the Restricted Stock Grant, provide that any dividends declared on the Common Stock during the Restriction Period shall either be (i) paid to the Participant, or (ii) accumulated for the benefit of the Participant and paid to the Participant only after the expiration of the Restriction Period.

7. **Transferability and Right of First Refusal**

(a) Each Incentive Stock Option granted under the Plan shall not be transferable other than by will or the laws of descent and distribution; each other Incentive granted under the Plan will not be transferable or assignable by the recipients and may not be made subject to execution, attachment or similar procedures, other than by will or the laws of descent and distribution or as determined by the Committee in accordance with regulations promulgated under the Securities Exchange Act of 1934, if applicable, or any other applicable law or regulation.

(b) Shares of common stock acquired through the exercise of Stock Options or Restricted Stock Grants may, a the discretion of the Committee and as set forth in the document evidencing the Incentive, be subject to a right of first refusal by the Corporation.

8. **Discontinuance or Amendment of the Plan**

The Board of Directors may discontinue the Plan at any time and may from time to time amend or revise the terms of the Plan as permitted by applicable statutes, except that it may not revoke or alter, in a manner unfavorable to the grantees of any Incentives hereunder, any Incentives then outstanding, nor may the Board of Directors amend the Plan without stockholder approval where the absence of such approval would cause the Plan to fail to comply with Rule 16b-3 under the Securities Exchange Act of 1934, if applicable, or any other requirement of applicable law or regulation. Unless approved by the Corporation's stockholders, no adjustments or reduction of the exercise price of any outstanding Incentives shall be made by cancellation of outstanding Incentives and the subsequent re-granting of Incentives at a lower price to the same individual. No Incentive shall be granted under the Plan after 10 years following the date the Plan is approved by shareholders, but Incentives granted under the Plan may extend beyond that date.

9. **No Right of Employment or Participation**

The Plan and the Incentives granted hereunder shall not confer upon any Participant the right to continued employment or otherwise to continue to provide services to the Corporation, or affect in any way the right of the Corporation to terminate the employment of a Participant at any time and for any reason. No individual shall have a right to be granted an Incentive, or having been granted an Incentive, to receive any future Incentives.

10. **No Limitation on Compensation**

Nothing in the Plan shall be construed to limit the right of the Corporation to establish other plans or to pay compensation in cash or property in a manner which is not expressly authorized under the Plan.

11. **No Impact on Benefits**

Except as may otherwise be specifically stated under any employee benefit plan, policy or program, no amount payable in respect of any Incentive shall be treated as compensation for purposes of calculating an employee's right under any such plan, policy or program.

12. **No Constraint on Corporate Action**

Nothing in the Plan shall be construed (i) to limit, impair or otherwise affect the Corporation's right or power to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets, or (ii) except as provided in Section 8, to limit the right or power of the Corporation or any subsidiary to take any action which such entity deems to be necessary or appropriate.

13. **Withholding Taxes**

The Corporation shall be entitled to deduct from any payment under the Plan, regardless of the form of such payment, the amount of all applicable income and employment taxes required by law to be withheld with respect to such payment or may require the Participant to pay to it such tax prior to and as a condition of the making of such payment. In accordance with any applicable administrative guidelines it establishes, the Committee may allow a Participant to pay the amount of taxes required by law to be withheld from an Incentive by withholding from any payment of Common Stock due as a result of such Incentive, or by permitting the Participant to deliver to the Company shares of Common Stock having a fair market value, as determined by the Committee, equal to the amount of such required withholding taxes.

14. **Governing Law**

The Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of New York.

15. **Effective Date**

The Effective Date of the Plan shall be the date the Plan is approved by shareholders.

US2008 1193300.1

Exhibit 10.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Registration Statement of Steuben Trust Corporation on Form 1-A, of our report dated February 8, 2013 on the consolidated financial statements of Steuben Trust Corporation and to the reference to us under the heading "Experts" in the prospectus.



Crowe Horwath LLP

Cleveland, Ohio
August 22, 2013

Exhibit 15.1

STEUBEN TRUST CORPORATION
POWER OF ATTORNEY

The Issuer and each person whose signature appears below hereby appoints Brenda L. Copeland and James P. Nicoloff, and each of them, as attorneys-in-fact, each with full power of substitution, to execute in their names and on behalf of the Issuer and each such person, individually and in each capacity stated below, one or more amendments (including post-effective amendments) to this Offering Statement as the attorney-in-fact acting on the premise shall from time to time deem appropriate and to file any such amendment to this Offering Statement with the Securities and Exchange Commission. This Power of Attorney may be executed in counterparts, all of which taken together shall constitute one and the same instrument.

SIGNATURES

Date: 7/11, 2013


David A. Shults, Director and Chairman of the Board

Date: July 11, 2013


Robert U. Blades, Jr., Director

Date: July 11, 2013


Brenda L. Copeland, Director & President and CEO

Date: July 11, 2013


Michael E. Davidson, Director

Date: July 11, 2013


Charles M. Edmondson, Director

Date: JULY 11, 2013


Stoner E. Horey, Director

Date: July 11, 2013


L. Victor Myers, Director

Date: 7/11, 2013


Charles D. Oliver, Director

Date: July 11, 2013


Amanda S. Parker, Director

Date: 7-11, 2013


Eric Shults, Director

Date: 07/11, 2013


Sherry C. Walton, Director

SIGNATURES

The Issuer. The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hornell, New York, on this 22nd day of August, 2013.

STEUBEN TRUST CORPORATION

By: ______________________
James P. Nicoloff, Executive Vice President
and Chief Financial Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated:

Date: July 11, 2013	Brenda L. Copeland, President and Chief Executive Officer (Principal Executive Officer)
Date: August 22, 2013	James P. Nicoloff, Executive Vice President, Treasurer and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Date: 7/11, 2013	David A. Shults, Director and Chairman of the Board
Date: July 11, 2013	Robert U. Blades, Jr., Director
Date: July 11, 2013	Michael E. Davidson, Director
Date: July 11, 2013	Charles M. Edmondson, Director
Date: JULY 11, 2013	Stoner E. Horey, Director
Date: July 11, 2013	L. Victor Myers, Director
Date: 7/11, 2013	Charles D. Oliver, Director
Date: July 11, 2013	Amanda S. Parker, Director
Date: 7-11, 2013	Eric Shults, Director
Date: 07/11, 2013	Sherry C. Walton, Director